

The Boeing Company

2025 Annual Report

Table of Contents

Restoring Trust, Moving Forward

A letter from President and CEO Kelly Ortberg



To our shareholders and teammates,

To move our company forward, we're making important progress and taking the right steps to restore Boeing's position as an iconic global company at the forefront of aerospace innovation.

Looking back at where we were this time last year, we're building momentum and restoring trust with those who count on us. Our customers, suppliers, regulators and stakeholders are experiencing the tangible results of our commitment to delivering high-quality, safe products and services around the world.

Staying focused on safety, quality and performance, we're stabilizing operations and increasing production, delivering more airplanes, and strengthening development program execution. Across our business, we're winning in the market with record-breaking orders and big wins — pushing our company backlog to a record $682 billion last year.

While I'm proud of what we've accomplished so far, we have not turned the corner just yet, and there's more work ahead of us. With progress comes expectations, and we need to continue elevating our performance.

What gives me confidence in our path forward is our team and the foundation we've built to stabilize our business, strengthen our culture, and accelerate our progress as we work together to bring out the very best in Boeing.

Our Path Forward

By strengthening safety and quality throughout our factories, operations and supply chain, we're delivering stronger performance across our commercial, defense and services businesses.

Following our Safety & Quality Plan, we're tracking key performance indicators to maintain stable production across Commercial Airplanes. This resulted in our team increasing deliveries to 600 airplanes last year — our most since 2018. We also won more than 1,100 commercial orders last year, including the largest widebody purchase in Boeing history. As we look to move to higher rates on the 737 MAX and 787 Dreamliner this year, we will methodically use the same process to guide our decisions while continuously monitoring our production system to ensure stability.

Looking ahead, some of our biggest opportunities are completing certification of the 737-7, 737-10 and 777-9. We have a clear-eyed view of what's needed, and our adjusted timelines reflect these realities.

In Defense, Space & Security, we've made great strides to stabilize our business while securing a transformational win to build the U.S. Air Force's sixth-generation fighter. We're reducing the risk profile of our development programs and leveraging active management to deliver better outcomes for our customers. The lessons we learn through these efforts will help us work closer with our customers and ensure we start new programs with the right foundation to consistently deliver on our commitments.

Global Services continues to perform and add customer value across our commercial and defense businesses, delivering capabilities in parts and distribution, maintenance and modifications, cabins, digital services, and training. Our government services business received its highest annual orders last year, and the Global Services team also launched a unified e-commerce platform that brings together all of our distribution services into a streamlined digital destination, simplifying how customers and suppliers connect, transact and grow their businesses.

Safety & Quality

Safety is foundational to all that we do — in the workplace and in the products we design, build and support. Along with our efforts to strengthen factory health and long-term stability, we continue to implement initiatives focused on workforce training, process improvements and employee engagement.



We've bolstered mandatory Product Safety and Quality training for all employees, with enhanced support systems such as workplace coaches, peer trainers and skill enhancement centers. More than 600 hours of new curriculum have been added, covering critical areas like quality proficiency and Safety Management System (SMS).

We activated enhanced specialized training programs targeting six essential manufacturing skills, and we launched a mandatory immersive Leaders in Foundational Training program to ensure managers are fully equipped to lead effectively, with safety at the forefront. Digitization of training systems, simplification of processes, and the introduction of randomized quality audits further reinforce compliance and performance tracking. These types of activities reduce complexity, improve performance and strengthen factory health.

"What gives me confidence in our path forward is our team and the foundation we've built to stabilize our business, strengthen our culture, and accelerate our progress."

To foster a positive safety culture, employee involvement is encouraged through quarterly manager-led safety events and continuous feedback. Improvements to our Speak Up system and rigorous hazard assessments during production line moves further demonstrate Boeing's holistic approach to safety and quality across our operations.



"Our acquisition of Spirit AeroSystems reinforces our efforts to improve safety and quality."

Working Together

How we work is just as important as what we work on, and getting our culture right is foundational to everything that we do. Over the past year, we've listened to our employees through two high-participation, confidential surveys that produced important feedback and insights, informing our efforts to strengthen our culture.

Based on survey results and input from our teammates, we created new company values and behaviors: Safety & Quality, People Focus, Trust, Ownership, and Innovation. Our teams are rallying around these values and embracing the behaviors that guide our everyday work.

Additionally, we rolled out a new performance management process for much of our workforce that emphasizes growth, development and accountability. We're not just measuring what people do, but how they do their work. We're also building our future by investing in our frontline and senior leaders through new and innovative leadership development programs.

Across the company, we're seeing a change in our team and people as our new culture takes hold. Leaders are spending more time on the factory floor and in engineering labs to remove barriers and better understand daily work. While change takes time, our culture change drives our performance and success.

Investing in Our Future

As we strengthen performance and change our culture, stabilizing our financial health allows us to make investments that will position us for the future. Our acquisition of Spirit AeroSystems reinforces our efforts to improve safety and quality throughout our factories, operations and supply chain. With our $10.6 billion sale of portions of the Digital Aviation Solutions business, we streamlined our portfolio and solidified our balance sheet while retaining key digital capabilities to support our customers and enable continued growth in digital offerings and tools.

Our investments in research and development, capital expenditures, and factory expansions — which totaled $6.6 billion in 2025 — support higher production rates, improved quality and next-generation capabilities. Site expansions and investments, from the Puget Sound to Charleston, St. Louis to Germany, will position Boeing to meet customer demand and execute reliably for decades to come.

We also continue to invest in the communities in which we live and work. Whether supporting disaster relief, advancing STEM education or contributing through Boeing Global Engagement, our teams are making a meaningful difference in the places we call home.

Restoring Trust Together

Every day is an opportunity to earn back trust by delivering on our commitments. While we've made progress, we're focused on maintaining our momentum while building a culture where every teammate can do their best work and contribute to our inspiring mission to connect, protect and explore our world and beyond.

To our teammates, thank you for doing your part to move Boeing forward. The progress we made in 2025 is the result of your efforts. Together, we'll continue to restore trust with those who are counting on us and return Boeing to the iconic company we're all proud of.

To our shareholders, thank you for your continued trust, support and confidence as we position Boeing for the future.

Restoring trust together,

Kelly Ortberg
President and CEO

Board of Directors (as of Feb. 23, 2026)

Robert A. Bradway
Chairman and CEO, Amgen Inc.
Boeing director since 2016
*Committees: Governance
& Public Policy (Chair),
Compensation*

Mortimer J. Buckley
Former Chairman and CEO,
The Vanguard Group
Boeing director since 2025
*Committees: Finance,
Governance & Public Policy*

Lynne M. Doughtie
Former U.S. Chair
and CEO, KPMG
Boeing director since 2021
*Committees: Audit (Chair),
Compensation*

David L. Gitlin
Chairman and CEO,
Carrier Global Corporation
Boeing director since 2022
*Committees: Aerospace
Safety, Audit*

Lynn J. Good
Former Chairman and CEO,
Duke Energy Corporation
Boeing director since 2015
*Committees: Compensation
(Chair), Audit*

Stayce D. Harris
Retired United Airlines Pilot;
Retired Lt. General and Former
Inspector General, U.S. Air Force
Boeing director since 2021
*Committees: Aerospace Safety,
Governance & Public Policy,
Special Programs*

Akhil Johri
Former Executive Vice
President and Chief Financial
Officer, United Technologies
Corporation
Boeing director since 2020
*Committees: Finance (Chair),
Audit*

David L. Joyce
Former President and CEO,
GE Aviation; Former Vice Chair,
General Electric Company
Boeing director since 2021
*Committees: Aerospace Safety
(Chair), Governance & Public
Policy, Special Programs*

Steven M. Mollenkopf
Independent Board Chair, The
Boeing Company; Former CEO,
Qualcomm Incorporated
Boeing director since 2020
*Committees: Compensation,
Governance & Public Policy,
Special Programs*

Robert Kelly Ortberg
President and CEO,
The Boeing Company
Boeing director since 2024
Committees: None

John M. Richardson
31st Chief of Naval Operations;
Former Director of the Naval
Nuclear Propulsion Program,
U.S. Navy
Boeing director since 2019
*Committees: Special Programs
(Chair), Aerospace Safety,
Finance*

Bradley D. Tilden
Former Chairman, President and
CEO, Alaska Air Group Inc.
Boeing director since 2025
*Committees: Aerospace Safety,
Finance*

Company Officers (as of Feb. 23, 2026)

Uma M. Amuluru
Executive Vice President and
Chief Human Resources Officer

Michael J. Cleary*
Controller

Dana S. Deasy
Chief Information Digital
Officer and Senior Vice President,
Information Digital
Technology & Security

John C. Demers*
Secretary

Brett C. Gerry
Chief Legal Officer and
Executive Vice President,
Global Compliance

Jesus Malave, Jr.
Executive Vice President and
Chief Financial Officer

Howard E. McKenzie
Chief Engineer and
Executive Vice President,
Engineering, Test & Technology

Dr. Brendan Nelson AO
Senior Vice President;
President, Boeing Global

Robert Kelly Ortberg
President and CEO

Stephen K. Parker
Executive Vice President;
President and CEO,
Boeing Defense,
Space & Security

Stephanie F. Pope
Executive Vice President;
President and CEO,
Boeing Commercial Airplanes

D. Christopher Raymond
Executive Vice President;
President and CEO,
Boeing Global Services

Ann M. Schmidt
Senior Vice President and
Chief Communications &
Brand Officer

Jeffrey S. Shockey
Executive Vice President of
Government Operations,
Global Public Policy &
Corporate Strategy

David R. Whitehouse*
Treasurer

*Appointed officer.

Financial Overview

U.S. dollars in millions, except per share data	2025	2024	2023	2022	2021
Revenues	**89,463**	66,517	77,794	66,608	62,286
Earnings/(loss) from operations	**4,281**	(10,707)	(773)	(3,519)	(2,870)
Diluted earnings/(loss) per share	**2.48**	(18.36)	(3.67)	(8.30)	(7.15)
Operating margins	**4.8%**	(16.1%)	(1.0%)	(5.3%)	(4.6%)
Core operating earnings/(loss)*	**3,236**	(11,811)	(1,829)	(4,662)	(4,043)
Core operating margins*	**3.6%**	(17.8%)	(2.4%)	(7.0%)	(6.5%)
Core earnings/(loss) per share*	**1.19**	(20.38)	(5.81)	(11.06)	(9.44)
Operating cash flow	**1,065**	(12,080)	5,960	3,512	(3,416)
Contractual backlog	**639,721**	498,802	497,094	381,977	356,362
Total backlog†	**682,207**	521,336	520,195	404,381	377,499

*Non-GAAP measures. See Page 143.

†Total backlog includes contractual and unobligated backlog. See Page 31 of the Form 10-K. Amounts prior to 2021 do not reflect the realignment of the Boeing Customer Financing team and portfolio into the Boeing Commercial Airplanes segment during the first quarter of 2023. See Note 22 to our 2023 Consolidated Financial Statements for additional information.

Comparison of Cumulative‡ Five-Year Total Shareholder Returns

‡Cumulative return assumes $100 invested; includes reinvestment of dividends.

S&P 500 Index

S&P 500 Aerospace & Defense Index

The Boeing Company





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 1-442

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	91-0425694
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

929 Long Bridge Drive	Arlington,	VA	22202
(Address of principal executive offices)			**(Zip Code)**

Registrant's telephone number, including area code (703)-465-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $5.00 Par Value	BA	New York Stock Exchange
Depositary Shares, each representing a 1/20th interest in a share of 6.00% Series A Mandatory Convertible Preferred Stock, $1.00 Par Value	BA-PRA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, there were 755,623,105 shares of common stock outstanding held by non-affiliates of the registrant, and the aggregate market value of the shares of common stock (based upon the closing price of these shares on the New York Stock Exchange) was approximately $158.3 billion.

The number of shares of the registrant's common stock outstanding as of January 23, 2026 was 785,347,096.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended December 31, 2025.

THE BOEING COMPANY

Index to the Form 10-K

For the Fiscal Year Ended December 31, 2025

Item 1. Business

The Boeing Company, together with its subsidiaries (herein referred to as "Boeing," the "Company," "we," "us," "our"), is one of the world's major aerospace firms.

We are organized based on the products and services we offer. We operate in three reportable segments:

- Commercial Airplanes (BCA);
- Defense, Space & Security (BDS);
- Global Services (BGS).

Commercial Airplanes Segment

This segment develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. We are a leading producer of commercial aircraft and offer a family of commercial jetliners designed to meet a broad spectrum of global passenger and cargo requirements of airlines. This family of commercial jet aircraft in production includes the 737 narrow-body model and the 767, 777 and 787 wide-body models. Development continues on the 777X program and the 737-7 and 737-10 derivatives.

Defense, Space & Security Segment

This segment engages in the research, development, production and modification of manned and unmanned military aircraft and weapons systems for strike, surveillance and mobility, including fighter and trainer aircraft; vertical lift, including rotorcraft and tilt-rotor aircraft; and commercial derivative aircraft, including anti-submarine and tanker aircraft. In addition, this segment engages in the research, development, production and modification of the following products and related services: strategic defense and intelligence systems, including strategic missile and defense systems, command, control, communications, computers, intelligence, surveillance and reconnaissance, cyber and information solutions, and intelligence systems, satellite systems, including government and commercial satellites and space exploration.

Global Services Segment

This segment provides services to our commercial and defense customers worldwide. Global Services sustains aerospace platforms and systems with a full spectrum of products and services, including supply chain and logistics management, engineering, maintenance and modifications, upgrades and conversions, spare parts, pilot and maintenance training systems and services, technical and maintenance documents, and digital solutions and analytics.

Intellectual Property

We own numerous patents and have licenses for the use of patents owned by others, which relate to our products and their manufacture. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. For example, the U.S. government has licenses in our patents that are developed in performance of government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes. Unpatented research, development and engineering skills, as well as certain trademarks, trade secrets and other intellectual property rights, also make an important contribution to our business. While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

Human Capital

As of December 31, 2025, Boeing's total workforce was approximately 182,000 with 14% located outside of the U.S.

As of December 31, 2025, our workforce included approximately 72,000 union members. As of December 31, 2025, we had 32 independent agreements with nine different unions in the U.S., and we had agreements with 18 employee representative bodies internationally. Information about our principal collective bargaining agreements is set forth in the following table:

Union	% of Total Workforce	Major Agreements with Union	Principal Location	Expiration Date
The International Association of Machinists and Aerospace Workers (IAM)	25%	IAM District 70	Kansas	June 2027
		IAM District 751	Washington	September 2028
		IAM District 837	Missouri	July 2030
The Society of Professional Engineering Employees in Aerospace (SPEEA)	11%	SPEEA Professional	Kansas	January 2026
		SPEEA Technical	Washington	October 2026
		SPEEA Professional	Washington	October 2026
		SPEEA Technical	Kansas	December 2028
The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)	1%	UAW Local 952	Oklahoma	January 2026
		UAW Local 1069	Pennsylvania	April 2027

During 2024, employees represented by IAM District 751, which represents over 30,000 Boeing manufacturing employees primarily located in Washington state, went out on strike for 53 days, halting production of most of our commercial aircraft and certain of our Defense, Space & Security products, and materially adversely impacting our business and financial position. During 2025, employees represented by IAM District 837, which represents approximately 3,200 employees at our St. Louis area sites, went out on strike for 101 days, disrupting our St. Louis operations and impacting programs including F/A-18, F-15, T-7A, MQ-25 and Weapons. We may experience additional work stoppages in the future, which could materially adversely affect our business, financial position, results of operations and cash flows and result in the diversion of management's attention from other ongoing business concerns.

For information on risks related to our human capital, see "Risks Related to Our Business and Operations" in Item 1A. Risk Factors.

We are committed to creating a work environment where every teammate around the world can perform at their best and grow their careers while supporting our company's mission to protect, connect and explore our world and beyond. During 2025, we continued to make progress in our culture transformation, including through launching our new Values and Behaviors, revising our performance management system to hold employees accountable not only for what they achieve but for how they achieve it, and enhancing training and leadership development programs. Our compensation program is designed to attract, reward and retain the best-qualified talent with competitive compensation and benefits, including healthcare, paid time off, parental leave, retirement benefits, tuition assistance, employee skills and leadership development programs, and mental and physical well-being programs.

We also invest in rewarding performance and have established a multi-level recognition program to acknowledge the achievements of excellent individual or team performance.

We support our employees' continuous development of professional, technical and leadership skills through access to digital learning resources and partnerships with leading professional/technical societies and organizations around the world. In 2025, Boeing employees completed approximately 5.8 million hours of learning and approximately 12,000 Boeing employees leveraged our tuition assistance program to pursue degrees, professional certificates and individual courses in strategic fields of study.

Safety, quality, integrity and sustainability are at the core of how Boeing operates. We aspire to achieve zero workplace injuries and provide a safe, open and accountable work environment for our employees. Employees are required on an annual basis to sign the Boeing Code of Conduct to reaffirm their commitment to do their work in a compliant and ethical manner. Additionally, we continue to focus on creating a culture where all employees feel empowered to speak up and provide multiple channels for all employees to ask for guidance and report concerns, including those related to ethics, safety or quality. We address employee concerns and take appropriate actions that uphold our Boeing values.

Competition

The commercial jet aircraft market and the airline industry remain extremely competitive. BCA faces aggressive international competitors who are intent on increasing their market share, such as Airbus and entrants from China. We are focused on improving our products and processes and continuing cost reduction efforts. We intend to continue to compete with other aircraft manufacturers by providing customers with airplanes and services that deliver superior design, safety, quality, efficiency and value to customers around the world.

BDS faces strong competition primarily from General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, RTX Corporation and SpaceX. Non-U.S. companies such as BAE Systems and Airbus Group continue to build a strategic presence in the U.S. market by strengthening their North American operations and partnering with U.S. defense companies. In addition, certain competitors have occasionally formed teams with other competitors to address specific customer requirements. BDS expects the trend of strong competition to continue into 2026.

The commercial and defense services markets are extremely challenging and are made up of many of the same strong U.S. and non-U.S. competitors facing BCA and BDS along with other competitors in those markets. BGS leverages our extensive services network offering products and services which span the life cycle of our defense and commercial aircraft programs: training, fleet services and logistics, maintenance and engineering, modifications and upgrades, as well as the daily cycle of gate-to-gate operations. BGS expects the market to remain highly competitive in 2026, and intends to grow market share by leveraging a high level of customer satisfaction and productivity.

Regulatory Matters

Our businesses are heavily regulated in most of our markets. We work with numerous U.S. government agencies and entities, including but not limited to, all of the branches of the U.S. military, the National Aeronautics and Space Administration (NASA), the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Government Contracts. The U.S. government, and other governments, may terminate any of our government contracts at their convenience, as well as for default based on our failure to meet specified performance requirements. If any of our U.S. government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. government would pay only for the work that has been accepted and could require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. government can also hold us liable for damages resulting from the default.

Commercial Aircraft. In the U.S., our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. For example, as a result of the 737-9 door plug accident in January 2024, the FAA investigated the 737 quality control system, including Spirit AeroSystems Holdings, Inc. (Spirit), and increased its oversight of our production and quality and safety management systems. The 737 program may only increase production rates and/or implement new production lines with the concurrence of the FAA. New aircraft models and new derivative aircraft are required to obtain FAA certification prior to entry into service. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the utilization, discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could also be affected by laws and regulations relating to climate change, including laws limiting or otherwise related to greenhouse gas emissions. These laws and regulations could lead to increased environmental compliance expenditures, increased energy and raw materials costs and new and/or additional investment in designs and technologies. We continually assess our compliance status and management of environmental matters to monitor compliance with applicable environmental laws and regulations. Investigation, remediation and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations. For additional information relating to environmental contingencies, see Note 15 to our Consolidated Financial Statements.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Raw Materials, Parts and Subassemblies

We are highly dependent on the availability and quality of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium (sheet, plate, forgings and extrusions) and composites (including carbon and boron). Although alternative sources generally exist for these raw materials, qualification of the sources could take a year or more. Many major components and product equipment items are procured or subcontracted on a sole-source basis. We continue to work with a small number of sole-source suppliers to ensure continuity of supply for certain items.

Suppliers

We are dependent upon the ability of a large number of U.S. and non-U.S. suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at our anticipated costs.

While we maintain an extensive qualification and performance surveillance system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments has and could continue to adversely affect product quality, production schedules and program/contract profitability, thereby jeopardizing our ability to fulfill commitments to our customers. We have also experienced significant increases in supplier prices which are adversely affecting our business. We are also dependent on the availability of energy sources, such as electricity, at affordable prices.

Seasonality

No material portion of our business is considered to be seasonal.

Executive Officers of the Registrant

See "Item 10. Directors, Executive Officers and Corporate Governance" in Part III.

Other Information

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Our principal executive offices are located at 929 Long Bridge Drive, Arlington, Virginia 22202, and our telephone number is (703) 465-3500.

General information about us can be found at www.boeing.com. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the Securities and Exchange Commission (SEC). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Boeing.

Cautionary Note About Forward-Looking Statements

This report, as well as our annual report to shareholders, quarterly reports and other filings we make with the SEC, press and earnings releases and other written and oral communications, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "should," "expects," "intends," "projects," "plans," "believes," "estimates," "targets," "anticipates" and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future financial condition and operating results, industry projections and outlooks, plans, objectives and goals, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that we believe to be reasonable when made, but that may not prove to be accurate.

Forward-looking statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors, including those set forth in the "Risk Factors" section below and other important factors disclosed in this report and from time to time in our other filings with the SEC, could cause actual results to differ materially and adversely from these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

Item 1A. Risk Factors

An investment in our securities involves risks and uncertainties, including those described below, which can materially affect our business, financial position, results of operations and cash flows. These risk factors should be carefully reviewed in conjunction with the other information in this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes. Due to risks and uncertainties, known and unknown, our past financial results may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Business and Operations

We depend heavily on commercial airlines, subjecting us to unique risks.

Market conditions have a significant impact on demand for our commercial aircraft and related services. The commercial aircraft market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability in both developed and emerging markets. Demand for our commercial aircraft is further influenced by additional factors including airline profitability, availability of aircraft financing, trade policies, geopolitics, technological advances, price and other competitive factors, fuel prices, inflationary pressures, terrorism, pandemics, epidemics, sustainability-related preferences, environmental regulations, and reputational factors. Historically, the airline industry has been cyclical and very competitive and has experienced significant profit swings and constant challenges to be more cost competitive. Significant deterioration in the global economic environment, the airline industry generally or the financial stability of one or more of our major customers could result in fewer new orders for aircraft or services, or could cause customers to seek to postpone or cancel contractual orders and/or payments to us, which could result in lower revenues, profitability and cash flows and a reduction in our contractual backlog. In addition, because our commercial aircraft backlog consists of aircraft scheduled for delivery over a period of several years, any of these macroeconomic, industry or customer impacts could affect deliveries over a long period.

We enter into firm fixed-price aircraft sales contracts with indexed price escalation clauses, which subjects us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate. Commercial aircraft sales contracts are typically entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period. Changes in escalation amounts can significantly impact revenues and operating margins in our BCA business.

We derive a significant portion of our revenues from a limited number of commercial airlines. We can make no assurance that any customer will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. In addition, fleet decisions, airline consolidations or financial challenges involving any of our major commercial airline customers could significantly reduce our revenues and limit our opportunity to generate profits from those customers. Our customers' fleet decisions and financial position are also impacted by fuel and other costs, as well as inflationary pressures.

Our Commercial Airplanes business depends on our ability to maintain a healthy production system, ensure every airplane in our production system conforms to exacting specifications, achieve planned production rate targets, successfully develop and certify new aircraft or new derivative aircraft, and meet or exceed stringent performance and reliability standards.

The commercial aircraft business is extremely complex, involving extensive coordination and integration with suppliers, highly-skilled labor performed by thousands of employees, and stringent and evolving regulatory requirements and performance and reliability standards. As a result, our ability to deliver aircraft on time, satisfy regulatory and customer requirements, and achieve or maintain, as applicable, program profitability is subject to significant risks.

The introduction of new aircraft programs and/or derivatives, such as the 777X, 737-7 and 737-10, takes years and involves significant risks associated with meeting development, testing, certification, and production schedules. We follow the lead of the FAA as we work through the certification process, and the FAA ultimately determines the timing of certification and entry into service. There have been significant delays on each of these development programs and if we experience additional delays in achieving certification or meeting customer commitments, or if we or our suppliers are unable to timely and effectively address issues discovered during certification and testing and/or efficiently and cost-effectively incorporate required design changes into production aircraft, our financial position, results of operations and cash flows would be adversely impacted. For example, the 777X program, which launched in 2013 and is currently expecting first delivery in 2027, recognized additional reach-forward losses of $4.9 billion and $3.5 billion in 2025 and 2024, primarily due to production challenges, certification and delivery delays, and higher estimated labor and supplier costs. A number of our customers have contractual remedies, including compensation for late deliveries or rights to reject individual airplane deliveries based on delivery delays. Delays on the 737, 777X and 787 programs have resulted in, and may continue to result in, customers having the right to terminate orders, be compensated for late deliveries and/or substitute orders for other Boeing aircraft.

We must minimize disruption caused by production changes, achieve and maintain operational stability and implement productivity improvements to meet customer demand and maintain our profitability. We have plans to increase production rates on several of our commercial aircraft programs, while continuing ongoing development and production of new or derivative aircraft. These plans include increasing the 737 production rate to 47 per month in 2026, as well as further production rate increases that will require a new production line. There is risk that planned production rate increases may be delayed or not occur at all if our production health key performance indicators and rate readiness process guided by our Safety Management System do not support increasing production rates or we are unable to obtain FAA concurrence. Similarly, there is risk that planned 787 production rate increases may be delayed or not occur at all. We also continue to seek opportunities to reduce the costs of building our aircraft, including working with our suppliers to reduce supplier costs, identifying and implementing productivity improvements and optimizing how we manage inventory. If production rate changes on any of our programs are delayed or create significant disruption to our production system, or if our suppliers cannot timely deliver components that comply with design specifications to us at the cost and rates necessary to achieve our targets, we may be unable to meet delivery schedules and/or the financial performance of one or more of our programs may suffer.

Operational challenges impacting the production system for one or more of our commercial aircraft programs could result in additional production delays and/or failure to meet customer demand for new aircraft, either of which would negatively impact our revenues and operating margins. Our commercial aircraft production system is extremely complex. Operational issues, including certification and/or delivery delays, quality issues, labor instability, supply chain constraints, defects in supplier components, failure to meet internal performance plans, or delays or failures to achieve required regulatory approval, result in additional out-of-sequence work and increased production costs, as well as delayed deliveries to customers, impacts to aircraft performance and/or increased warranty or fleet support costs. For example, as part of our plan to improve safety and quality and to address the issues identified by the FAA following the 737-9 door plug accident in January 2024, we slowed 737 production rates and delayed planned production rate increases to reduce traveled work in our factory and at our suppliers. These actions, as well as our recent acquisition of Spirit (Spirit Acquisition), significantly impacted our financial position, results of operations and cash flows. We and our suppliers have experienced supply chain disruptions and constraints, labor instability and inflationary pressures. These factors have and may continue to reduce overall productivity and adversely impact our financial position, results of operations and cash flows.

If our commercial aircraft fail to satisfy performance and reliability requirements and/or potentially required sustainability standards, we could face additional costs and/or lower revenues. Developing and manufacturing commercial aircraft that meet or exceed our performance and reliability standards and/or potentially required sustainability standards, as well as those of customers and regulatory agencies, is costly and technologically challenging. These challenges are particularly significant with newer aircraft programs. Any failure of any Boeing aircraft to satisfy performance or reliability requirements could result in disruption to our operations, higher costs and/or lower revenues.

Changes in levels of U.S. government defense spending or acquisition priorities, as well as significant delays in U.S. government appropriations, could negatively impact our business, financial position, results of operations and cash flows.

We derive a substantial portion of our revenue from the U.S. government, primarily from defense related programs with the United States Department of War (DoW) and contracts with other government agencies, including NASA. Levels of U.S. defense spending are very difficult to predict and may be impacted by numerous factors such as the evolving nature of the national security threat environment, U.S. national security strategy, U.S. foreign policy, the domestic political environment, macroeconomic conditions and the ability of the U.S. government to enact relevant legislation such as authorization and appropriations bills. The government may also constrain discretionary spending by instituting enforceable spending caps.

The timeliness of annual appropriations for U.S. government departments and agencies remains a recurrent risk. Congress may fund government departments and agencies with one or more continuing resolutions, which could delay new programs or competitions and/or negatively impact the execution of certain program activities. A lapse in appropriations for government departments or agencies would result in a full or partial government shutdown, which could impact our operations. In the event of a prolonged shutdown, requirements to furlough employees in the DoW, the Department of Transportation, including the FAA, or other government agencies could result in payment delays, impair our ability to deliver commercial airplanes or perform work on existing contracts, delays in the certification of new aircraft or otherwise impact our operations, negatively impact future orders, and/or cause other disruptions or delays. There is uncertainty regarding which government functions would shut down or continue operations during a lapse in appropriations, and corresponding uncertainty regarding the extent or magnitude of potential impacts to our operations. For additional information on U.S. government appropriations and budgets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Additional Considerations – U.S. Government Funding" on page 31 of this Form 10-K.

In addition, there continues to be uncertainty with respect to future acquisition priorities and program-level appropriations for the DoW, NASA and other government agencies, including changes to national security and defense priorities, and tension between modernization investments, sustainment investments, and investments in new technologies or emergent capabilities. Future investment priority changes or budget cuts, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations, and/or delays of existing contracts or programs or future program opportunities. Any of these impacts could have a material effect on our financial position, results of operations and/or cash flows.

As a result of the significant ongoing uncertainty with respect to both U.S. defense spending and the evolving nature of the national security threat environment, we also expect the DoW to continue to emphasize affordability, innovation, cybersecurity and delivery of technical data and software in its procurement processes, including the implementation of cybersecurity compliance requirements on the Defense Industrial Base, for which the supply chain may not be fully prepared. If we and our suppliers are unable to adjust to these changing acquisition priorities and policies, our revenues and market share could be impacted.

Our ability to deliver products and services that satisfy customer requirements is heavily dependent on the performance and financial stability of our subcontractors and suppliers, as well as on the availability of highly skilled labor, raw materials and other components.

We rely on other companies, including U.S. and non-U.S. subcontractors and suppliers, to provide and produce raw materials, integrated components and sub-assemblies, and production commodities and to perform some of the services that we provide to our customers. Many of our suppliers are experiencing inflationary pressures, as well as resource constraints and disruptions due to production quality issues, global supply chain constraints, and labor instability. If one or more of our suppliers or subcontractors continue to experience financial difficulties, delivery delays or other performance problems, we may be unable to meet commitments to our customers and our financial position, results of operations and cash flows may continue to be adversely impacted. In addition, if one or more of the raw materials on which we depend (such as aluminum, titanium or composites) becomes unavailable to us or our suppliers, or is available only at very high prices, including as a result of increased tariffs and trade restrictions, or has quality issues or defects, we may be unable to deliver one or more of our products in a timely fashion or at budgeted costs. In some instances, we depend upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control, such as geopolitical developments, or as a result of performance problems or financial difficulties, could have a material adverse effect on our ability to meet commitments to our customers or increase our operating costs.

Some of our and our suppliers' workforces are represented by labor unions. Work stoppages by our employees have adversely affected and could continue to adversely affect our business, financial condition, results of operations and/or cash flows. Future work stoppages by our or our suppliers' employees could also adversely impact our business.

Approximately 72,000 employees, or 40% of our total workforce, were union represented as of December 31, 2025, under collective bargaining agreements with varying durations and expiration dates. As of December 31, 2025, we had 32 independent agreements with nine different unions in the U.S., and we had agreements with 18 employee representative bodies internationally. We cannot predict how stable our union relationships will be or whether we will be able to meet the unions' requirements. During 2024, employees represented by International Association of Machinists and Aerospace Workers (IAM) District 751, which represents over 30,000 Boeing manufacturing employees primarily located in Washington state, went out on strike for 53 days, halting production of most of our commercial aircraft and certain of our Defense, Space & Security products, and materially adversely impacting our business and financial position. During 2025, employees represented by IAM District 837, which represents approximately 3,200 employees at our St. Louis area sites, went out on strike for 101 days, disrupting our St. Louis operations and impacting programs including F/A-18, F-15, T-7A, MQ-25 and Weapons. Both the IAM District 751 and the IAM District 837 strikes occurred despite having in each case reached a tentative agreement with union leadership on the terms of the proposed contract and union leadership having recommended its members vote to ratify the proposed contract. If we are unable to successfully negotiate successor agreements with our unions that our employees will ratify (including with Society of Professional Engineering Employees in Aerospace who have two contracts expiring in October 2026), we may experience additional work stoppages in the future, which could materially adversely affect our business, financial position, results of operations and cash flows and result in the diversion of management's attention from other ongoing business concerns. New union contracts have in the past and could in the future adversely impact our financial position, results of operations and cash flows. The unions may also limit our flexibility in managing our workforce and operations. Work stoppages and instability in our and our suppliers' union relationships have in the past and could in the future delay the production and/or development of our products, which could strain relationships with customers and result in lower revenues.

Competition within our markets and with respect to our products and services may reduce our future contracts and sales.

The markets in which we operate are highly competitive and one or more of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In our BCA business, we face aggressive international competition intent on increasing market share. In our BDS business, we anticipate that the effects of defense industry consolidation, shifting acquisition and budget priorities, the entry and growth of private capital-backed and other non-traditional defense companies, and continued cost pressure at our DoW and non-U.S. customers will intensify competition for many of our BDS products. Our BGS segment faces competition from many of the same strong U.S. and non-U.S. competitors facing BCA and BDS. Furthermore, we are facing increased international competition and cross-border consolidation of competition, and U.S. procurement and compliance requirements that could limit our ability to be cost-competitive in the international market. There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share.

We derive a significant portion of our revenues from non-U.S. sales and are subject to the risks of doing business in other countries, including those related to tariffs, trade restrictions and government actions.

In 2025, non-U.S. customers, which include Foreign Military Sales through the U.S. government (FMS), accounted for 46% of our total revenues and 60% of Commercial Airplanes revenue from customer contracts. We expect non-U.S. sales will continue to account for a significant portion of our revenues for the foreseeable future. We are subject to risks of doing business internationally, including:

• changes in regulatory requirements or other executive branch actions, such as Executive Orders;

• changes in the global trade environment, including potential deterioration in geopolitical or trade relations between countries;

• disputes with authorities in non-U.S. jurisdictions, including international trade authorities;

• imposition of domestic and international taxes, export controls, tariffs, duties, embargoes, sanctions and other trade restrictions;

• tariffs, duties or other costs attributable to the importation of raw materials, parts, products and services, which could impact sales and/or delivery of products and services outside the U.S. and/or impose increased costs on us, our supply chain or our customers;

• changes to U.S. and non-U.S. government policies, including sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements;

• fluctuations in international currency exchange rates;

- volatility in international political and economic environments and changes in non-U.S. national priorities and budgets, which can lead to delays or fluctuations in orders;

- the complexity and necessity of using non-U.S. representatives and consultants;

- the uncertainty of the ability of non-U.S. customers to finance purchases, including the availability of financing from the Export-Import Bank of the United States;

- uncertainties and restrictions concerning the availability of funding credit or guarantees;

- the difficulty of management and operation of an enterprise spread over many countries;

- compliance with a variety of non-U.S. laws, as well as U.S. laws affecting the activities of U.S. companies abroad; and

- unforeseen developments and conditions, including terrorism, war, epidemics and international tensions and conflicts.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations.

The global trade environment remains highly dynamic and continues to evolve. Current U.S. trade policy includes the imposition of baseline, sectoral or country-specific tariffs on imports. Other countries have announced retaliatory actions or plans for retaliatory actions. Tariffs and any retaliatory actions could significantly increase the cost of our products and, particularly with respect to our commercial aircraft, result in lower demand for our products, delivery delays, and terminations of orders by customers.

China is a significant market for commercial aircraft and we have long-standing relationships with our Chinese customers. Overall, the U.S.-China trade relationship is challenged due to tariffs, sanctions, and export restrictions, as well as other economic and national security concerns. For example, in the second quarter of 2025, certain customers in China paused accepting our deliveries in response to ongoing tariff negotiations between the U.S. and China. Although deliveries to those customers have since resumed, if we are unable to deliver aircraft to customers in China consistent with our assumptions and/or obtain additional orders from China in the future, we may experience reduced deliveries and/or lower market share.

Impacts from potential deterioration in geopolitical or trade relationships between the U.S. and other countries, particularly China and European Union member states, including as a result of the risks described above, could have a material adverse impact on our financial position, results of operations and/or cash flows.

We use estimates and make assumptions in accounting for contracts and programs. Changes in our estimates and/or assumptions could adversely affect our future financial results.

Contract and program accounting require judgment relative to assessing risks, estimating revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts and programs, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract or program because costs also include expected increases in wages and employee benefits, material prices and allocated fixed costs. Incentives or penalties related to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information for us to assess anticipated performance. Customer and supplier claims and assertions are also assessed and considered in estimating revenues, costs and profit rates. Estimates of future award fees are also included in revenues and profit rates.

With respect to each of our commercial aircraft programs, inventoriable production costs (including overhead), program tooling and other non-recurring costs and routine warranty costs are accumulated and charged as cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts limited by the ability to make reasonably dependable estimates. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced and (c) the units' expected sales prices, production costs, program tooling and other non-recurring costs, and routine warranty costs for the total program. Changes to customer or model mix, production costs and rates, learning curve, price escalation indices, costs of derivative aircraft, supplier performance, customer and supplier negotiations/settlements, supplier claims and/or certification issues can impact these estimates. Estimation of the accounting quantity for a program takes into account several factors including firm orders, letters of intent from prospective customers and market studies. In addition, on development programs such as the 777X, 737-7 and 737-10, we are subject to risks with respect to the timing and conditions of aircraft certification, including potential gaps between when aircraft are certified in various jurisdictions, changes in certification processes and our estimates with respect to the timing of future certifications, which could have an impact on overall program status. Any such change in estimates relating to program accounting may adversely affect future financial performance.

Because of the significance of the judgments and estimation processes described above, materially different revenues and profit amounts could be recorded if we used different assumptions, revised our estimates, or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. For additional information on our accounting policies for recognizing sales and profits, see our discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Accounting for Long-term Contracts/Program Accounting" on pages 49 - 50 and Note 1 to our Consolidated Financial Statements on pages 60 - 70 of this Form 10-K.

We may not realize the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures.

As part of our business strategy, we may merge with or acquire businesses and/or form joint ventures and strategic alliances. Whether we realize the anticipated benefits from these acquisitions, and related activities depends, in part, upon our ability to integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the performance of the management team and other personnel of the acquired operations. Accordingly, our financial results could be adversely affected by unanticipated performance issues, legacy liabilities, cybersecurity issues or vulnerabilities, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance and indemnification obligations. The Spirit Acquisition closed in December 2025, and difficulties in integrating Spirit may result in the failure to realize anticipated benefits of the acquisition (including anticipated synergies and safety and quality improvements) in the expected timeframe or at all, as well as operational challenges, the diversion of management's attention from other ongoing business concerns, and unforeseen expenses, which may have an adverse impact on our operations and our financial position, results of operations and cash flows. Consolidations of joint ventures could also impact our reported results of operations or financial position. As part of our portfolio management, we also may make strategic divestitures from time to time, such as our recent divestiture of portions of our Digital Aviation Solutions business. In connection with acquisitions or divestitures, we may have obligations to, or rely on the performance of, unrelated third parties, including pursuant to transitional or longer-term services agreements and/or guarantees or other financial arrangements, and nonperformance or underperformance of such agreements could affect our future financial results. For example, in connection with the Spirit Acquisition, we are required to provide services to buyers of divested Spirit businesses, including

Airbus, and if we are unable to satisfy our obligations to these third parties or if they assert claims against us, our business and financial condition could be adversely affected.

Risks Related to Our Contracts

We conduct a significant portion of our business pursuant to U.S. government contracts, which are subject to unique risks.

In 2025, 35% of our revenues were earned pursuant to U.S. government contracts, which include FMS. Business conducted pursuant to such contracts is subject to extensive procurement regulations and other unique risks.

Our sales to the U.S. government are subject to extensive procurement regulations, and changes to those regulations could increase our costs. New procurement regulations or climate or cyber-related contractual disclosures, or changes to existing requirements, could increase our compliance costs or otherwise have a material impact on the operating margins of our BDS and BGS businesses. These requirements may also result in withheld payments and/or reduced future business if we fail to comply. For example, proposals to raise domestic content thresholds for our U.S. government contracts could have negative impacts on our business. Compliance costs attributable to current and potential future procurement regulations such as these could negatively impact our financial position, results of operations and/or cash flows.

The U.S. government may modify, curtail or terminate one or more of our contracts. The U.S. government contracting party may modify, curtail or terminate its contracts and subcontracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to changes in U.S. national security strategy and/or priorities, fiscal constraints, including enforceable spending caps, a sequester or a lack of funding available to pay incurred obligations, or for other reasons. Further uncertainty with respect to ongoing programs could result in the U.S. government financing its operations through temporary funding measures such as "Continuing Resolutions" rather than full-year appropriations. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment or termination of one or more large programs could have a material adverse effect on our financial position, results of operations and/or cash flows.

We are subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under U.S. government contracts. U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review our performance under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and our compliance with our internal control systems and policies. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties and reduced future business. Furthermore, if any audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. We also could suffer reputational harm if allegations of impropriety are made against us, even if such allegations are later determined to be false.

Our fixed-price contracts subject us to losses when we have cost overruns.

Our BDS and BGS defense businesses each generated approximately 60% of their 2025 revenues from fixed-price contracts. Fixed-price contracts subject us to the risk of reduced margins or incurring losses if we are unable to achieve estimated costs and revenues. When our estimated costs exceed our estimated price, we recognize reach-forward losses which can significantly affect our reported results. For example, during 2024, BDS recorded $5.0 billion of additional losses on its five most significant fixed-price development programs (KC-46A Tanker, T-7A Red Hawk, Commercial Crew, VC-25B Presidential Aircraft, and MQ-25), which also affect cash flows in future periods. New programs could also have risk for reach-forward loss upon contract award and during the period of contract performance. The long-term nature of many of our contracts makes the process of estimating costs and revenues on fixed-price contracts inherently risky. Fixed-price contracts often contain price incentives and penalties tied to performance, which can be difficult to estimate and have significant impacts on margins. In addition, some of our contracts have specific provisions relating to cost, schedule and performance.

Estimating the costs, including labor costs, and time for us and our suppliers to complete fixed-price development and follow-on production contracts is inherently uncertain and subject to significant variability as a result of highly complex designs and technical requirements as well as extended periods of performance. This uncertainty requires us to make significant judgments and assumptions about future operational and technical performance. The outcome of customer and/or supplier contractual negotiations could increase costs and lower margins. Similarly, complex technical requirements can often change over time or may not be well understood at the outset of the contract. Actual performance and/or contractual outcomes could be different than previously assumed, creating financial risk that could trigger additional material earnings charges, termination provisions, order cancellations or other significant financial exposures. Technical, quality and production issues have in the past and could in the future result in schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition.

We enter into cost-type contracts, which also carry risks.

Our BDS and BGS defense businesses each generated approximately 40% of their 2025 revenues from cost-type contracting arrangements. Some of these are development programs that have complex design and technical challenges. These cost-type programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily reduced award or incentive fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Examples of programs with cost-type contracts include Ground-based Midcourse Defense, Proprietary and Space Launch System programs.

We enter into contracts that include in-orbit incentive payments that subject us to risks.

Contracts in the commercial satellite industry and certain government satellite contracts include in-orbit incentive payments. These in-orbit payments may be paid over time after final satellite acceptance or paid in full prior to final satellite acceptance. In both cases, the in-orbit incentive payment is at risk if the satellite does not perform to specifications for up to 15 years after acceptance. The net present value of in-orbit incentive fees we ultimately expect to realize is recognized as revenue in the construction period. If the satellite fails to meet contractual performance criteria, customers may not be obligated to continue making in-orbit payments and/or we may be required to provide refunds to the customer and incur significant charges.

Risks Related to Technology, Security and Business Disruptions

Managing a complex, global IT infrastructure exposes us to a variety of risks that could negatively impact our business.

Our company runs on a complex global technology infrastructure consisting of millions of physical and digital systems dispersed around the world and managed by different parts of the business. This decentralized model exposes us to a variety of risks. For example, integrating and maintaining interoperability across numerous, geographically dispersed systems may result in inefficiencies, increased costs, and operational disruptions. Further, ineffective monitoring or inconsistent policies across systems may result in errors, fraud, or noncompliance with regulatory requirements. Decentralized systems also may increase the risk of unauthorized access, data breaches, or noncompliance with data privacy laws and other regulatory requirements governing the handling and control of sensitive data.

Compromised or unauthorized access of our, our customers' and/or our suppliers' systems or data could negatively impact our business.

We face various cybersecurity threats, including attempts to gain unauthorized access to our systems and networks, denial-of-service attacks, threats to our information technology infrastructure, ransomware and phishing attacks, and attempts to gain unauthorized access to our company-, customer- and employee-sensitive information. These threats come from a variety of actors, some of which are highly organized and sophisticated, such as nation-state actors and criminal enterprises. In addition, the techniques used in cyberattacks evolve rapidly, including from emerging technologies, such as advanced forms of automation and artificial intelligence. As cyber threats increase in volume and sophistication, the risk to the security of these systems and networks – and to the confidentiality, integrity, and availability of the data they house – continues to evolve, requiring constant vigilance and concerted, company-wide risk management efforts.

A cyber-related attack or security breach, whether experienced directly or through our supply chain or third party-service providers, could, among other serious consequences, result in loss of intellectual property; allow unauthorized access to or cause the publication of various categories of sensitive, proprietary or customer data; cause disruption or degradation of our business operations; compromise our products or services; and/or result in reputational harm. There is no guarantee that our controls, policy enforcement mechanisms, monitoring systems or contractual arrangements will be sufficient to prevent or mitigate the risk of cyber-related attacks or incidents, or allow us to detect, report or respond adequately or in a timely manner.

We have experienced, and may in the future experience, whether directly or through our subsidiaries or our supply chain, third-party service providers or other channels, cyber-related incidents. There is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition.

In addition, we manage information and information technology systems for certain customers and suppliers. Many of these customers and suppliers face similar security threats. If we were unable to protect against the unauthorized access, release or corruption of our customers' or suppliers' confidential, classified or personally identifiable information, we could suffer a loss of business, face regulatory actions or face financial or other losses that could materially affect our business strategy, results of operations or financial condition.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including threats to physical security or our information technology systems, extreme weather or other acts of nature, and pandemics or other public health crises. Any of these disruptions could affect our internal operations or our suppliers' operations and delay delivery of products and services to our customers. Any significant production delays, or any destruction, manipulation or improper use of Boeing's or our suppliers' data, information systems or networks could impact our sales, increase our expenses and/or have an adverse effect on the reputation of Boeing and of our products and services.

Risks Related to Legal and Regulatory Matters

The outcome of litigation and of government inquiries and investigations involving our business is unpredictable, and an adverse decision in any such matter could have a material effect on our financial position, results of operations and cash flows.

We are involved in a number of litigation matters. These matters divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits, or future lawsuits, could have a material impact on our financial position, results of operations and cash flows, or cause reputational harm. In addition, we are subject to extensive regulation under the laws of the United States and its various states, as well as other jurisdictions in which we operate and/or market our products. As a result, we are subject to government inquiries and investigations due, among other things, to our business relationships with the U.S. government, the heavily regulated nature of our industry, accidents involving our products and in the case of environmental proceedings, our current or past ownership of certain property. Any such inquiry or investigation could result in an adverse ruling against us, which could have a material impact on our financial position, results of operations and/or cash flows, or cause reputational harm. For additional information about legal proceedings, investigations and inquiries, see Note 23 to our Consolidated Financial Statements.

Our operations expose us to the risk of material environmental liabilities.

We are subject to various U.S. federal, state, local and non-U.S. laws and regulations related to environmental protection, including the utilization, discharge, treatment, storage, disposal and remediation of pollutants, hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In some cases, we are subject to such costs due to environmental impacts attributable to our current or past manufacturing operations or the operations of companies we have acquired. In other cases, we are subject to such costs due to an indemnification agreement between us and a third party relating to such environmental liabilities. In all cases, our current liabilities and ongoing cost assessments are based on current laws and regulations. New laws and regulations, more stringent enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation requirements could result in additional costs. For additional information relating to environmental contingencies, see Note 15 to our Consolidated Financial Statements.

We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

Increasing stakeholder expectations, physical and transition risks associated with climate change, emerging sustainability regulation, contractual requirements, and policy requirements may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and production continuity, which may impact our ability to achieve long-term business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investments in production systems or product designs, result in additional carbon offset investments or otherwise negatively impact our business and/or competitive position. Increasingly stringent aircraft performance standards and requirements including but not limited to manufacturing and product air pollutant emissions, potential carbon pricing mechanisms, and sustainability disclosure requirements in the U.S. and other jurisdictions may result in increased costs or reputational risks and could limit our ability to manufacture and/or market certain of our products at acceptable costs, or at all. For example, certain jurisdictions including the State of California and the European Union have enacted legislation which require more stringent greenhouse gas emissions and climate risk reporting. Physical impacts of climate change, increasing global chemical restrictions and bans, and water and waste requirements may drive increased costs to us and our suppliers and impact our production continuity and data facilities.

From time to time, in alignment with our sustainability priorities, we establish and publicly announce goals and commitments to improve our environmental performance, within our products and/or operations. If we fail to achieve or inadequately report our progress toward achieving such goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Risks Related to Financing and Liquidity

We may be unable to effectively manage our liquidity, which could adversely affect our business, financial position and results of operations.

We depend, in part, on our ability to successfully access the capital and financial markets to fund our operations and contractual commitments. As of December 31, 2025, our debt totaled $54.1 billion, of which approximately $15.5 billion of principal payments on outstanding debt are scheduled to become due over the next three years, and our airplane financing commitments totaled $15.2 billion. We also expect to require up to $345 million of cash per year for the payment of dividends on the outstanding shares of our 6.00% Series A Mandatory Convertible Preferred Stock (Mandatory convertible preferred stock), through the mandatory conversion date of October 15, 2027. Dividends accumulate at a rate per annum equal to 6.00% on the liquidation preference thereof, which is $1,000.00 per share, payable when, as and if declared by our Board of Directors. The dividends, if declared, can be paid in cash, or subject to certain limitations, in shares of our common stock, or a combination of both. Any unpaid dividends will continue to accumulate. If dividends have not been declared and paid for six or more dividend periods, whether or not for consecutive dividend periods, the holders of such shares of Mandatory convertible preferred stock will be entitled at our next annual or special meeting of shareholders to vote for the election of two additional members of our Board of Directors, subject to certain limitations. If we require additional capital to support our operations, pay off existing debt, address impacts to our business related to market developments, fund dividend payments or outstanding financing commitments or meet other business requirements, we may need to refinance or restructure our debt, reduce or delay capital investments, or issue equity, equity-linked or debt securities, and these activities could have terms that are unfavorable or could be dilutive. If we are unable to access the capital or financial markets at competitive rates, on terms acceptable to us or in sufficient amounts, or if we experience an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our business, financial position and results of operations would be adversely affected.

We have in the past experienced and could in the future experience downgrades in our credit ratings. Any such downgrades, as well as other factors including disruptions or declines in the global capital markets, a decline in our financial performance or outlook, a delay in our ability to ramp up production and deliveries, and changes in demand for our products and services, could increase the cost of borrowing, jeopardize our ability to incur debt on terms acceptable to us, and negatively impact our access to the capital and financial markets and our ability to fund our operations and commitments. We cannot be assured that we will be able to maintain an investment grade rating, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may impact us in a similar manner and have a negative impact on our liquidity, financial position, and access to the capital or financial markets.

Substantial pension and other postretirement benefit obligations have a material impact on our earnings, shareholders' equity and cash flows from operations, and could have significant adverse impacts in future periods.

Many of our employees have earned benefits under defined benefit pension plans. Potential pension contributions include both mandatory amounts required under the Employee Retirement Income Security Act and discretionary contributions to improve the plans' funded status. The extent of future contributions depends heavily on market factors such as the discount rate and the actual return on plan assets. We estimate future contributions to these plans using assumptions with respect to these and other items. Changes to those assumptions could have a significant effect on future contributions as well as on our annual pension costs and/or result in a significant change to shareholders' equity. For U.S. government contracts, we allocate pension costs to individual contracts based on U.S. Cost Accounting Standards, which can also affect contract profitability. We also provide other postretirement benefits to certain of our employees, consisting principally of health care coverage for eligible retirees and qualifying dependents. Our estimates of future costs associated with these benefits are also subject to assumptions, including estimates of the level of medical cost increases. For a discussion regarding how our financial statements can be affected by pension and other postretirement plan accounting policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Pension Plans" on page 51 of this Form 10-K. Although under Generally Accepted Accounting Principles in the United States of America (GAAP) the timing of periodic pension and other postretirement benefit expense and plan contributions are not directly related, the key economic factors that affect GAAP expense would also likely affect the amount of cash or stock we would contribute to our plans.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks and, in some circumstances, we may receive indemnification from the U.S. government. The amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs. For example, liabilities arising from the use of certain of our products, such as aircraft technologies, space systems, spacecraft, satellites, missile systems, weapons, cybersecurity, border security systems, anti-terrorism technologies and/or air traffic management systems may not be insurable on commercially reasonable terms. While some of these products are shielded from liability within the U.S. under the SAFETY Act provisions of the 2002 Homeland Security Act, no such protection is available outside the U.S., potentially resulting in significant liabilities. The amount of insurance coverage we maintain may be inadequate to cover these or other claims or liabilities.

The issuance of our common stock upon conversion of our Mandatory convertible preferred stock, and the exchange of the Spirit Exchangeable Notes, as well as any other issuances of our common stock, could dilute the interests of our existing shareholders.

Unless earlier converted, each outstanding share of Mandatory convertible preferred stock will automatically convert for settlement on or about October 15, 2027, into between 5.8280 and 6.9940 shares of common stock, subject to customary anti-dilution adjustments. At any time prior to October 15, 2027, a holder of Mandatory convertible preferred stock may convert one share of such stock into a number of shares of common stock equal to the minimum conversion rate of 5.8280, subject to certain anti-dilution and other adjustments. We may also issue shares of our common stock upon the exchange of the $230 million of 3.250% Exchangeable Notes, maturing November 1, 2028 (the Spirit Exchangeable Notes), that we assumed in connection with the Spirit Acquisition. For additional information on the Spirit Exchangeable Notes, see Note 17 to our Consolidated Financial Statements in Part II Item 8 of this Form 10-K. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise or settlement of equity awards. Collectively, these issuances or potential future issuances of common stock could be significant and will dilute the interests of our existing shareholders.

Our common stock ranks junior to the Mandatory convertible preferred stock with respect to dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs.

Our common stock ranks junior to the Mandatory convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated dividends have been paid or set aside for payment on all the outstanding Mandatory convertible preferred stock through the most recently completed dividend period, no dividends may be declared or paid on our common stock subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory convertible preferred stock a liquidation preference equal to $1,000.00 per share plus accumulated and unpaid dividends.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our cybersecurity strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. Our cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage material risks from cybersecurity threats. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our products and related services. We have adopted security-control principles based on the National Institute of Standards and Technology (NIST) Cybersecurity Framework, other industry-recognized standards, and contractual requirements, as applicable. We also leverage government partnerships, industry and government associations, third-party benchmarking, the results from regular internal and third-party audits, threat intelligence feeds, and other similar resources to inform our cybersecurity processes and allocate resources.

We maintain security programs that include physical, administrative and technical safeguards, and we maintain plans and procedures whose objective is to help us prevent and timely and effectively respond to cybersecurity threats or incidents. Through our cybersecurity risk management process, we continuously monitor cybersecurity vulnerabilities and potential attack vectors to company systems as well as our aerospace products and services, and we evaluate the potential operational and financial effects of any threat and of cybersecurity countermeasures made to defend against such threats. We continue to integrate our cyber practice into our Enterprise Risk Management program and our Compliance Risk Management program, both of which are overseen by our Board of Directors and provide central, standardized frameworks for identifying and tracking cyber-related business and compliance risks across the Company. Risks from cybersecurity threats to our products and services are also overseen by our Board of Directors. In addition, we periodically engage third-party consultants to assist us in assessing, enhancing, implementing, and monitoring our cybersecurity risk management programs and responding to any incidents.

As part of our cybersecurity risk management process, we conduct regular pen-testing and red-teaming to assess the security of our assets as well as "tabletop" exercises during which we simulate cybersecurity incidents to ensure that we are prepared to respond to such an incident and to highlight any areas for potential improvement in our cyber incident preparedness. In addition, all employees are required to complete a mandatory cybersecurity training course on an annual basis and receive monthly phishing simulations to provide "experiential learning" on how to recognize phishing attempts.

We have established a cybersecurity supply chain risk management program, which is a cross-functional program that forms part of our Enterprise Risk Management program and is supported by our security, compliance, and supply chain organizations. Through this evolving program, we assess the risks from cybersecurity threats that impact select suppliers and third-party service providers with whom we share personal identifying and confidential information. We continue to evolve our oversight processes to mature how we identify and manage cybersecurity risks associated with the products or services we procure from such suppliers. We generally require our suppliers to adopt security-control principles based on industry-recognized standards.

We have experienced, and may in the future experience, whether directly or through our supply chain or other channels, cybersecurity incidents. While prior incidents have not materially affected our business strategy, results of operations or financial condition, and although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cyber incident would not materially affect our business strategy, results of operations or financial condition. See "Risks Related to Technology, Security and Business Disruptions" in "Risk Factors" on pages 14 - 15 of this Form 10-K.

Governance

Our Board of Directors has overall responsibility for risk oversight, with its committees assisting the Board in performing this function based on their respective areas of expertise. Our Board of Directors has delegated oversight of risks related to cybersecurity to two Board committees, the Audit Committee and the Aerospace Safety Committee, and each committee reports on its activities and findings to the full Board after each meeting. The Audit Committee is charged with reviewing our cybersecurity processes for assessing key strategic, operational, and compliance risks. Our Chief Information Digital Officer and Senior Vice President, Information Digital Technology & Security (CIDO) and our Chief Security Officer (CSO) provide presentations to the Audit Committee on cybersecurity risks at each of its bimonthly meetings. These briefings include assessments of cyber risks, the threat landscape, updates on incidents, and reports on our investments in cybersecurity risk mitigation and governance. In addition, the Audit Committee has designated one of its members with expertise in cyber risk management to meet regularly with management and review our cybersecurity strategy and key initiatives and progress toward our objectives. In the event of a potentially material cybersecurity event, the Chair of the Audit Committee is notified and briefed, and meetings of the Audit Committee and/or full Board of Directors would be held, as appropriate. The Aerospace Safety Committee provides oversight of the risks from cybersecurity threats related to our aerospace products and services. The Aerospace Safety Committee receives regular updates and reports from senior management, including the Chief Engineer, the Chief Aerospace Safety Officer, and the Chief Product Security Officer, who provide briefings on significant cybersecurity threats or incidents that may pose a risk to the safe operation of our aerospace products. Both committees brief the full Board on cybersecurity matters discussed during committee meetings, and the CIDO provides annual briefings to the Board on Information Digital Technology & Security related matters, including cybersecurity.

At the management level, we have established a Global Security Governance Council (the Council) to further strengthen our cybersecurity risk management activities across the Company, including the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Council is responsible for developing and coordinating enterprise cybersecurity policy and strategy, and for providing guidance to key management and oversight bodies.

Terry Rice, Chief Security Officer, Vice President of Cybersecurity, chairs the Council and is responsible for overseeing a unified security program that provides cybersecurity, fire and protection operations, physical security, insider threat, and classified security. Mr. Rice has over 25 years of experience within cybersecurity and technology risk management, including, prior to joining Boeing in 2025, serving as the Chief Information Security Officer at Merck. He served on the board of the Health Information Sharing and Analysis Center (H-ISAC) and is a former-chairman of the Healthcare Sector Coordinating Council Cyber Working Group as well as a prior member of the Healthcare Industry Cybersecurity Task Force. Mr. Rice consulted in a variety of information security roles at Hughes Aircraft and Raytheon before spending four years at Johnson & Johnson as the Director of Global Information Security. He reports directly to the CIDO and meets regularly with other members of senior management and the Audit Committee.

The Council also includes, among other senior executives, our CIDO, Chief Engineer, Chief Aerospace Safety Officer and Chief Product Security Officer, who each have several decades of business and senior leadership experience managing risks in their respective fields, collectively covering all aspects of cybersecurity, data and analytics, product security engineering, enterprise engineering, safety and the technical integrity of our products and services.

The Council meets regularly and updates key members of the Company's Executive Council on progress towards specific cybersecurity objectives. A strong partnership exists between Information Digital Technology & Security, Corporate Audit, and Law so that identified issues are addressed in a timely manner and incidents are reported to the appropriate regulatory bodies as required.

Item 2. Properties

We had approximately 111 million square feet of floor space on December 31, 2025 for manufacturing, warehousing, engineering, administration and other productive uses, of which approximately 86% was located in the United States. The following table provides a summary of the floor space by business as of December 31, 2025:

(Square feet in thousands)	Owned	Leased	Government Owned[2]	Total
Commercial Airplanes	50,567	12,689	1,726	64,982
Defense, Space & Security	25,045	5,135	22	30,202
Global Services	1,269	7,092		8,361
Other[1]	3,800	3,264	315	7,379
Total	80,681	28,180	2,063	110,924

[1] Other includes sites used for corporate offices, enterprise research and development and common internal services.

[2] Includes 1.75 million square feet of rent-free space furnished by the U.S. government.

At December 31, 2025, the combined square footage at the following major locations totaled more than 103 million square feet:

- Commercial Airplanes – Greater Seattle, WA; Wichita, KS; China; Greater Charleston, SC; Greater Los Angeles, CA; Tulsa, OK; Greater Portland, OR; Greater Salt Lake City, UT; Australia; Canada; Malaysia; and Mexico

- Defense, Space & Security – Greater St. Louis, MO; Greater Seattle, WA; Greater Los Angeles, CA; Philadelphia, PA; Mesa, AZ; Wichita, KS; Huntsville, AL; Oklahoma City, OK; Heath, OH; Australia; Greater Washington, DC; Houston, TX; Kennedy Space Center and Greater Portland, OR

- Global Services – San Antonio, TX; Greater Dallas, TX; Great Britain; Greater Miami, FL; Jacksonville, FL; China; and Germany

- Other – Great Britain; India; Greater Los Angeles, CA; and Greater Washington, DC

Most runways and taxiways that we use are located on airport properties owned by others and are used jointly with others. Our rights to use such facilities are provided for under long-term leases with municipal, county or other government authorities. In addition, the U.S. government furnishes us certain office space, installations and equipment at U.S. government bases for use in connection with various contract activities.

Item 3. Legal Proceedings

We incorporate by reference into this Item our disclosures made in Note 23 to our Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for our common stock is the New York Stock Exchange where it trades under the symbol BA. As of January 23, 2026, there were 78,957 common shareholders of record.

Issuer Purchases of Equity Securities

The following table provides information about purchases we made during the quarter ended December 31, 2025, of our common stock, which is registered by us pursuant to Section 12 of the Exchange Act:

(Dollars in millions, except per share data)

	(a)	(b)	(c)	(d)
	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
10/1/2025 thru 10/31/2025	1,824	$216.97		
11/1/2025 thru 11/30/2025	5,800	199.82		
12/1/2025 thru 12/31/2025	26,041	191.39		
Total	33,665	$194.23		

[1] A total of 33,665 shares were transferred to us from employees in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock units during the period. Our open market common stock repurchase program was terminated in March 2020.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations and Financial Condition

Overview

We are a global market leader in the design, development, manufacture, sale, service and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. We are one of the two major manufacturers of 100+ seat airplanes for the worldwide commercial airline industry and one of the largest defense contractors in the U.S. While our principal operations are in the U.S., we conduct operations in an expanding number of countries and rely on an extensive network of U.S. and non-U.S. partners, key suppliers and subcontractors.

Our strategy is centered on successful execution in healthy core businesses – Commercial Airplanes (BCA), Defense, Space & Security (BDS) and Global Services (BGS). BCA is committed to offering airplanes that deliver superior design, safety, quality, efficiency and value to customers around the world. BDS integrates its resources in defense, intelligence, communications, security, space and services to deliver capability-driven solutions to customers. Our BDS strategy is to leverage our core businesses to capture key next-generation programs while expanding our presence in adjacent and international markets. BGS provides support for commercial and defense customers through innovative, comprehensive and cost-competitive product and service solutions.

On January 5, 2024, a 737-9 flight made an emergency landing after a mid-exit door plug detached in flight. As a result of the accident, the Federal Aviation Administration (FAA) performed an investigation into the 737 quality control system and imposed certain additional requirements and restrictions. As part of our plan to improve quality and safety and to address the issues identified, we slowed production rates and delayed planned production rate increases to reduce traveled work in our factory, as well as at our suppliers. We have also taken additional actions to improve safety and quality, including investing in workforce training, simplifying plans and processes, eliminating defects, and enhancing our safety and quality culture. The 737-9 door plug accident and our resulting actions, including slowing production, significantly impacted our financial position, results of operations and cash flows during 2024 and 2025.

On November 4, 2024, the International Association of Machinists and Aerospace Workers District 751 (IAM 751), representing approximately 30,000 Boeing employees, voted to ratify a new contract, thereby ending the work stoppage initiated on September 13, 2024, which paused production of certain commercial aircraft models (737, 767, 777 and 777X aircraft) as well as production of commercial derivative aircraft for our Defense, Space & Security business (KC-46A Tanker and P-8A Poseidon). Production for all programs resumed in December 2024 and gradually ramped up during 2025.

On November 13, 2025, the International Association of Machinists and Aerospace Workers District 837 (IAM 837), representing approximately 3,200 Boeing employees, voted to ratify a new contract thereby ending the work stoppage initiated on August 4, 2025, which disrupted our St. Louis operations. Programs impacted included F/A-18, F-15, T-7A Red Hawk, MQ-25 and Weapons.

Our contracts with the Society of Professional Engineering Employees in Aerospace, representing approximately 16,000 Boeing employees, are scheduled to expire in October 2026, and could also have a material impact on our financial position, results of operations and cash flows.

During the fourth quarter of 2025, we completed a divestiture and an acquisition that are affecting our 2025 financial position, results of operations and cash flows. On October 31, 2025, we completed the divestiture of portions of our BGS segment's Digital Aviation Solutions business (Digital Aviation Solutions Divestiture) for $10.55 billion in an all-cash transaction. On December 8, 2025, we completed the acquisition of Spirit AeroSystems Holdings, Inc. (Spirit) by exchanging approximately $4.7 billion of Boeing shares for all of Spirit's outstanding shares (Spirit Acquisition). In connection with the Spirit Acquisition, we paid off certain Spirit debt and other obligations and assumed the remainder of Spirit's outstanding debt and other obligations. Boeing's acquisition includes all of Spirit's Boeing-related commercial operations, including fuselages for the 737, P-8 and KC-46 Tanker programs, as well as major structures for the 767, 777 and 787 programs. It also includes Spirit's defense and aftermarket businesses as well as portions of Spirit's operations in Belfast, Ireland. Spirit employs approximately 15,000 people. For additional discussion related to the Digital Aviation Solutions Divestiture and Spirit Acquisition, see Note 3 and Note 2 of our Consolidated Financial Statements.

Business Environment and Trends

In 2025, global air traffic expanded near historical trend rates on an annual basis. This growth came despite a lower than usual contribution from the North American market, which saw stagnant demand particularly in the low-cost space. International demand outpaced domestic demand on an annual basis as the former built on the recovery momentum from 2024, including in China, lifting demand for wide-body airplanes. Based on these trends, both single-aisle and wide-body demand remain above current industry supply levels. We are experiencing strong demand from our airline customers globally.

We and our suppliers are experiencing improving supply chain performance with fewer disruptions from production quality issues, global supply chain constraints and labor instability. We and our suppliers continue to experience inflationary pressures. We continue to monitor the health and stability of the supply chain. Notwithstanding improvements, these factors continue to challenge overall productivity and adversely impact our financial position, results of operations and cash flows.

Airline financial performance, which influences demand for new aircraft, is benefiting from the resilient demand for travel. The International Air Transport Association (IATA) is estimating 2025 industry-wide net profits of $39.5 billion, up from $28.3 billion in 2024, primarily driven by Europe, North America and the Middle East. For 2026, IATA is forecasting $41 billion in net profits for the industry globally. The overall outlook continues to stabilize. We face uncertainties in the environment in the near- to medium-term as airlines are facing persistently high and volatile costs even as fuel prices have declined. The global economy is expecting a continued easing of inflation and interest rates, with regional economic and geopolitical difficulties adding uncertainty to the outlook and the financial viability of some airlines and regions.

The long-term airline industry outlook remains positive due to the fundamental drivers of air travel demand: economic growth, increasing propensity to travel, increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Our Commercial Market Outlook forecast projects a 3.1% growth rate in the global fleet over a 20-year period. Based on long-term global economic growth projections of 2.3% in average annual gross domestic product, we project demand for approximately 43,600 new airplanes over the next 20 years. The industry remains vulnerable to exogenous developments including fuel price spikes, potential new or increased tariffs, changing energy policies, credit market shocks, acts of terrorism, natural disasters, conflicts, epidemics, pandemics and increased global environmental regulations.

At BDS, we see strong demand reflecting the important role our products and services have in ensuring our national security. Outside of the U.S., we are seeing similar solid demand as governments prioritize security, defense technology and global cooperation given evolving threats. Our fixed-price development programs are maturing; however, technical and schedule challenges remain and have resulted in significant earnings charges on these programs. BDS's production system and supply chain are beginning to stabilize; however, prior period performance has adversely affected margins and cash flows.

At BGS, we expect commercial revenues to remain strong in future quarters as the commercial airline industry has largely recovered and transitions to growth. The demand outlook for our government services business remains stable.

Consolidated Results of Operations

The following table summarizes key indicators of consolidated results of operations:

(Dollars in millions, except per share data)

Years ended December 31,	2025	2024	2023
Revenues	$89,463	$66,517	$77,794
GAAP			
Earnings/(loss) from operations	$4,281	($10,707)	($773)
Operating margins	4.8 %	(16.1)%	(1.0)%
Effective income tax rate	15.1 %	3.1 %	(11.8)%
Net earnings/(loss) attributable to Boeing shareholders	$2,235	($11,817)	($2,222)
Diluted earnings/(loss) per share	$2.48	($18.36)	($3.67)
Non-GAAP [1]			
Core operating earnings/(loss)	$3,236	($11,811)	($1,829)
Core operating margins	3.6 %	(17.8)%	(2.4)%
Core earnings/(loss) per share	$1.19	($20.38)	($5.81)

[1] These measures exclude certain components of pension and other postretirement benefit expense. See pages 47 - 48 for important information about these non-GAAP measures and reconciliations to the most directly comparable GAAP measures.

Revenues

The following table summarizes Revenues:

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Commercial Airplanes	$41,494	$22,861	$33,901
Defense, Space & Security	27,234	23,918	24,933
Global Services	20,923	19,954	19,127
Unallocated items, eliminations and other	(188)	(216)	(167)
Total	$89,463	$66,517	$77,794

Revenues increased by $22,946 million in 2025 compared with 2024 primarily driven by higher revenues at BCA, BDS and BGS. BCA revenues increased by $18,633 million primarily due to higher deliveries. BDS revenues increased by $3,316 million primarily due to lower net unfavorable cumulative contract catch-up adjustments and higher volume. BGS revenues increased by $969 million primarily due to higher government and commercial services revenue.

Revenues decreased by $11,277 million in 2024 compared with 2023 driven by lower revenues at BCA and BDS, partially offset by higher revenues at BGS. BCA revenues decreased by $11,040 million primarily driven by lower deliveries across all programs and 737-9 customer considerations related to the January 2024 grounding. BDS revenues decreased by $1,015 million primarily due to higher net unfavorable cumulative contract catch-up adjustments on major fixed-price development programs. BGS revenues increased by $827 million primarily due to higher commercial services revenue.

Earnings/(Loss) From Operations

The following table summarizes Earnings/(loss) from operations:

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Commercial Airplanes	($7,079)	($7,969)	($1,635)
Defense, Space & Security	(128)	(5,413)	(1,764)
Global Services	13,474	3,618	3,329
Segment operating earnings/(loss)	6,267	(9,764)	(70)
Unallocated items, eliminations and other	(3,031)	(2,047)	(1,759)
Pension FAS/CAS service cost adjustment	784	811	799
Postretirement FAS/CAS service cost adjustment	261	293	257
Earnings/(loss) from operations (GAAP)	$4,281	($10,707)	($773)
FAS/CAS service cost adjustment[1]	(1,045)	(1,104)	(1,056)
Core operating earnings/(loss) (Non-GAAP)[2]	$3,236	($11,811)	($1,829)

[1] The FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments.

[2] Core operating earnings/(loss) is a non-GAAP measure that excludes the FAS/CAS service cost adjustment. See pages 47 - 48.

Earnings from operations increased by $14,988 million in 2025 compared with 2024, primarily driven by BGS ($9,856 million), BDS ($5,285 million) and BCA ($890 million), partially offset by an increase in loss from operations on Unallocated items, eliminations and other ($984 million). The increase in earnings at BGS is primarily driven by a gain on the Digital Aviation Solutions Divestiture. The decrease in loss from operations at BDS is primarily driven by lower net unfavorable cumulative contract catch-up adjustments. The decrease in loss from operations at BCA is primarily driven by higher deliveries partially offset by higher combined reach-forward losses on 777X and 767 programs. The increase in loss from operations on Unallocated items, eliminations and other is primarily driven by an increase in unallocated General and administrative expense.

Loss from operations increased by $9,934 million in 2024 compared with 2023. BCA loss from operations increased by $6,334 million primarily due to reach-forward losses on the 777X and 767 programs, 737-9 customer considerations related to the January 2024 grounding, lower deliveries, and lower margins driven by production disruption including the IAM 751 work stoppage and new agreement, and higher research and development expense, partially offset by lower abnormal production costs. BDS loss from operations increased by $3,649 million compared to the same period in 2023 primarily due to higher net unfavorable cumulative contract catch-up adjustments in 2024 on major fixed-price development programs. BGS earnings from operations increased by $289 million in 2024 compared with 2023 primarily due to higher commercial services revenue. Loss from operations on Unallocated items, eliminations and other increased by $288 million in 2024 primarily due to an increase in eliminations and other unallocated items expense, partially offset by an increase in share-based plans income.

Core operating earnings increased by $15,047 million in 2025 compared with 2024 and core operating loss increased by $9,982 million in 2024 compared with 2023 primarily due to changes in Segment operating earnings/(loss) as described above.

Unallocated Items, Eliminations and Other

The most significant items included in Unallocated items, eliminations and other (expense)/income are shown in the following table:

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Share-based plans	($49)	$171	$62
Deferred compensation	(182)	(114)	(188)
Amortization of previously capitalized interest	(92)	(93)	(95)
Research and development expense, net	(411)	(377)	(315)
Eliminations and other unallocated items	(2,297)	(1,634)	(1,223)
Unallocated items, eliminations and other	($3,031)	($2,047)	($1,759)

Unallocated share-based plans expense increased by $220 million in 2025 primarily due to the timing of when share-based plans expense was recorded compared with when it was allocated to our segments. Share-based plans income increased by $109 million in 2024 primarily due to fewer outstanding share-based awards in 2024 and the timing of corporate allocations.

Deferred compensation expense increased by $68 million in 2025 and decreased by $74 million in 2024 primarily driven by changes in our stock price.

Unallocated research and development expense increased by $34 million in 2025 and $62 million in 2024 primarily due to increased spending on enterprise product development.

Eliminations and other unallocated items expense increased by $663 million in 2025 primarily due to higher unallocated General and administrative expense. General and administrative expense for 2025 and 2024 includes earnings charges of $445 million and $244 million related to agreements with the U.S. Department of Justice. Eliminations and other unallocated items expense increased by $411 million in 2024 primarily due to an earnings charge of $244 million related to an agreement with the U.S. Department of Justice. For additional discussion, see Note 23 to our Consolidated Financial Statements.

Net periodic pension benefit costs included in Earnings/(loss) from operations were as follows:

(Dollars in millions)	Pension		
Years ended December 31,	2025	2024	2023
Allocated to business segments	($793)	($816)	($801)
Pension FAS/CAS service cost adjustment	784	811	799
Net periodic pension benefit cost included in Earnings/(loss) from operations	($9)	($5)	($2)

The pension FAS/CAS service cost adjustment recognized in Earnings/(loss) from operations in 2025 was largely consistent with 2024 and 2023. Net periodic benefit cost included in Earnings/(loss) from operations in 2025 was largely consistent with 2024 and 2023.

For additional discussion related to Postretirement Plans, see Note 18 to our Consolidated Financial Statements.

Other Earnings Items

(Dollars in millions)

Years ended December 31,	**2025**	2024	2023
Earnings/(loss) from operations	**$4,281**	($10,707)	($773)
Other income, net	**1,125**	1,222	1,227
Interest and debt expense	**(2,771)**	(2,725)	(2,459)
Earnings/(loss) before income taxes	**2,635**	(12,210)	(2,005)
Income tax (expense)/benefit	**(397)**	381	(237)
Net earnings/(loss)	**2,238**	(11,829)	(2,242)
Less: Net earnings/(loss) attributable to noncontrolling interest	**3**	(12)	(20)
Net earnings/(loss) attributable to Boeing shareholders	**$2,235**	($11,817)	($2,222)

Non-operating pension income included in Other income, net was $176 million in 2025, $476 million in 2024 and $529 million in 2023. The decreased income in 2025 compared to 2024 was primarily due to lower expected return on plan assets. The decreased income in 2024 compared to 2023 was primarily due to lower expected return on plan assets and higher amortization of net actuarial losses, partially offset by lower interest cost.

Non-operating postretirement income included in Other income, net was $19 million in 2025, $73 million in 2024 and $58 million in 2023. The decreased income in 2025 was primarily due to lower amortization of net actuarial gains and higher interest cost. The increased income in 2024 was primarily due to lower interest cost, partially offset by amortization of prior service credits.

For additional discussion related to Postretirement Plans, see Note 18 to our Consolidated Financial Statements.

Interest and debt expense increased by $46 million in 2025 primarily due to higher average interest rates. Interest and debt expense increased by $266 million in 2024 primarily due to higher average debt balances.

For a discussion related to Income Taxes, see Note 6 to our Consolidated Financial Statements.

Total Costs and Expenses ("Cost of Sales")

Cost of sales, for both products and services, consists primarily of raw materials, parts, sub-assemblies, labor, overhead and subcontracting costs. Our BCA segment predominantly uses program accounting to account for cost of sales. Under program accounting, cost of sales for each commercial aircraft program equals the product of (i) revenue recognized in connection with customer deliveries and (ii) the estimated cost of sales percentage applicable to the total remaining program. For long-term contracts, the amount reported as cost of sales is recognized as incurred. Substantially all contracts at our BDS segment and certain contracts at our BGS segment are long-term contracts with the U.S. government and other customers that generally extend over several years. Cost of sales for commercial spare parts is recorded at average cost.

The following table summarizes cost of sales:

(Dollars in millions)

Years ended December 31	2025	2024	Change	2024	2023	Change
Cost of sales	$85,174	$68,508	$16,666	$68,508	$70,070	($1,562)
Cost of sales as a % of Revenues	95.2 %	103.0 %	(7.8)%	103.0 %	90.1 %	12.9 %

Cost of sales increased by $16,666 million in 2025 compared with 2024, primarily due to higher deliveries and an increase in reach-forward losses at BCA, partially offset by lower charges on BDS fixed-price development programs. Cost of sales as a percentage of Revenues decreased in 2025 compared to 2024 primarily due to lower charges on BDS fixed-price development programs, partially offset by higher combined reach-forward losses on the 777X and 767 programs at BCA.

Cost of sales decreased by $1,562 million in 2024 compared with 2023, primarily due to lower revenues at BCA, partially offset by the reach-forward losses on the 777X and 767 programs and higher charges on the BDS fixed-price development programs. Cost of sales as a percentage of Revenues increased in 2024 compared to 2023 primarily due to the reach-forward losses on the 777X and 767 programs, lower margins at BCA, and higher charges on the BDS fixed-price development programs.

Research and Development

The following table summarizes our Research and development expense:

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Commercial Airplanes	$2,202	$2,386	$2,036
Defense, Space & Security	877	917	919
Global Services	125	132	107
Other	411	377	315
Total	$3,615	$3,812	$3,377

Research and development expense decreased by $197 million in 2025 compared with 2024. The decrease in expense was primarily due to lower spending at BCA.

Research and development expense increased by $435 million in 2024 compared with 2023 primarily due to the 777X program at BCA and higher enterprise investments in product development.

Backlog

Our backlog at December 31 was as follows:

(Dollars in millions)

Years ended December 31,	**2025**	2024
Commercial Airplanes	**$567,290**	$435,175
Defense, Space & Security	**84,786**	64,023
Global Services	**29,720**	21,403
Unallocated items, eliminations and other	**411**	735
Total Backlog	**$682,207**	$521,336
Contractual backlog	**$639,721**	$498,802
Unobligated backlog	**42,486**	22,534
Total Backlog	**$682,207**	$521,336

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, orders where customers have the unilateral right to terminate, and unobligated U.S. and non-U.S. government contract funding. The increase in contractual backlog during 2025 was primarily due to an increase in BCA backlog. We may experience reductions to backlog and/ or significant order cancellations due to various factors including delivery delays, production disruptions and delays to entry into service of the 777X, 737-7 and/or 737-10.

Unobligated backlog includes U.S. and non-U.S. government definitive contracts for which funding has not been authorized. The increase in unobligated backlog during 2025 was due to an increase in BDS backlog.

Additional Considerations

U.S. Government Funding Considerable uncertainty exists regarding how future U.S. government budget and program decisions will unfold, including the spending priorities of the Administration and Congress.

From October 1 through November 12, 2025, funding for U.S. government departments and agencies, including the Department of War (DoW), the National Aeronautics and Space Administration (NASA), and the Department of Transportation (DOT), including the FAA, had lapsed. The Continuing Appropriations, Agriculture, Legislative Branch, Military Construction Veterans Affairs Appropriations Bill and Extensions Act, 2026, enacted November 12, 2025, largely funded the DoW, NASA and the DOT at fiscal year 2025 (FY25) appropriated levels through January 30, 2026. The Commerce, Justice Science; Energy and Water Development; and Interior and Environment Appropriations Act, 2026 (H.R. 6938), enacted January 23, 2026, funded certain federal departments and agencies, including NASA, through FY26.

After January 30, 2026, the government will enter a partial shutdown unless and until Congress and the President enact either full-year FY26 appropriations bills or an additional Continuing Resolution. We rely on the U.S. government in various aspects of our defense, commercial and services businesses. During a shutdown, requirements to furlough employees in the DoW, the DOT or other government agencies could result in payment delays, impair our ability to perform work on existing contracts or otherwise impact our operations, negatively impact future orders and/or cause other disruptions or delays that could have a material effect on our financial position, results of operations and/or cash flows.

Global Trade The global trade landscape is currently highly volatile. Various countries have announced plans for and/or have implemented new or modified tariffs or have eliminated tariffs previously imposed.

During 2025, the U.S. reached bilateral trade agreements that recognize tariff-free trade of products within the scope of the World Trade Organization Agreement on Trade in Civil Aircraft with countries including the United Kingdom, Japan, South Korea, Malaysia, and the European Union. As of December 31, 2025, the U.S. applies a diverse range of reciprocal tariffs to imports originating from countries that have not concluded bilateral trade agreements with the U.S. The updated reciprocal tariff rates originally announced during the second quarter of 2025 became effective on August 7, 2025. On November 1, 2025, the U.S. and China announced a bilateral trade arrangement and further extended the pause on the reciprocal and retaliatory tariffs on each other's imports until November 10, 2026. However, the current state of U.S.-China trade relations remains an ongoing watch item.

China is a significant market for commercial aircraft, and we have long-standing relationships with our Chinese customers. Overall, the U.S.-China trade relationship is challenged due to tariffs, sanctions, and export restrictions, as well as other economic and national security concerns. During 2025, certain customers in China temporarily paused accepting delivery of our aircraft in response to ongoing tariff negotiations between the U.S. and China.

In addition, as of December 31, 2025, the U.S. maintains tariffs announced during the first quarter of 2025 on goods imported from China, as well as goods imported from Canada and Mexico that are not compliant with the United States-Mexico-Canada Agreement (USMCA). We believe that the majority of our imports from Canada and Mexico are compliant with the provisions of the USMCA.

As of December 31, 2025, the U.S. also maintains new and modified tariffs on aluminum, steel, and copper imports implemented during 2025, and has announced reviews of additional sectors.

Collectively, these tariffs, and any retaliatory actions taken by countries in response to the U.S. tariffs, could have a material impact on our financial position, results of operations and/or cash flows. Our year-to-date results reflect our best estimate of the impacts of the tariffs enacted as of December 31, 2025, and certain potential mitigating actions.

We seek to comply with all U.S. and other government import requirements, export control requirements and sanctions. We continually monitor the global trade environment for new and/or changing tariffs, retaliatory actions, trade agreements, export restrictions, sanctions or other restrictions that may impact us or our supply chain or customers, and work to mitigate impacts to our business.

Supply Chain We and our suppliers are experiencing inflationary pressures, as well as supply chain disruptions as a result of global supply chain constraints and labor instability. Our supply chain is also being impacted by the tariffs and export restrictions discussed above. Certain of our suppliers are also experiencing financial difficulties. We continue to monitor the health and stability of the supply chain. These factors have reduced overall productivity and adversely impacted our financial position, results of operations and cash flows. During 2024, we recorded a reach-forward loss of $1,770 million on the T-7A Red Hawk program that was primarily driven by projected increases in supplier cost estimates. In addition, we recorded losses on the KC-46A Tanker and Commercial Crew programs that were partially attributable to higher supplier costs. We recorded a reach-forward loss on the 777X program during the third quarter of 2025 that was partially attributable to higher estimated supplier costs.

Segment Results of Operations and Financial Condition

Commercial Airplanes

Business Environment and Trends

Airline Industry Environment See Overview to Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the airline industry environment.

Industry Competitiveness The commercial aircraft market and the airline industry both remain extremely competitive. Continued access to global markets remains vital to our ability to fully realize our sales potential and long-term investment returns. Approximately 85% of BCA's total backlog, in dollar terms, is with non-U.S. airlines. We face aggressive international competitors who are intent on defending or increasing their market share. They offer competitive products and have access to most of the same customers and suppliers. This market environment has resulted in intense pressures on pricing and other competitive factors, and we expect these pressures to continue or intensify in the coming years.

Results of Operations

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Revenues	$41,494	$22,861	$33,901
% of total company revenues	46%	34%	44%
Loss from operations	($7,079)	($7,969)	($1,635)
Operating margins	(17.1)%	(34.9)%	(4.8)%
Research and development	$2,202	$2,386	$2,036

Revenues

BCA revenues increased by $18,633 million in 2025 compared with 2024 primarily due to higher deliveries across all programs and the absence of $443 million of 737-9 customer considerations related to the January 2024 grounding.

BCA revenues decreased by $11,040 million in 2024 compared with 2023 primarily due to lower deliveries across all programs and 737-9 customer considerations.

BCA deliveries, including intercompany deliveries, as of December 31 were as follows:

	737 *	747	767 *	777	787	Total
2025						
Cumulative deliveries	**9,240**	**1,573**	**1,351**	**1,776**	**1,249**	
Deliveries	**447** (7)		**30** (15)	**35**	**88**	**600**
2024						
Cumulative deliveries	8,793	1,573	1,321	1,741	1,161	
Deliveries	265 (5)		18 (8)	14	51	348
2023						
Cumulative deliveries	8,528	1,573	1,303	1,727	1,110	
Deliveries	396 (9)	1	32 (14)	26	73	528

* Intercompany deliveries identified by parentheses

Loss From Operations

BCA loss from operations was $7,079 million in 2025 compared with $7,969 million in 2024 reflecting higher deliveries across all programs, the absence of 737-9 customer considerations related to the January 2024 grounding, lower abnormal production costs, and lower research and development costs, partially offset by higher combined reach-forward losses of $5,283 million on the 777X and 767 programs in 2025 and lower program margins.

BCA loss from operations was $7,969 million in 2024 compared with $1,635 million in 2023 reflecting reach-forward losses of $4,079 million on the 777X and 767 programs in 2024, $443 million of 737-9 customer considerations related to the January 2024 grounding, lower deliveries, lower margins driven by production disruption including the IAM 751 work stoppage and new agreement, and higher research and development expense, partially offset by $1,271 million of lower abnormal production costs.

Backlog

Our total backlog represents the estimated transaction prices on unsatisfied and partially satisfied performance obligations to our customers where we believe it is probable that we will collect the consideration due and where no contingencies remain before we and the customer are required to perform. Backlog does not include prospective orders where customer-controlled contingencies remain, such as the customer receiving approval from its board of directors, shareholders or government or completing financing arrangements. All such contingencies must be satisfied or have expired prior to recording a new firm order even if satisfying such conditions is highly probable. Backlog excludes options and customer financing orders as well as orders where customers have the unilateral right to terminate. A number of our customers may have contractual remedies, including rights to reject individual airplane deliveries if the actual delivery date is significantly later than the contractual delivery date. We address customer claims and requests for other contractual relief as they arise. The value of orders in backlog is adjusted as changes to price and schedule are agreed to with customers and is reported in accordance with the requirements of Accounting Standards Codification (ASC) 606.

BCA total backlog of $567,290 million at December 31, 2025 increased from $435,175 million at December 31, 2024, reflecting new orders in excess of deliveries and a decrease in the value of existing orders that, in our assessment, do not meet the accounting requirements of ASC 606 for inclusion in backlog, partially offset by cancellations. Aircraft order cancellations during the year ended December 31, 2025 totaled $11,094 million and primarily relate to 777X, 737, and 787 aircraft. Net ASC 606 adjustments for the year ended December 31, 2025 totaled $17,759 million and primarily relate to 777X and 787 aircraft. ASC 606 adjustments include consideration of aircraft orders where a customer-controlled contingency may exist, as well as an assessment of whether the customer is committed to perform, impacts of geopolitical events or related sanctions, or whether it is probable that the customer will pay the full amount of consideration when it is due. We may experience reductions to backlog and/ or significant order cancellations due to various factors including delivery delays, production disruptions and delays to entry into service of the 777X, 737-7 and/or 737-10.

Accounting Quantity The accounting quantity is our estimate of the quantity of airplanes that will be produced for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. It is a key determinant of the gross margins we recognize on sales of individual airplanes throughout a program's life. Estimation of each program's accounting quantity takes into account several factors that are indicative of the demand for that program, including firm orders, letters of intent from prospective customers and market studies. We review our program accounting quantities quarterly.

The accounting quantity for each program may include units that have been delivered, undelivered units under contract and units anticipated to be under contract in the reasonable future (anticipated orders). In developing total program estimates, all of these items within the accounting quantity must be considered.

The following table provides details of the accounting quantities and firm orders by program as of December 31. Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders. Firm orders include certain military derivative aircraft that are not included in program accounting quantities. All revenues and costs associated with military derivative aircraft production are reported in the BDS segment.

	Program						
	737	747 **	767	777	777X	787	†
2025							
Program accounting quantities	**12,400**		**1,263**	**1,828**	**650**	**1,900**	
Undelivered units under firm orders	**4,404** *		**94**	**46**	**560**	**1,026**	(2)
Cumulative firm orders	**13,644**		**1,445**	**1,822**	**560**	**2,275**	
2024							
Program accounting quantities	11,600		1,263	1,822	500	1,800	
Undelivered units under firm orders	4,303 *		109	68	358	719	(8)
Cumulative firm orders	13,096		1,430	1,809	358	1,880	
2023							
Program accounting quantities	11,600	1,574	1,279	1,790	500	1,700	
Undelivered units under firm orders	4,332 *		104	48	416	726	(8)
Cumulative firm orders	12,860	1,573	1,407	1,775	416	1,836	

† Customer financing aircraft orders are identified in parentheses.

* Approximate undelivered orders by minor model in 2025, 2024 and 2023, respectively: 737-7 (6%, 7%, 7%), 737-8 (60%, 63%, 65%), 737-9 (5%, 5%, 3%) and 737-10 (29%, 25%, 25%).

** We completed production of the 747 in the fourth quarter of 2022 and delivery of the last aircraft occurred in February 2023.

Program Highlights

737 Program The 737 production rate was significantly disrupted in 2024 because of the 737-9 door plug accident and the IAM labor strike. Throughout 2025, the rate recovered from below 38 aircraft per month at the beginning of the year to 42 per month during the fourth quarter. In October 2025, after extensive reviews of the key performance indicators (KPIs), the FAA and Boeing jointly agreed the KPIs and rate readiness process guided by our Safety Management System supported an increase of the 737 production rate to 42 per month. The program plans to increase the production rate from 42 to 47 in 2026 with the concurrence of the FAA. We are also planning for additional production rate increases beyond 47 per month as well as adding a 737 production line.

We increased the accounting quantity by 800 units during the year ended December 31, 2025, due to the program's normal progress of obtaining additional orders and delivering airplanes. In early 2026, we expect to deliver the last 737-8 aircraft produced prior to 2023.

We have a final set of design changes to address the engine anti-ice issue on the 737-7 and 737-10 and are continuing to work through the certification process of the 737-7 and 737-10 models. We continue to expect certification to occur in 2026. As of December 31, 2025, we had approximately 35 737-7 and 737-10 aircraft in inventory. We are following the lead of the FAA as we work through the certification process and the ultimate timing will be determined by the regulators.

If we are unable to deliver aircraft and/or increase production rates or certify the 737-7 and 737-10 models consistent with our assumptions, our financial position, results of operations and cash flows will be adversely affected.

See further discussion of the 737 MAX in Note 9 and Note 15 to our Consolidated Financial Statements.

767 Program The 767 assembly line includes the commercial program and a derivative to support the KC-46A Tanker program. We are currently targeting a production rate of approximately three aircraft per month. We expect to complete production of the 767 commercial program by 2027. During 2024 and 2025, we recorded reach-forward losses of $580 million and $384 million primarily driven by higher production costs.

See further discussion of the KC-46A Tanker program in Note 15 to our Consolidated Financial Statements.

777 and 777X Programs The accounting quantity for the 777 program extends through year-end 2027 and reflects the number of units we expect to produce and deliver by 2027. During 2025, we increased the accounting quantity by six units reflecting increased demand and our decision to produce more 777 models by 2027. We increased the accounting quantity for the 777X program by 100 units in the third quarter of 2025 and 50 units in the fourth quarter of 2025 reflecting strong order activity in 2025 and production plan updates. Cumulative firm orders for the 777X increased from 358 units at December 31, 2024, to 560 units at December 31, 2025.

In July 2024, we obtained approval from the FAA to begin the first phase of certification flight testing. Flight testing was paused starting in August 2024 and resumed in January 2025. In July 2025, we obtained approval from the FAA to begin the second major phase of certification flight testing, and we had anticipated beginning the third major phase of certification flight testing in the third quarter of 2025. In November 2025, we obtained FAA approval to begin the third phase of flight testing which is currently ongoing.

In the third quarter of 2025, we reassessed the anticipated timing to complete FAA certification flight testing and delayed first delivery of the 777-9 to 2027. Due to these delays and to address continued production challenges, we slowed our production rate plans, which resulted in higher estimated production and change-incorporation costs, as well as associated customer and supply chain impacts. The impact of these changes on estimated revenues and costs were partially offset by the 100-unit accounting quantity increase, resulting in an incremental reach-forward loss of $4,899 million during 2025.

During recent inspections on the 777X, we identified a potential durability issue on the engine. We are continuing certification flight testing as we work with the supplier to determine root cause and corrective action. We continue to expect first delivery of the 777-9 to occur in 2027. We continue to anticipate first delivery of the 777-8 Freighter to occur approximately two years after the first delivery of the 777-9. First delivery of the 777-8 passenger aircraft is not expected to occur before 2030. We are continuing to follow the lead of the FAA as we work through the certification process and the ultimate timing will be determined by the regulators.

The level of profitability on the 777X program will be subject to several factors. These factors include aircraft certification requirements and timing, flight test discoveries, design changes, change incorporation on completed aircraft, production disruption due to labor instability and supply chain disruption, customer considerations, delivery timing and negotiations, further production rate adjustments for the 777X or other commercial aircraft programs, and any change in the accounting quantity. One or more of these factors could result in additional reach-forward losses in future periods.

787 Program During 2024, the 787 production rate was slowed to below five per month while addressing performance challenges and supply chain constraints. In 2025, while continuing to monitor supply chain health and factory performance, we increased the production rate from five to seven per month. We began increasing the production rate to eight per month during the fourth quarter of 2025 and continue to work toward stabilizing production. In February 2025, we completed the remaining rework on aircraft produced prior to 2023. At December 31, 2025, we had approximately five of those aircraft in inventory and expect to deliver them in 2026.

Fleet Support We provide the operators of our commercial aircraft with assistance and services to facilitate efficient and safe airplane operation. Collectively known as fleet support services, these activities and services begin prior to airplane delivery and continue throughout the operational life of the airplane. They include flight and maintenance training, field service support, engineering services, information services and systems and technical data and documents. The costs for fleet support are expensed as incurred and have historically been approximately 1% of total consolidated costs of products and services.

Additional Considerations

On December 8, 2025, we completed the acquisition of Spirit. See Note 2 to our Consolidated Financial Statements.

Defense, Space & Security

Business Environment and Trends

Overview

In May 2025, the U.S. government released the President's budget request for FY26, which requested $848 billion in funding for the DoW and $19 billion for NASA. The corresponding FY25 appropriated levels are $856 billion for the DoW and $25 billion for NASA.

In July 2025, the One Big Beautiful Bill Act appropriated an additional $156 billion for national defense priorities and an additional $10 billion for NASA programs over the next several years. H.R. 6938 provided FY26 appropriations of $24 billion for NASA, an increase of approximately $5 billion from the FY26 request. On January 30, 2026, funding for the DoW will lapse. For additional information on U.S. government appropriations and budgets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Additional Considerations – U.S. Government Funding" on page 31 of this Form 10-K.

There is ongoing uncertainty with respect to final program-level spending for the DoW, NASA and other government agencies for FY26 and beyond. Future budget cuts or investment priority changes, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations and/or delays of existing contracts or programs. Any of these impacts could have a material effect on our financial position, results of operations and/or cash flows.

The non-U.S. market continues to be driven by complex and evolving security challenges and the need to modernize aging equipment and inventories. BDS expects that it will continue to have a wide range of opportunities across Asia, Europe and the Middle East given the diverse regional threats. At December 31, 2025, 26% of BDS backlog was attributable to non-U.S. customers.

Results of Operations

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Revenues	$27,234	$23,918	$24,933
% of total company revenues	30 %	36 %	32 %
Loss from operations	($128)	($5,413)	($1,764)
Operating margins	(0.5)%	(22.6)%	(7.1)%

Since our operating cycle is long-term and involves many different types of development and production contracts with varying delivery and milestone schedules, the operating results of a particular period may not be indicative of future operating results. In addition, depending on the customer and their funding sources, our orders might be structured as annual follow-on contracts, or as one large multi-year order or long-term award. As a result, period-to-period comparisons of backlog are not necessarily indicative of future workloads. The following discussions of comparative results among periods should be viewed in this context.

Deliveries of new-build production units, remanufactures and modifications, were as follows:

Years ended December 31,	**2025**	2024	2023
F/A-18 Models	**14**	11	22
F-15 Models	**9**	14	9
T-7A Red Hawk		2	3
CH-47 Chinook (New)	**3**	4	11
CH-47 Chinook (Renewed)	**11**	9	9
AH-64 Apache (New)	**19**	16	20
AH-64 Apache (Remanufactured)	**42**	34	57
MH-139 Grey Wolf	**9**	6	2
KC-46 Tanker	**14**	10	13
P-8 Models	**6**	4	11
Commercial Satellites	**4**	2	5
Total	**131**	112	162

Revenues

BDS revenues in 2025 increased by $3,316 million compared with 2024. The increase is primarily due to $1,864 million lower net unfavorable cumulative contract catch-up adjustments and higher volume compared to the prior year.

BDS revenues in 2024 decreased by $1,015 million compared with 2023. The decrease is primarily due to higher net unfavorable cumulative contract catch-up adjustments of $909 million on BDS' five major fixed-price development programs. Overall, net unfavorable cumulative contract catch-up adjustments in 2024 were $995 million higher than 2023.

Loss From Operations

BDS loss from operations in 2025 was $128 million compared with $5,413 million in 2024. The year over year improvement in earnings is primarily due to lower net unfavorable cumulative contract catch-up adjustments of $5,196 million compared to 2024. During 2025, losses incurred on the five major fixed-price development programs totaled $802 million, primarily on KC-46A Tanker ($714 million), compared to losses of $5,013 million during 2024. In addition, the year over year earnings improvement reflects higher earnings from other programs including weapons, P-8, satellites and fighters.

BDS loss from operations in 2024 was $5,413 million compared with $1,764 million in 2023. The increase is primarily due to higher net unfavorable cumulative contract catch-up adjustments of $3,428 million on BDS' five major fixed-price development programs compared to 2023. During 2024, losses incurred on the five major fixed-price development programs totaled $5,013 million, including KC-46A Tanker ($2,002 million), T-7A Red Hawk ($1,770 million), Commercial Crew ($523 million), VC-25B ($379 million), and MQ-25 ($339 million). Net unfavorable cumulative contract catch-up adjustments were $3,534 million higher than the comparable period in the prior year.

See further discussion of fixed-price contracts in Note 15 to our Consolidated Financial Statements.

BDS earnings/(loss) from operations includes our share of income from equity method investments of $21 million, $125 million and $44 million primarily from our United Launch Alliance and other joint ventures in 2025, 2024 and 2023, respectively.

Backlog

BDS backlog was $84,786 million at December 31, 2025 compared with $64,023 million at December 31, 2024. The increase reflects the timing of awards, partially offset by revenue recognized on contracts awarded in prior periods.

Additional Considerations

Our BDS business includes a variety of development programs which have complex design and technical challenges. Some of these programs have cost-type contracting arrangements. In these cases, the associated financial risks are primarily reduced award or incentive fees, lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Examples of these programs include Ground-based Midcourse Defense, Proprietary and Space Launch System programs.

Some of our development programs are contracted on a fixed-price basis. Examples of significant fixed-price development programs include Commercial Crew, KC-46A Tanker, MQ-25, T-7A Red Hawk, VC-25B, and commercial and military satellites. A number of our ongoing fixed-price development programs have reach-forward losses. New programs could also have risk for reach-forward loss upon contract award and during the period of contract performance. Many development programs have highly complex designs. As technical or quality issues arise during development, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge or otherwise adversely affect our financial condition. These programs are ongoing, and while we believe the cost and fee estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions or other financially significant exposure. Risk remains that we may be required to record additional reach-forward losses in future periods.

Global Services

Business Environment and Trends

The aerospace markets we serve include parts distribution, logistics and other inventory services; maintenance, engineering and upgrades; training and professional services; and digital solutions and analytics. We expect BGS commercial revenues to remain strong in future quarters as the commercial airline industry has largely recovered and transitions to growth.

Over the long-term, as the size of the worldwide commercial airline fleet continues to grow, so does demand for after-market services designed to increase efficiency and extend the economic lives of aircraft. Airlines are using data analytics to plan flight operations and predictive maintenance to improve their productivity and efficiency. Airlines continue to look for opportunities to reduce the size and cost of their spare parts inventory, frequently outsourcing spares management to third parties.

The demand outlook for our government services business has remained stable with low growth in 2025. Government services market segments are growing on pace with related fleets, but vary based on the utilization and age of the aircraft. U.S. government services is the single largest individual served market. Over the next decade, we expect U.S. growth to remain flat and non-U.S. fleets to add rotorcraft and commercial derivative aircraft at faster rates. We expect approximately 30 percent of the worldwide fleet of military aircraft to be retired and replaced over the next 10 years, driving increased demand for services to maintain aging aircraft and enhance aircraft capability.

BGS' major customer, the U.S. government, remains subject to budget availability and uncertainty, which could restrict the execution of certain program activities and delay new programs or competitions.

Industry Competitiveness Aviation services is a competitive market with many domestic and international competitors. This market environment has resulted in intense pressures on pricing, and we expect these pressures to continue or intensify in the coming years. Continued access to global markets remains vital to our ability to fully realize our sales growth potential and long-term investment returns.

Results of Operations

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Revenues	$20,923	$19,954	$19,127
% of total company revenues	23 %	30 %	25 %
Earnings from operations	$13,474	$3,618	$3,329
Operating margins	64.4 %	18.1 %	17.4 %

Revenues

BGS revenues in 2025 increased by $969 million compared with 2024 primarily due to higher government and commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2025 was $14 million lower than the prior year comparable period.

BGS revenues in 2024 increased by $827 million compared with 2023 primarily due to higher commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2024 was $96 million higher than the prior year comparable period.

Earnings From Operations

BGS earnings from operations in 2025 increased by $9,856 million compared with 2024, primarily due to a 2025 gain on the Digital Aviation Solutions Divestiture of $9,566 million. The net unfavorable impact of cumulative contract catch-up adjustments in 2025 was $4 million higher than the prior year.

BGS earnings from operations in 2024 increased by $289 million compared with 2023, primarily due to higher commercial services revenue. The net unfavorable impact of cumulative contract catch-up adjustments in 2024 was $94 million higher than the prior year.

Backlog

BGS total backlog of $29,720 million at December 31, 2025 increased by 39% from $21,403 million at December 31, 2024, primarily due to the timing of awards, partially offset by revenue recognized on contracts awarded in prior years.

Liquidity and Capital Resources

Cash Flow Summary

(Dollars in millions)

Years ended December 31,	**2025**	2024	2023
Net earnings/(loss)	**$2,238**	($11,829)	($2,242)
Non-cash items	**(171)**	8,517	4,113
Changes in assets and liabilities	**(1,002)**	(8,768)	4,089
Net cash provided/(used) by operating activities	**1,065**	(12,080)	5,960
Net cash provided/(used) by investing activities	**499**	(11,973)	(2,437)
Net cash (used)/provided by financing activities	**(3,763)**	25,209	(5,487)
Effect of exchange rate changes on cash and cash equivalents	**40**	(47)	30
Net (decrease)/increase in cash & cash equivalents, including restricted	**(2,159)**	1,109	(1,934)
Cash & cash equivalents, including restricted, at beginning of year	**13,822**	12,713	14,647
Cash & cash equivalents, including restricted, at end of year	**$11,663**	$13,822	$12,713

Operating Activities Net cash provided by operating activities was $1.1 billion during 2025 compared with net cash used of $12.1 billion during 2024. The $13.1 billion increase in net cash provided by operating activities was primarily driven by higher commercial airplane deliveries, lower customer considerations and working capital improvements.

The change in Non-cash items of $8.7 billion compared with 2024 was primarily due to a gain on the Digital Aviation Solutions Divestiture in October 2025, partially offset by higher combined 777X and 767 reach-forward losses recorded during 2025 compared to 2024.

Changes in assets and liabilities for 2025 improved by $7.8 billion compared to 2024 primarily driven by favorable changes in Inventories ($10.9 billion) and Accounts payable ($1.5 billion), partially offset by unfavorable changes in Advances and progress billings ($4.8 billion). The change in Inventories was primarily driven by higher deliveries on our commercial airplane programs during 2025 as compared to 2024. The change in Accounts payable during 2025 compared to 2024 reflects increased production primarily in our commercial airplanes business. The change in Advances and progress billings during 2025 compared to 2024 was primarily driven by increased commercial airplane deliveries and revenue recognized at BDS, partially offset by higher advances on commercial airplane orders. Concessions paid to 737 MAX customers totaled $0.2 billion and $0.9 billion during 2025 and 2024.

Net cash used by operating activities was $12.1 billion during 2024 compared with net cash provided of $6.0 billion during 2023. The increase in cash outflows from operating activities in 2024 was primarily driven by our commercial airplanes business. Commercial airplane cash outflows reflected slowed and/or paused production and lower deliveries as a result of ongoing safety and quality improvement actions the Company is taking following the 737-9 door plug accident on January 5, 2024, supply chain constraints, and the IAM 751 work stoppage.

The higher net loss of $11.8 billion during 2024 compared to $2.2 billion in 2023 primarily reflects higher losses from operations at BCA and BDS. The change in Non-cash items was primarily due to the 777X and 767 reach-forward losses of $4.1 billion recorded in 2024.

Changes in assets and liabilities for 2024 decreased by $12.9 billion compared to 2023 primarily driven by unfavorable changes in Inventories ($10.7 billion), Accounts payable ($2.5 billion) and Unbilled receivables ($0.4 billion), partially offset by changes in Accrued Liabilities ($0.8 billion) and Advances and progress billings ($0.7 billion). The growth in Inventories was primarily driven by lower deliveries on our commercial airplane programs during 2024 as compared to 2023. Changes in Accounts payable during 2024 compared to 2023 reflects slowed/paused production primarily in our commercial airplanes business. The increase in Unbilled receivables during 2024 was primarily driven by revenue recognized in excess of billings at BDS compared to higher billings at BDS and BGS during 2023. The increase in Accrued liabilities was primarily driven by higher accrued losses on BDS fixed-price development programs. Concessions paid to 737 MAX customers totaled $0.9 billion and $0.4 billion during 2024 and 2023. Cash provided by Advances and progress billings during 2024 was $4.1 billion compared to cash provided of $3.4 billion during 2023.

Payables to suppliers who elected to participate in supply chain financing programs decreased by $0.7 billion and $0.2 billion in 2025 and 2024, and increased by $0.4 billion in 2023. Supply chain financing is not material to our overall liquidity.

Investing Activities Net cash provided by investing activities during 2025 was $0.5 billion, compared with cash used of $12.0 billion during 2024 and $2.4 billion during 2023. The increase in net cash provided in 2025 compared to 2024 was primarily due to an increase in Proceeds from dispositions of $10.5 billion and a decrease in net contributions to investments of $3.8 billion, partially offset by an increase in cash paid for Acquisitions, net of cash acquired of $1.2 billion. Proceeds from dispositions in 2025 were primarily driven by the Digital Aviation Solutions Divestiture in October 2025. Acquisitions, net of cash acquired of $1.2 billion in 2025 reflects the Spirit Acquisition in December 2025. The increase in net cash used by investing activities in 2024 compared to 2023 was primarily due to net contributions to investments of $9.1 billion in 2024 compared to net contributions to investments of $0.7 billion in 2023. Capital expenditures totaled $2.9 billion in 2025, compared with $2.2 billion in 2024 and $1.5 billion in 2023. We expect capital expenditures to grow in 2026 compared with 2025.

Financing Activities Net cash used by financing activities was $3.8 billion during 2025, compared with net cash provided of $25.2 billion during 2024, and net cash used of $5.5 billion in 2023. Net cash used during 2025 was primarily driven by net repayments of $3.5 billion. Net cash provided during 2024 was primarily driven by the issuance of common stock and Mandatory convertible preferred stock in the fourth quarter of 2024, which resulted in cash proceeds of $18.2 billion and $5.7 billion, net of issuance costs.

At December 31, 2025 and 2024 debt balances totaled $54.1 billion and $53.9 billion, of which $8.5 billion and $1.3 billion were classified as short-term.

We had 0.2 million, 0.4 million and 1.7 million shares transferred to us from employee tax withholdings in 2025, 2024 and 2023, respectively. The increase in 2023 was primarily due to the vesting of a one-time RSU grant awarded to most employees in December 2020. Our dividend to common shareholders has been suspended since 2020.

Capital Resources

The following table summarizes certain cash requirements for known contractual and other obligations as of December 31, 2025, and the estimated timing thereof. See Note 14 for future operating lease payments.

(Dollars in millions)	Current	Long-term	Total
Long-term debt (including current portion)	$8,475	$46,106	54,581
Interest on debt	2,486	36,035	38,521
Pension and other postretirement	462	4,936	5,398
Purchase obligations	80,965	109,911	190,876

At December 31, 2025, we had $10.9 billion of cash, $18.5 billion of short-term investments, and $10.0 billion of unused borrowing capacity on revolving credit line agreements. We expect to pay $8.5 billion in short-term and long-term debt due within the next 12 months from our available cash balance. In August 2025, we entered into a $3.0 billion, 364-day revolving credit agreement expiring in August 2026. This facility replaced the $3.0 billion, three-year revolving credit agreement which was scheduled to terminate in August 2025. The 364-day credit facility has a one-year term out option which allows us to extend the maturity of any borrowings until August 2027. Our legacy $3.0 billion, five-year revolving credit agreement expiring in August 2028 and $4.0 billion, five-year revolving credit agreement expiring in May 2029 each remain in effect. We anticipate that these credit lines will primarily serve as back-up liquidity to support our general corporate borrowing needs.

For discussion related to the Spirit Acquisition and Digital Aviation Solutions Divestiture, see Note 2 and Note 3 to our Consolidated Financial Statements.

We currently maintain investment grade credit ratings across all three credit rating agencies. In June 2025, Fitch affirmed the BBB- credit rating and revised the outlook to stable from negative. In October 2025, S&P affirmed the BBB- credit rating and revised the outlook to stable from negative. In December 2025, Moody's affirmed the Baa3 credit rating and revised the outlook to stable from negative.

We may, from time to time, purchase, redeem or retire any of our outstanding debt securities in open market or privately negotiated transactions, by tender offer or otherwise, after consideration of market conditions, our liquidity needs and other factors.

We expect to be able to access capital markets when we require additional funding to support our operations, pay off existing debt, address impacts to our business related to market developments, fund outstanding financing commitments or meet other business requirements; however, a number of factors could increase the cost of borrowing, jeopardize our ability to incur debt on terms acceptable to us, and negatively impact our access to the capital and financial markets and our ability to fund our operations and commitments. These factors include downgrades in our credit ratings, disruptions or declines in the global capital markets, a decline in our financial performance or outlook, a delay in our ability to ramp up production and deliveries, and changes in demand for our products and services. The occurrence of any or all of these events may adversely affect our ability to fund our operations and financing or contractual commitments. See "Risks Related to Financing and Liquidity" under "Item 1A. Risk Factors".

Any future borrowings may affect our credit ratings and are subject to various debt covenants. The most restrictive covenants include a limitation on mortgage debt and sale and leaseback transactions as a percentage of consolidated net tangible assets (as defined in the credit agreements), and a limitation on consolidated debt as a percentage of total capital (as defined in the credit agreements). When considering debt covenants, we continue to have substantial borrowing capacity.

Pension and Other Postretirement Benefits Pension cash requirements are based on an estimate of our minimum funding requirements, pursuant to Employee Retirement Income Security Act (ERISA) regulations, although we may make additional discretionary contributions. Estimates of other postretirement benefits are based on both our estimated future benefit payments and the estimated contributions to plans that are funded through trusts.

At December 31, 2025 and 2024, our pension plans were $4.3 billion and $4.8 billion underfunded as measured under U.S. generally accepted accounting principles (GAAP). On an ERISA basis, our plans are more than 90% funded at December 31, 2025. We do not expect to make significant contributions to our pension plans in 2026. We may be required to make higher contributions to our pension plans in future years.

For the foreseeable future, we expect to continue to use common stock in lieu of cash to fund Company contributions to our 401(k) plans.

Purchase Obligations Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable or indexed price provision; and specify approximate timing of the transaction. Purchase obligations include amounts recorded as well as amounts that are not recorded on the Consolidated Statements of Financial Position.

Purchase obligations not recorded on the Consolidated Statements of Financial Position include agreements for inventory procurement, information technology software and hardware, aircraft trade-ins, engineering and research and development, property, plant and equipment, tooling costs, and other miscellaneous production related obligations. The most significant obligation relates to inventory procurement contracts. We have entered into certain significant inventory procurement contracts that specify determinable prices and quantities, and long-term delivery timeframes. In addition, we purchase raw materials on behalf of our suppliers. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet our production schedules. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts with customers and/or has historically resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer not take delivery. These amounts are also included in our forecasts of costs for program and contract accounting. Some inventory procurement contracts may include escalation adjustments. In these limited cases, we have included our best estimate of the effect of the escalation adjustment in the amounts disclosed in the table above.

Purchase obligations recorded on the Consolidated Statements of Financial Position primarily include accounts payable and certain other current and long-term liabilities, including accrued compensation and product warranties.

We have entered into various industrial participation agreements with certain customers outside of the U.S. to facilitate economic flow back and/or technology or skills transfer to their businesses or government agencies as the result of their procurement of goods and/or services from us. These commitments may be satisfied by our local operations there, placement of direct work or vendor orders for supplies, opportunities to bid on supply contracts, transfer of technology or other forms of assistance. However, in some instances, our commitments may be satisfied through other parties (such as our vendors) who purchase supplies from our non-U.S. customers. In certain cases, penalties could be imposed if we do not meet our industrial participation commitments. During 2025, we incurred no such penalties. As of December 31, 2025, we had outstanding industrial participation agreements totaling $16.4 billion that extend through 2034. Purchase order commitments associated with industrial participation agreements are included in purchase obligations. To be eligible for such a purchase order commitment from us, a non-U.S. supplier must have sufficient capability to meet our requirements and must be competitive in cost, quality and schedule.

Off-Balance Sheet Arrangements We are a party to certain off-balance sheet arrangements including certain guarantees. For discussion of these arrangements, see Note 16 to our Consolidated Financial Statements.

Commercial Commitments

The following table summarizes our commercial commitments outstanding as of December 31, 2025.

(Dollars in millions)	Total Amounts Committed/ Maximum Amount of Loss	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit and surety bonds	$3,295	$1,729	$1,318	$20	$228
Commercial aircraft financing commitments	15,229	2,362	7,943	3,649	1,275
Total commercial commitments	$18,524	$4,091	$9,261	$3,669	$1,503

Commercial aircraft financing commitments include commitments to provide financing related to aircraft on order, under option for deliveries or proposed as part of sales campaigns or refinancing with respect to delivered aircraft, based on estimated earliest potential funding dates. Customer financing commitments totaled $15.2 billion and $17.1 billion at December 31, 2025 and 2024. We anticipate that we will not be required to fund a significant portion of our financing commitments as we continue to work with third party financiers to provide alternative financing to customers. Historically, we have not been required to fund significant amounts of outstanding commitments. However, there can be no assurances that we will not be required to fund greater amounts than historically required. See Note 15 to our Consolidated Financial Statements.

Contingent Obligations

We have significant contingent obligations that arise in the ordinary course of business, which include the following:

Legal Various legal proceedings, claims and investigations are pending against us. Legal contingencies are discussed in Note 23 to our Consolidated Financial Statements.

Environmental Remediation We are involved with various environmental remediation activities and have recorded a liability of $877 million at December 31, 2025. For additional information, see Note 15 to our Consolidated Financial Statements.

Non-GAAP Measures

Core Operating Earnings/(Loss), Core Operating Margins and Core Earnings/(Loss) Per Share

Our Consolidated Financial Statements are prepared in accordance with GAAP which we supplement with certain non-GAAP financial information. These non-GAAP measures should not be considered in isolation or as a substitute for the related GAAP measures, and other companies may define such measures differently. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Core operating earnings/(loss), Core operating margins and Core earnings/(loss) per share exclude the FAS/CAS service cost adjustment. The FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. Core earnings/(loss) per share excludes both the FAS/CAS service cost adjustment and non-operating pension and postretirement income. Non-operating pension and postretirement income represents the components of net periodic benefit costs other than service cost. Pension costs, comprising service and prior service costs computed in accordance with GAAP are allocated to BCA and certain BGS businesses supporting commercial customers. Pension costs allocated to BDS and BGS businesses supporting government customers are computed in accordance with U.S. Government Cost Accounting Standards (CAS), which employ different actuarial assumptions and accounting conventions than GAAP. CAS costs are allocable to government contracts. Other postretirement benefit costs are allocated to all business segments based on CAS, which is generally based on benefits paid.

The Pension FAS/CAS service cost adjustments recognized in Earnings/(loss) from operations were benefits of $784 million in 2025, $811 million in 2024 and $799 million in 2023. The lower benefits in 2025 were primarily due to reductions in allocated pension cost year over year, while the higher benefits in 2024 were primarily due to increases in allocated pension cost year over year. The non-operating pension income included in Other income, net was $176 million in 2025, $476 million in 2024 and $529 million in 2023. The lower benefits in 2025 were primarily due to lower expected return on plan assets. The lower benefits in 2024 were primarily due to lower expected return on plan assets and higher amortization of net actuarial losses, partially offset by lower interest costs. For further discussion of pension and other postretirement costs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 28 and 29 of this Form 10-K and see Note 24 to our Consolidated Financial Statements.

Management uses Core operating earnings/(loss), Core operating margins and Core earnings/(loss) per share for purposes of evaluating and forecasting underlying business performance. Management believes these core earnings measures provide investors additional insights into operational performance as unallocated pension and other postretirement benefit costs primarily represent costs driven by market factors and costs not allocable to U.S. government contracts.

Reconciliation of Non-GAAP Measures to GAAP Measures

The table below reconciles the non-GAAP financial measures of Core operating earnings/(loss), Core operating margins and Core earnings/(loss) per share with the most directly comparable GAAP financial measures of Earnings/(loss) from operations, Operating margins and Diluted earnings/(loss) per share.

(Dollars in millions, except per share data)

Years ended December 31,	**2025**	2024	2023
Revenues	**$89,463**	$66,517	$77,794
Earnings/(loss) from operations, as reported	**$4,281**	($10,707)	($773)
Operating margins	**4.8 %**	(16.1)%	(1.0)%
Pension FAS/CAS service cost adjustment[1]	**($784)**	($811)	($799)
Postretirement FAS/CAS service cost adjustment[1]	**(261)**	(293)	(257)
FAS/CAS service cost adjustment[1]	**($1,045)**	($1,104)	($1,056)
Core operating earnings/(loss) (non-GAAP)	**$3,236**	($11,811)	($1,829)
Core operating margins (non-GAAP)	**3.6 %**	(17.8)%	(2.4)%
Diluted earnings/(loss) per share, as reported	**$2.48**	($18.36)	($3.67)
Pension FAS/CAS service cost adjustment[1]	**(1.03)**	(1.26)	(1.32)
Postretirement FAS/CAS service cost adjustment[1]	**(0.34)**	(0.45)	(0.42)
Non-operating pension income[2]	**(0.24)**	(0.74)	(0.87)
Non-operating postretirement income[2]	**(0.02)**	(0.11)	(0.10)
Provision for deferred income taxes on adjustments [3]	**0.34**	0.54	0.57
Core earnings/(loss) per share (non-GAAP)	**$1.19**	($20.38)	($5.81)
Diluted weighted average common shares outstanding (in millions)	**762.3**	646.9	605.8

[1] FAS/CAS service cost adjustment represents the difference between the FAS pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. This adjustment is excluded from Core operating earnings/(loss) (non-GAAP).

[2] Non-operating pension and postretirement income represents the components of net periodic benefit costs/(income) other than service cost/(income). This income is included in Other income, net and is excluded from Core earnings/(loss) per share (non-GAAP).

[3] The income tax impact is calculated using the U.S. corporate statutory tax rate.

Critical Accounting Estimates

Accounting for Long-term Contracts

Substantially all contracts at BDS and certain contracts at BGS are long-term contracts. Our long-term contracts typically represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods and/or services and the significant service of integration that we provide.

Accounting for long-term contracts involves a judgmental process of estimating the total revenue, costs, and profit for each performance obligation. Cost of sales is recognized as incurred, and revenue is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales.

Due to the size, duration and nature of many of our long-term contracts, the estimation of total revenues and costs through completion is complicated and subject to many variables. Total revenue estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award fee provisions associated with technical performance, and price adjustment clauses (such as inflation or index-based clauses). The majority of these long-term contracts are with the U.S. government where the price is generally based on the estimated cost to produce the product or service plus profit. Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Total cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and supplier performance trends, production quality, labor instability, supply chain delays and quality issues, business volume assumptions, asset utilization, and anticipated labor agreements.

Revenue and cost estimates for all significant long-term contract performance obligations are reviewed and reassessed quarterly. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract's inception to date revenues, cost of sales and profit in the period in which such changes are made. Changes in revenue and cost estimates could also result in a reach-forward loss or an adjustment to a reach-forward loss which would be recorded immediately in earnings. Net cumulative catch-up adjustments for changes in estimated revenues and costs at completion across all long-term contracts, including the impact of estimated losses on unexercised options, decreased Earnings from operations by $1,377 million in 2025 and increased Loss from operations by $6,562 million and $2,943 million in 2024 and 2023, respectively, and were primarily due to losses recognized on the KC-46A Tanker, VC-25B, T-7A Red Hawk, MQ-25, and Commercial Crew programs. These are all fixed-price development programs, and there is ongoing risk that similar losses may have to be recognized in future periods on these and/or other programs.

Due to the significance of judgment in the estimation process described above, it is likely that materially different earnings could be recorded if we used different assumptions or if the underlying circumstances were to change. For example, changes in underlying operational assumptions, inability to implement planned risk mitigation plans, failure to achieve productivity targets, supplier shortages, quality issues and/or pricing issues, inflationary trends, or other circumstances may adversely affect financial performance in future periods. If the combined gross margins for our profitable long-term contracts had been estimated to be higher or lower by 1% during 2025, it would have increased or decreased pre-tax income for the year by approximately $320 million.

Program Accounting

Program accounting requires the demonstrated ability to reliably estimate revenues, costs and gross profit margin for the defined program accounting quantity. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates.

Factors that must be estimated include program accounting quantity, sales price, production rates, labor and employee benefit costs, material costs, procured part costs, major component costs, overhead costs, program tooling and other non-recurring costs, and warranty costs. Estimation of the accounting quantity for each program takes into account several factors that are indicative of the demand for the particular program, such as firm orders, letters of intent from prospective customers and market studies. Total estimated program sales are determined by estimating the model mix and sales price for all unsold units within the accounting quantity, added together with the sales prices for all undelivered units under contract. The sales prices for all undelivered units within the accounting quantity include an escalation adjustment for inflation that is updated quarterly, as well as customer consideration driven by delivery delays. Cost estimates are based largely on negotiated and anticipated contracts with suppliers, historical performance trends, and business base and other economic projections. Factors that influence these estimates include the timing of production rate increases, internal and supplier performance trends, production quality, labor instability, supply chain delays and quality issues, learning curve, change incorporation, rework or safety enhancements, regulatory requirements, flight test and certification requirements and schedules, performance or reliability issues involving completed aircraft, customer and/or supplier claims or assertions, asset utilization, anticipated labor agreements, and inflationary or deflationary trends. Since the 737-9 door plug accident in January 2024, the 737 program may only increase production rates and/or implement new production lines with the concurrence of the FAA. If we are unable to increase production rates consistent with our assumptions, our financial position, results of operations and cash flows could be materially impacted.

The introduction of new aircraft and derivatives, such as the 777X, 737-7 and 737-10, involves increased risks associated with meeting development, certification, and production schedules. These challenges include significant global regulatory scrutiny of all development aircraft. We have experienced significant certification delays with the 777X, 737-7 and 737-10 aircraft. As a result, our ability to deliver aircraft on time, satisfy performance and reliability standards and achieve or maintain, as applicable, program profitability is subject to significant risks. We are following the lead of the FAA as we work through the certification processes for the 777X, 737-7 and 737-10 models and the ultimate timing will be determined by the regulators.

To ensure reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. This includes reassessing the accounting quantity. Changes in estimates of program gross profit margins are normally recognized on a prospective basis; however, when estimated costs to complete a program plus costs already included in inventory exceed estimated revenues from the program, a loss is recorded in the current period. Reductions to the estimated loss are included in the gross profit margin for undelivered units in the accounting quantity whereas increases to the estimated loss are recorded as an earnings charge in the period in which the loss is determined.

The 777X and 767 programs recognized earnings charges totaling $4,899 million and $384 million during the year ended December 31, 2025. Adverse changes to the revenue and/or cost estimates for these programs could result in further earnings charges in future periods.

Due to the significance of judgment in the estimation process described above, it is reasonably possible that changes in underlying circumstances or assumptions could have a material effect on program gross margins. If the combined gross margin percentages for our commercial airplane programs had been estimated to be 1% higher or lower it would have an approximately $390 million impact on operating earnings for the year ended December 31, 2025.

Pension Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan. Accounting rules require an annual measurement of our projected obligation and plan assets. These measurements are based upon several assumptions. Future changes in assumptions or differences between actual and expected outcomes can significantly affect our future annual expense, projected benefit obligation and Shareholders' equity.

The projected benefit obligation is sensitive to discount rates. The projected benefit obligation would decrease by $1,185 million or increase by $1,310 million if the discount rate increased or decreased by 25 basis points. A 25 basis point change in the discount rate would not have a significant impact on pension cost. However, net periodic pension cost is sensitive to changes in the expected long-term rate of asset return. A decrease or increase of 25 basis points in the expected long-term rate of asset return would have increased or decreased 2025 net periodic pension cost by $134 million. See Note 18 to our Consolidated Financial Statements, which includes the discount rate and expected long-term rate of asset return assumptions for the last three years.

Deferred Income Taxes – Valuation Allowance

The Company had deferred income tax assets of $21,065 million at December 31, 2025, that can be used in future years to offset taxable income and reduce income taxes payable. The Company had deferred income tax liabilities of $11,420 million at December 31, 2025, that will partially offset deferred income tax assets and result in higher taxable income in future years and increase income taxes payable. Tax law determines whether future reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years. The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability.

On a quarterly basis, we assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50%) that all or a portion of such assets will not be realized.

This assessment takes into account both positive and negative evidence. A recent history of financial reporting losses is heavily weighted as a source of objectively verifiable negative evidence. Due to our recent history of losses, we determined we could not include future projected earnings in our analysis. Rather, we use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions. The selection of methodologies and assessment of when temporary differences will result in taxable or deductible amounts involves significant management judgment and is inherently complex and subjective. We believe that the methodologies we use are reasonable and can be replicated on a consistent basis in future periods.

The Company's valuation allowance of $9,754 million at December 31, 2025, primarily relates to certain domestic deferred tax assets and domestic tax net operating losses, tax credits and interest carryforwards that are assumed to reverse beyond the period in which reversals of deferred tax liabilities are assumed to occur. The Company's valuation allowance increased by $1,917 million in 2025 primarily reflecting $1,833 million recorded as part of acquisition accounting against acquired Spirit deferred tax assets as well as tax credits and other carryforwards generated in 2025 that cannot be realized in 2025. Until the Company generates sustained levels of profitability, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or other comprehensive income.

For additional information regarding income taxes, see Note 6 to our Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, principally fixed-rate debt obligations. The investors in our fixed-rate debt obligations do not generally have the right to demand we pay off these obligations prior to maturity. Therefore, exposure to interest rate risk is not believed to be material for our fixed-rate debt.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward contracts to hedge the price risk associated with firmly committed and forecasted foreign denominated payments and receipts related to our ongoing business. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2025, a 10% increase or decrease in the exchange rate in our portfolio of foreign currency contracts would have increased or decreased our unrealized gains by $425 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Commodity Price Risk

We are subject to commodity price risk relating to commodity purchase contracts for items used in production that are subject to changes in the market price. We use commodity swaps and commodity purchase contracts to hedge against these potentially unfavorable price changes. Our commodity purchase contracts and derivatives are both sensitive to changes in the market price. At December 31, 2025, a 10% increase or decrease in the market price in our commodity derivatives would have increased or decreased our unrealized gains by $38 million. Consistent with the use of these contracts to neutralize the effect of market price fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these commodity purchase contracts and the offsetting swaps do not create material market risk.

Market Risk

Participants in deferred compensation plans can diversify the deferred amounts among investment funds which are subject to potential changes in fair value. As of December 31, 2025, the deferred compensation liability, which is being marked to market, was $1.7 billion. A 10% change in the fair value of these investment funds would increase or decrease the liability by $169 million. Changes in the liability are recorded in operating earnings.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

The Boeing Company and Subsidiaries
Consolidated Statements of Operations

(Dollars in millions, except per share data)

Years ended December 31,	2025	2024	2023
Sales of products	$75,356	$53,227	$65,581
Sales of services	14,107	13,290	12,213
Total revenues	89,463	66,517	77,794
Cost of products	(73,761)	(57,394)	(59,864)
Cost of services	(11,413)	(11,114)	(10,206)
Total costs and expenses	(85,174)	(68,508)	(70,070)
	4,289	(1,991)	7,724
Income from operating investments, net	25	71	46
General and administrative expense	(6,090)	(5,021)	(5,168)
Research and development expense, net	(3,615)	(3,812)	(3,377)
Gain on dispositions, net	9,672	46	2
Earnings/(loss) from operations	4,281	(10,707)	(773)
Other income, net	1,125	1,222	1,227
Interest and debt expense	(2,771)	(2,725)	(2,459)
Earnings/(loss) before income taxes	2,635	(12,210)	(2,005)
Income tax (expense)/benefit	(397)	381	(237)
Net earnings/(loss)	2,238	(11,829)	(2,242)
Less: Net earnings/(loss) attributable to noncontrolling interest	3	(12)	(20)
Net earnings/(loss) attributable to Boeing shareholders	2,235	(11,817)	(2,222)
Less: Mandatory convertible preferred stock dividends accumulated during the period	345	58	
Net earnings/(loss) attributable to Boeing common shareholders	$1,890	($11,875)	($2,222)
Basic earnings/(loss) per share	$2.49	($18.36)	($3.67)
Diluted earnings/(loss) per share	$2.48	($18.36)	($3.67)

See Notes to the Consolidated Financial Statements on pages 59 - 120.

The Boeing Company and Subsidiaries
Consolidated Statements of Comprehensive Income

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Net earnings/(loss)	**$2,238**	($11,829)	($2,242)
Other comprehensive income/(loss), net of tax:			
Currency translation adjustments	**225**	(44)	33
Reclassification of realized loss on foreign currency translation to Gain on dispositions, net	**17**		
Unrealized gain on certain investments, net of tax of $0, $0 and $0			2
Derivative instruments:			
Unrealized gain/(loss) arising during period, net of tax of ($10), $0 and ($11)	**262**	(258)	41
Reclassification adjustment for loss/(gain) included in net loss, net of tax of ($1), $0 and $1	**37**	35	(5)
Total unrealized gain/(loss) on derivative instruments, net of tax	**299**	(223)	36
Defined benefit pension plans & other postretirement benefits:			
Net actuarial gain/(loss) arising during the period, net of tax of ($1), ($1) and $13	**25**	(225)	(722)
Amortization of actuarial loss/(gain) included in net periodic benefit cost, net of tax of ($9), $0 and $0	**149**	105	(2)
Amortization of prior service credits included in net periodic benefit cost, net of tax of $4, $0 and $1	**(71)**	(92)	(102)
Prior service credits arising during the period, net of tax of $0, $0 and $0	**(6)**	(140)	
Pension and postretirement benefit related to our equity method investments, net of tax of $0, $0 and $0		9	
Total defined benefit pension plans & other postretirement benefits, net of tax	**97**	(343)	(826)
Other comprehensive income/(loss), net of tax	**638**	(610)	(755)
Comprehensive income/(loss)	**2,876**	(12,439)	(2,997)
Less: Comprehensive income/(loss) attributable to noncontrolling interest	**3**	(12)	(20)
Comprehensive income/(loss) attributable to Boeing Shareholders	**$2,873**	($12,427)	($2,977)

See Notes to the Consolidated Financial Statements on pages 59 - 120.

The Boeing Company and Subsidiaries
Consolidated Statements of Financial Position

(Dollars in millions, except per share data)

December 31,	2025	2024
Assets		
Cash and cash equivalents	$10,921	$13,801
Short-term and other investments	18,479	12,481
Accounts receivable, net	2,921	2,631
Unbilled receivables, net	9,158	8,363
Current portion of financing receivables, net		207
Inventories	84,679	87,550
Other current assets, net	2,301	2,965
Total current assets	128,459	127,998
Financing receivables and operating lease equipment, net	241	314
Property, plant and equipment, net	15,361	11,412
Goodwill	17,275	8,084
Acquired intangible assets, net	1,567	1,957
Deferred income taxes	107	185
Investments	1,048	999
Other assets, net of accumulated amortization of $1,014 and $1,085	4,177	5,414
Total assets	$168,235	$156,363
Liabilities and equity		
Accounts payable	$13,109	$11,364
Accrued liabilities	27,141	24,103
Advances and progress billings	59,404	60,333
Short-term debt and current portion of long-term debt	8,461	1,278
Total current liabilities	108,115	97,078
Deferred income taxes	216	122
Accrued retiree health care	2,091	2,176
Accrued pension plan liability, net	4,287	5,997
Other long-term liabilities	2,432	2,318
Long-term debt	45,637	52,586
Total liabilities	162,778	160,277
Shareholders' equity:		
Mandatory convertible preferred stock, 6.00% Series A, par value $1.00 – 20,000,000 shares authorized; 5,750,000 shares issued; aggregate liquidation preference $5,750	6	6
Common stock, par value $5.00 – 1,200,000,000 shares authorized; 1,012,261,159 shares issued	5,061	5,061
Additional paid-in capital	21,441	18,964
Treasury stock, at cost	(28,029)	(32,386)
Retained earnings	17,252	15,362
Accumulated other comprehensive loss	(10,277)	(10,915)
Total shareholders' equity/(deficit)	5,454	(3,908)
Noncontrolling interests	3	(6)
Total equity	5,457	(3,914)
Total liabilities and equity	$168,235	$156,363

See Notes to the Consolidated Financial Statements on pages 59 - 120.

The Boeing Company and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Cash flows – operating activities:			
Net earnings/(loss)	$2,238	($11,829)	($2,242)
Adjustments to reconcile net earnings/(loss) to net cash provided/(used) by operating activities:			
Non-cash items –			
Share-based plans expense	426	407	690
Treasury shares issued for 401(k) contribution	1,530	1,601	1,515
Depreciation and amortization	1,953	1,836	1,861
Investment/asset impairment charges, net	45	112	46
Gain on dispositions, net	(9,672)	(46)	(2)
777X and 767 reach-forward losses	5,283	4,079	
Other charges and credits, net	264	528	3
Changes in assets and liabilities –			
Accounts receivable	(95)	(37)	(128)
Unbilled receivables	(677)	(60)	321
Advances and progress billings	(723)	4,069	3,365
Inventories	(1,501)	(12,353)	(1,681)
Other current assets	155	(16)	389
Accounts payable	724	(793)	1,672
Accrued liabilities	1,341	1,563	779
Income taxes receivable, payable and deferred	115	(567)	44
Other long-term liabilities	(346)	(329)	(313)
Pension and other postretirement plans	(593)	(959)	(1,049)
Financing receivables and operating lease equipment, net	274	512	571
Other	324	202	119
Net cash provided/(used) by operating activities	1,065	(12,080)	5,960
Cash flows – investing activities:			
Payments to acquire property, plant and equipment	(2,942)	(2,230)	(1,527)
Proceeds from disposals of property, plant and equipment	82	49	27
Acquisitions, net of cash acquired	(1,248)	(50)	(70)
Proceeds from dispositions	10,585	124	
Contributions to investments	(51,938)	(13,856)	(16,448)
Proceeds from investments	46,628	4,743	15,739
Supplier notes receivable	(662)	(694)	(162)
Repayments on supplier notes receivable	2	40	
Purchase of distribution rights	(9)	(88)	
Other	1	(11)	4
Net cash provided/(used) by investing activities	499	(11,973)	(2,437)
Cash flows – financing activities:			
New borrowings	165	10,161	75
Debt repayments	(3,621)	(8,673)	(5,216)
Common stock issuance, net of issuance costs		18,200	
Mandatory convertible preferred stock issuance, net of issuance costs		5,657	
Stock options exercised			45
Employee taxes on certain share-based payment arrangements	(34)	(83)	(408)
Dividends paid on Mandatory convertible preferred stock	(331)		
Other	58	(53)	17
Net cash (used)/provided by financing activities	(3,763)	25,209	(5,487)
Effect of exchange rate changes on cash and cash equivalents	40	(47)	30
Net (decrease)/increase in cash & cash equivalents, including restricted	(2,159)	1,109	(1,934)
Cash & cash equivalents, including restricted, at beginning of year	13,822	12,713	14,647
Cash & cash equivalents, including restricted, at end of year	11,663	13,822	12,713
Less restricted cash & cash equivalents, included in Investments	742	21	22
Cash and cash equivalents at end of year	$10,921	$13,801	$12,691

See Notes to the Consolidated Financial Statements on pages 59 - 120.

The Boeing Company and Subsidiaries
Consolidated Statements of Equity

(Dollars in millions)	Mandatory convertible preferred stock	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Non-controlling interests	Total
				Boeing shareholders				
Balance at January 1, 2023		$5,061	$9,947	($50,814)	$29,473	($9,550)	$35	($15,848)
Net loss					(2,222)		(20)	(2,242)
Other comprehensive loss, net of tax of $4						(755)		(755)
Share-based compensation			690					690
Treasury shares issued for stock options exercised, net			(28)	73				45
Treasury shares issued for other share-based plans, net			(660)	304				(356)
Treasury shares issued for 401(k) contributions			627	888				1,515
Subsidiary shares purchased from non-controlling interests			(267)					(267)
Other changes in noncontrolling interests							(10)	(10)
Balance at December 31, 2023		$5,061	$10,309	($49,549)	$27,251	($10,305)	$5	($17,228)
Net loss					(11,817)		(12)	(11,829)
Other comprehensive loss, net of tax of ($1)						(610)		(610)
Share-based compensation			407					407
Mandatory convertible preferred stock issued, net of issuance costs	6		5,645					5,651
Common stock issued, net of issuance costs			2,253	15,928				18,181
Treasury shares issued for other share-based plans, net			(145)	129				(16)
Treasury shares issued for 401(k) contributions			495	1,106				1,601
Cash dividends declared on Mandatory convertible preferred stock					(72)			(72)
Other changes in noncontrolling interests							1	1
Balance at December 31, 2024	**$6**	**$5,061**	**$18,964**	**($32,386)**	**$15,362**	**($10,915)**	**($6)**	**($3,914)**
Net earnings					2,235		3	2,238
Other comprehensive income, net of tax of ($17)						638		638
Share-based compensation			426					426
Treasury shares issued for other share-based plans, net			(489)	556				67
Treasury shares issued for 401(k) contributions			559	971				1,530
Treasury shares issued in exchange for shares of Spirit			1,874	2,830				4,704
Premium on Exchangeable Notes assumed from acquisition of Spirit			109					109
Cash dividends declared on Mandatory convertible preferred stock					(345)			(345)
Other changes in noncontrolling interests			(2)				6	4
Balance at December 31, 2025	**$6**	**$5,061**	**$21,441**	**($28,029)**	**$17,252**	**($10,277)**	**$3**	**$5,457**

See Notes to the Consolidated Financial Statements on pages 59 - 120.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Summary of Business Segment Data

(Dollars in millions)

Years ended December 31,	2025	2024	2023
Revenues:			
Commercial Airplanes	$41,494	$22,861	$33,901
Defense, Space & Security	27,234	23,918	24,933
Global Services	20,923	19,954	19,127
Unallocated items, eliminations and other	(188)	(216)	(167)
Total revenues	**$89,463**	**$66,517**	**$77,794**
Earnings/(loss) from operations:			
Commercial Airplanes	($7,079)	($7,969)	($1,635)
Defense, Space & Security	(128)	(5,413)	(1,764)
Global Services	13,474	3,618	3,329
Segment operating earnings/(loss)	**6,267**	**(9,764)**	**(70)**
Unallocated items, eliminations and other	(3,031)	(2,047)	(1,759)
FAS/CAS service cost adjustment	1,045	1,104	1,056
Earnings/(loss) from operations	**4,281**	**(10,707)**	**(773)**
Other income, net	1,125	1,222	1,227
Interest and debt expense	(2,771)	(2,725)	(2,459)
Earnings/(loss) before income taxes	**2,635**	**(12,210)**	**(2,005)**
Income tax (expense)/benefit	(397)	381	(237)
Net earnings/(loss)	**2,238**	**(11,829)**	**(2,242)**
Less: Net earnings/(loss) attributable to noncontrolling interest	3	(12)	(20)
Net earnings/(loss) attributable to Boeing shareholders	**2,235**	**(11,817)**	**(2,222)**
Less: Mandatory convertible preferred stock dividends accumulated during the period	345	58	
Net earnings/(loss) attributable to Boeing common shareholders	**$1,890**	**($11,875)**	**($2,222)**

This information is an integral part of the Notes to the Consolidated Financial Statements. See Note 24 for further segment results.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(Dollars in millions, except otherwise stated)

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements included in this report have been prepared by management of The Boeing Company (herein referred to as "Boeing," the "Company," "we," "us" or "our"). These statements include the accounts of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. All significant intercompany accounts and transactions have been eliminated. As described in Note 24, we operate in three reportable segments: Commercial Airplanes (BCA), Defense, Space & Security (BDS), and Global Services (BGS).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Cycle

For classification of certain current assets and liabilities, we use the duration of the related contract or program as our operating cycle, which is generally longer than one year.

Revenue and Related Cost Recognition

Commercial aircraft contracts The majority of our BCA segment revenue is derived from commercial aircraft contracts. For each contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each commercial aircraft performance obligation based on relative standalone selling prices adjusted by an escalation formula as specified in the customer agreement. Revenue is recognized for each commercial aircraft performance obligation at the point in time when the aircraft is completed and accepted by the customer. We use program accounting to determine the amount reported as cost of sales.

Payments for commercial aircraft sales are received in accordance with the customer agreement, which generally includes a deposit upon order and additional payments in accordance with a payment schedule, with the balance being due immediately prior to or at aircraft delivery. Advances and progress billings (contract liabilities) are normal and customary for commercial aircraft contracts and not considered a significant financing component as they are intended to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

Long-term contracts Substantially all contracts at BDS and certain contracts at BGS are long-term contracts with the U.S. government and other customers that generally extend over several years. Products sales under long-term contracts primarily include fighter jets, rotorcraft, cybersecurity products, surveillance suites, advanced weapons, missile defense, military derivative aircraft, satellite systems and modification of commercial passenger aircraft to cargo freighters. Sales of services under long-term contracts primarily include support and maintenance agreements associated with our commercial and defense products and space travel on Commercial Crew.

For each long-term contract, we determine the transaction price based on the consideration expected to be received. We allocate the transaction price to each distinct performance obligation to deliver a good or service, or a collection of goods and/or services, based on the relative standalone selling prices. A long-term contract will typically represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods and/or services and the significant service of integration that we provide. While the scope and price on certain long-term contracts may be modified over their life, the transaction price is based on current rights and obligations under the contract and does not include potential modifications until they are agreed upon with the customer. When applicable, a cumulative adjustment or separate recognition for the additional scope and price may result. Long-term contracts can be negotiated with a fixed price or a price in which we are reimbursed for costs incurred plus an agreed upon profit. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing the price for contracts with the U.S. government. Certain long-term contracts include in the transaction price variable consideration, such as incentive and award fees, if specified targets are achieved. The amount included in the transaction price represents the expected value, based on a weighted probability, or the most likely amount.

Long-term contract revenue is recognized over the contract term (over time) as the work progresses, either as products are produced or as services are rendered. We generally recognize revenue over time as we perform on long-term contracts because of continuous transfer of control to the customer. For U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. Similarly, for non-U.S. government contracts, the customer typically controls the work in process as evidenced either by contractual termination clauses or by our rights to payment of the transaction price associated with work performed to date on products or services that do not have an alternative use to the Company.

The accounting for long-term contracts involves a judgmental process of estimating total revenues, costs and profit for each performance obligation. Cost of sales is recognized as incurred. The amount reported as revenues is determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales. Recognizing revenue as costs are incurred provides an objective measure of progress on the long-term contract and thereby best depicts the extent of transfer of control to the customer.

For long-term contracts for which revenue is recognized over time, changes in estimated revenues, cost of sales and the related effect on operating income are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a long-term contract's percentage-of-completion. When the current estimates of total revenues and costs at completion for a long-term contract indicate a loss, a provision for the entire reach-forward loss on the long-term contract is recognized.

The table below reflects the impact of net cumulative catch-up adjustments for changes in estimated revenues and costs at completion across all long-term contracts including the impact to Earnings/(loss) from operations from changes in estimated losses on unexercised options for the years ended December 31:

	2025	2024	2023
Decrease to Revenue	($916)	($2,794)	($1,706)
Decrease/increase to Earnings/(loss) from operations	($1,377)	($6,562)	($2,943)
Decrease/increase to Diluted earnings/(loss) per share	($1.53)	($9.83)	($5.43)

Significant adjustments during the three years ended December 31, 2025, 2024 and 2023, included losses on KC-46A Tanker, VC-25B, T-7A Red Hawk, MQ-25, and Commercial Crew programs.

Due to the significance of judgment in the estimation process, changes in underlying operational assumptions, inability to implement planned risk mitigation plans, failure to achieve productivity targets, supplier shortages, quality issues and/or pricing issues, inflationary trends, or other circumstances may adversely or positively affect financial performance in future periods.

Payments under long-term contracts may be received before or after revenue is recognized. The U.S. government customer typically withholds payment of a small portion of the contract price until contract completion. Therefore, long-term contracts typically generate Unbilled receivables (contract assets) but may generate Advances and progress billings (contract liabilities). Long-term contract Unbilled receivables and Advances and progress billings are not considered a significant financing component because they are intended to protect either the customer or the Company in the event that some or all of the obligations under the contract are not completed.

Commercial spare parts contracts Certain contracts at our BGS segment include sales of commercial spare parts. For each contract, we determine the transaction price based on the consideration expected to be received. The spare parts have discrete unit prices that represent fair value. We generally consider each spare part to be a separate performance obligation. Revenue is recognized for each commercial spare part performance obligation at the point in time of delivery to the customer. We may provide our customers with a right to return a commercial spare part where a customer may receive a full or partial refund, a credit applied to amounts owed, a different product in exchange, or any combination of these items. We consider the potential for customer returns in the estimated transaction price. The amount reported as cost of sales is recorded at average cost. Payments for commercial spare parts sales are typically received shortly after delivery.

Other service revenue contracts Certain contracts at our BGS segment are for sales of services to commercial customers including maintenance, training, and digital solutions and analytics. We recognize revenue for these service performance obligations over time as the services are rendered. The method of measuring progress (such as straight-line or billable amount) varies depending upon which method best depicts the transfer of control to the customer based on the type of service performed. Cost of sales is recorded as incurred.

Concession sharing arrangements We account for sales concessions to our customers in consideration of their purchase of products and services as a reduction of the transaction price and the revenue that is recognized for the related performance obligations. The sales concessions incurred may be partially reimbursed by certain suppliers in accordance with concession sharing arrangements. We record these reimbursements, which are presumed to represent reductions in the price of the vendor's products or services, as a reduction in Cost of products.

Unbilled receivables and advances and progress billings Unbilled receivables (contract assets) arise when the Company recognizes revenue for amounts which cannot yet be billed under terms of the contract with the customer. Advances and progress billings (contract liabilities) arise when the Company receives payments from customers in advance of recognizing revenue. The amount of Unbilled receivables or Advances and progress billings is determined for each contract.

Financial services revenue We record financial services revenue associated with sales-type leases, operating leases and loans in Sales of services on the Consolidated Statements of Operations. For sales-type leases, we recognize selling profit or loss at lease inception if collection of the lease payments is probable. For sales-type leases, we record financing receivables at lease inception. A financing receivable is recorded at the aggregate of future lease payments, estimated residual value of the leased equipment, and any deferred incremental direct costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment. For notes receivable, we record financing receivables net of any unamortized discounts and deferred incremental direct costs. Interest income and amortization of any discounts are recorded ratably over the related term of the note.

Income recognition is generally suspended for financing receivables that are uncollectible. We determine that a financing receivable is uncollectible when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms. We determine a financing receivable is past due when cash has not been received upon the due date specified in the contract.

We evaluate the collectability of financing receivables at commencement and on a recurring basis. If a financing receivable is determined to be uncollectible, the customer is categorized as non-accrual status. When a customer is in non-accrual status at commencement, sales-type lease revenue is deferred until substantially all cash has been received or the customer is removed from non-accrual status. If we have a note receivable with a customer that is in non-accrual status, or a sales-type lease with a customer that changes to non-accrual status after commencement, we recognize contractual interest income as payments are received to the extent there is sufficient collateral and payments exceed past due principal payments.

Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. Declines in estimated residual value that are deemed other-than-temporary are recognized in the period in which the declines occur.

For operating leases, revenue on leased aircraft and equipment is recorded on a straight-line basis over the term of the lease. Operating lease assets, included in Financing receivables and operating lease equipment, net, are recorded at cost and depreciated to an estimated residual value using the straight-line method over the period that we project we will hold the asset. We periodically review our estimates of residual value and recognize forecasted changes by prospectively adjusting depreciation expense. We record assets held for sale at the lower of carrying value or fair value less costs to sell. We evaluate for impairment assets under operating leases when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than the carrying value. When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Reinsurance Our wholly-owned insurance subsidiary, Astro Ltd., participates in a reinsurance pool for workers' compensation. The member agreements and practices of the reinsurance pool minimize any participating members' individual risk. Reinsurance revenues were $99, $110 and $163 during 2025, 2024 and 2023, respectively. Reinsurance costs related to premiums and claims paid to the reinsurance pool were $123, $123 and $181 during 2025, 2024 and 2023, respectively. Revenues and costs are presented net in Cost of products and Cost of services in the Consolidated Statements of Operations.

Research and Development

Research and development includes costs incurred for experimentation, design and testing, as well as bid and proposal efforts related to government products and services, which are expensed as incurred unless the costs are related to certain contractual arrangements with customers. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with our long-term contract accounting policy. We have certain research and development arrangements with customers that meet the conditions for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expense rather than as contract revenues. Research and development expense, net included bid and proposal costs of $161, $179 and $188 in 2025, 2024 and 2023, respectively.

Share-Based Compensation

We provide various forms of share-based compensation to our employees. For awards settled in shares, we measure compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, or that may be settled in cash, we measure compensation expense based on the fair value at each reporting date net of estimated forfeitures. The expense is recognized over the requisite service period, which is generally the vesting period of the award.

Income Taxes

Provisions for U.S. federal, state and local, and non-U.S. income taxes are calculated on reported Earnings/(loss) before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

The accounting for uncertainty in income taxes requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured for financial statement purposes and the tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. Tax-related interest and penalties are classified as a component of Income tax (expense)/benefit.

We also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not that all or a portion of such assets will not be realized. Changes in our estimates and judgments regarding realization of deferred tax assets may result in an increase or decrease to our tax expense and/or other comprehensive income, which would be recorded in the period in which the change occurs.

Postretirement Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan. We also provide postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and, for some pension plans, benefits are also based on the employee's annual earnings. The net periodic cost of our pension and other postretirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return and medical trend (rate of growth for medical costs). Actuarial gains and losses, which occur when actual experience differs from actuarial assumptions, are reflected in Shareholders' equity (net of taxes). If actuarial gains and losses exceed 10 percent of the greater of plan assets or plan liabilities, we amortize them over the average expected future lifetime of participants. The funded status of our pension and postretirement plans is reflected on the Consolidated Statements of Financial Position.

Postemployment Plans

We record a liability for postemployment benefits, such as severance or job training, when payment is probable and the amount is reasonably estimable.

Environmental Remediation

We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess, based on in-depth studies, expert analyses and legal reviews, our contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties and/or insurance carriers. Our policy is to accrue and charge to current expense identified exposures related to environmental remediation sites when it is probable that a liability has been incurred and the amount can be reasonably estimated. The amount of the liability is based on our best estimate or the low end of a range of reasonably possible exposure for investigation, cleanup and monitoring costs to be incurred. Estimated remediation costs are not discounted to present value as the timing of payments cannot be reasonably estimated. We may be able to recover a portion of the remediation costs from insurers or other third parties. Such recoveries are recorded when realization of the claim for recovery is deemed probable.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits and other money market instruments, which have original maturities of three months or less. We aggregate our cash balances by bank where conditions for right of set-off are met, and reclassify any negative balances, consisting mainly of uncleared checks, to Accounts payable. Negative balances reclassified to Accounts payable were $127 and $110 at December 31, 2025 and 2024.

Inventories

Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling and other non-recurring costs, and applicable overhead, which includes fringe benefits, production related indirect and plant management salaries and plant services, not in excess of estimated net realizable value. To the extent a material amount of such costs are related to an abnormal event or are fixed costs not appropriately attributable to our programs or contracts, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to programs and contracts with long-term production cycles, a portion of which is not expected to be realized within one year. Included in inventory for federal government contracts is an allocation of allowable costs related to manufacturing process reengineering.

Commercial aircraft programs inventory includes deferred production costs and supplier advances. Deferred production costs represent actual costs incurred for production of early units that exceed the estimated average cost of all units in the program accounting quantity. Higher production costs are experienced at the beginning of a new or derivative aircraft program. Units produced early in a program require substantially more effort (labor and other resources) than units produced later in a program because of volume efficiencies and the effects of learning. We expect that these deferred costs will be fully recovered when all units included in the accounting quantity are delivered as the expected unit cost for later deliveries is below the estimated average cost of all units in the program. Supplier advances represent payments for parts we have contracted to receive from suppliers in the future. As parts are received, supplier advances are amortized to work in process.

The determination of net realizable value of long-term contract costs is based upon quarterly reviews that estimate costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded. The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that estimate revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a program loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.

Used aircraft purchased by our BCA segment and general stock materials are stated at cost not in excess of net realizable value. Spare parts inventory is stated at lower of average unit cost or net realizable value. We review our commercial spare parts and general stock materials quarterly to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are charged to Cost of products in the period the impairment occurs.

Included in inventory for commercial aircraft programs are amounts paid or credited in cash, or other consideration to certain airline customers, that are referred to as early issue sales consideration. Early issue sales consideration is recognized as a reduction to revenue when the delivery of the aircraft under contract occurs. If an airline customer does not perform and take delivery of the contracted aircraft, we believe that we would have the ability to recover amounts paid. However, to the extent early issue sales consideration exceeds advances and is not considered to be otherwise recoverable, it would be written off against revenue of the current period.

Precontract Costs

We may, from time to time, incur costs in excess of the amounts required for existing contracts. If we determine the costs are probable of recovery from future orders, then we capitalize the precontract costs we incur, excluding start-up costs which are expensed as incurred. Capitalized precontract costs are included in Inventories in the accompanying Consolidated Statements of Financial Position. Should future orders not materialize or we determine the costs are no longer probable of recovery, the capitalized costs would be written off.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from four to 20 years. The principal method of depreciation for buildings and land improvements is 150% declining balance and for machinery and equipment is sum-of-the-years' digits. Capitalized internal use software is included in Other assets, net and amortized using the straight line method over five years. Capitalized costs of software purchased as a service are included in Other assets, net and amortized using the straight line method over the term of the hosting arrangement, which is typically no greater than 10 years. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Leases

We determine if an arrangement is, or contains, a lease under which we are the lessee at the inception date. Operating lease assets are included in Other assets, net, with the related liabilities included in Accrued liabilities and Other long-term liabilities. Assets under finance leases, which primarily represent computer equipment, are included in Property, plant and equipment, net, with the related liabilities included in Short-term debt and current portion of long-term debt and Long-term debt on the Consolidated Statements of Financial Position.

Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities and maintenance costs are expensed as incurred and not included in determining the present value. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We have real property lease agreements with lease and non-lease components which are accounted for as a single lease component.

Asset Retirement Obligations

We record all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts are not material.

We also have known conditional asset retirement obligations, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the Consolidated Financial Statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. In addition, there may be conditional asset retirement obligations that we have not yet discovered (e.g. asbestos may exist in certain buildings but we have not become aware of it through the normal course of business), and therefore, these obligations also have not been included in the Consolidated Financial Statements.

Goodwill and Other Acquired Intangibles

Goodwill and other acquired intangible assets with indefinite lives are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is April 1.

We test goodwill for impairment by performing a qualitative assessment or using a quantitative test. If we choose to perform a qualitative assessment and determine it is more likely than not that the carrying value of the net assets is more than the fair value of the related operations, the quantitative test is then performed; otherwise, no further testing is required. For operations where the quantitative test is used, we compare the carrying value of net assets to the estimated fair value of the related operations. If the fair value is determined to be less than carrying value, the shortfall up to the carrying value of the goodwill represents the amount of goodwill impairment.

We performed our annual goodwill impairment test as of April 1, 2025, using a qualitative assessment. We determined the fair value of each of our reporting units substantially exceeded their respective carrying values. Our Military Aircraft reporting unit within our BDS segment had goodwill of $1,295 and a negative carrying value at December 31, 2025.

Indefinite-lived intangibles consist of in-process research and development (IPR&D) acquired in a business combination. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. IPR&D is reclassified to finite-lived acquired intangible assets when a project is completed and then amortized on a straight-line basis over the asset's estimated useful life. We test IPR&D for impairment by comparing the carrying value to current projections of related discounted cash flows. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: developed technology, from three to 10 years; product know-how, from nine to 13 years; customer base, from seven to 17 years; distribution rights, from eight to 24 years; and other, from three to 32 years. We evaluate the potential impairment of finite-lived acquired intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Investments

Time deposits are held-to-maturity investments that are carried at cost.

Available-for-sale debt investments include commercial paper, corporate notes and U.S. government agency securities. Available-for-sale debt investments are recorded at fair value, and unrealized gains and losses are recorded, net of tax, as a component of accumulated other comprehensive income. Realized gains and losses on available-for-sale debt investments are recognized based on the specific identification method. Available-for-sale debt investments are assessed for impairment quarterly.

The equity method of accounting is used to account for investments for which we have the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if we have an ownership interest in the voting stock of an investee of between 20% and 50%. The cumulative earnings approach is used for cash flow classification of distributions received from equity method investments.

Other Equity investments are recorded at fair value, with gains and losses recorded through net earnings. Equity investments without readily determinable fair value are measured at cost, less impairments, plus or minus observable price changes. Equity investments without readily determinable fair value are assessed for impairment quarterly.

We classify investment income and loss on our Consolidated Statements of Operations based on whether the investment is operating or non-operating in nature. Operating investments align strategically and are integrated with our operations. Earnings from operating investments, including our share of income or loss from equity method investments, dividend income from other equity investments, and any impairments or gain/loss on the disposition of these investments, are recorded in Income from operating investments, net. Non-operating investments are those we hold for non-strategic purposes. Earnings from non-operating investments, including interest and dividends on marketable securities, and any impairments or gain/loss on the disposition of these investments are recorded in Other income, net.

Derivatives

All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. We principally use derivative instruments to manage a variety of market risks. For our cash flow hedges, the derivative's gain or loss is initially reported in comprehensive income and is subsequently reclassified into earnings in the same period(s) during which the hedged forecasted transaction affects earnings.

We hold certain other derivative instruments for economic purposes. These derivative instruments are derivatives for accounting purposes but are not designated as hedges for accounting purposes. For derivative instruments not designated for hedge accounting treatment, the changes in their fair value are recorded in earnings immediately.

Allowances for Losses on Certain Financial Assets

We establish allowances for credit losses on accounts receivable, unbilled receivables, financing receivables and certain other financial assets. The adequacy of these allowances is assessed quarterly through consideration of factors such as customer credit ratings, bankruptcy filings, published or estimated credit default rates, age of the receivable, expected loss rates and collateral exposures. Collateral exposure is the excess of the carrying value of a financial asset over the fair value of the related collateral. We determine the creditworthiness of our customers by assigning internal credit ratings based upon publicly available information and information obtained directly from the customers. Our rating categories are comparable to those used by major credit rating agencies.

Financing receivables are collateralized by security in the related asset. We use a median calculated from published collateral values from multiple third-party aircraft value publications based on the type and age of the aircraft to determine the fair value of aircraft collateral. Under certain circumstances, we apply judgment based on the attributes of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by outside publications.

We have entered into agreements with certain customers and suppliers to whom we have provided financing that would entitle us to look beyond the specific collateral underlying the receivable for purposes of determining the collateral exposure. Should the proceeds from the sale of the underlying collateral asset resulting from a default condition be insufficient to cover the carrying value of our receivable (creating a shortfall condition), these agreements would, for example, permit us to take the actions necessary to sell or retain certain other assets in which the customer or supplier has an equity interest and use the proceeds to cover the shortfall.

Commercial Aircraft Trade-in Commitments

In conjunction with signing a definitive agreement for the sale of new commercial aircraft (Sale Aircraft), we have entered into trade-in commitments with certain customers that give them the right to trade in used aircraft at a specified price.

Exposure related to trade-in commitments may take the form of:

(1) adjustments to revenue for the difference between the contractual trade-in price in the definitive agreement and our best estimate of the fair value of the trade-in aircraft as of the date of such agreement, which would be recognized upon delivery of the Sale Aircraft, and/or

(2) charges to cost of products for adverse changes in the fair value of trade-in aircraft that occur subsequent to signing of a definitive agreement for Sale Aircraft but prior to the purchase of the used trade-in aircraft. Estimates based on current aircraft values would be included in Accrued liabilities.

The fair value of trade-in aircraft is determined using aircraft-specific data such as model, age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. This process uses our assessment of the market for each trade-in aircraft, which in most instances begins years before the return of the aircraft. There are several possible markets in which we continually pursue opportunities to place used aircraft. These markets include, but are not limited to, the resale market, which could potentially include the cost of long-term storage; the leasing market, with the potential for refurbishment costs to meet the leasing customer's requirements; or the scrap market. Trade-in aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market or using current published third-party aircraft valuations based on the type and age of the aircraft, adjusted for individual attributes and known conditions.

Warranties

In conjunction with certain product sales, we provide warranties that cover factors such as non-conformance to specifications and defects in material and design. The majority of our warranties are issued by our BCA segment. Generally, aircraft sales are accompanied by a three to four-year standard warranty for systems, accessories, equipment, parts, and software manufactured by us or manufactured to certain standards under our authorization. These warranties are included in the estimates to complete the related programs. On occasion we have made commitments beyond the standard warranty obligation to correct fleet-wide major issues of a particular model, resulting in additional accrued warranty expense. Warranties issued by our BDS segment principally relate to sales of military aircraft and weapons systems. These sales are generally accompanied by a six month to two-year warranty period and cover systems, accessories, equipment, parts and software manufactured by us to certain contractual specifications. Estimated costs related to standard warranties are recorded in the period in which the related product delivery occurs. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Estimated costs of these additional warranty issues are considered changes to the initial liability estimate.

We provide guarantees to certain commercial aircraft customers which include compensation provisions for failure to meet specified aircraft performance targets. We account for these performance guarantees as warranties. The estimated liability for these warranties is based on known and anticipated operational characteristics and forecasted customer operation of the aircraft relative to contractually specified performance targets, and anticipated settlements when contractual remedies are not specified. Estimated payments are recorded as a reduction of revenue at delivery of the related aircraft. We have agreements that require certain suppliers to compensate us for amounts paid to customers for failure of supplied equipment to meet specified performance targets. Claims against suppliers under these agreements are included in Inventories and recorded as a reduction in Cost of products at delivery of the related aircraft. These performance warranties and claims against suppliers are included in estimates to complete the related programs.

Supplier Penalties

We may incur penalties to suppliers under certain circumstances such as a contract termination. We record an accrual for supplier penalties when an event occurs that makes it probable we will incur a supplier penalty and the amount is reasonably estimable.

Guarantees

At the inception of a guarantee, we record a liability in Accrued liabilities for the fair value of the guarantee. For credit guarantees, the liability is equal to the present value of the expected loss. We determine the expected loss by multiplying the creditor's default rate by the guarantee amount reduced by the expected recovery, if applicable. We also recognize a liability for the expected contingent loss at inception and adjust it each quarter.

Note 2 – Spirit Acquisition

On December 8, 2025, we completed our acquisition of Spirit AeroSystems Holdings, Inc. (Spirit) pursuant to the Agreement and Plan of Merger dated June 30, 2024 (Merger Agreement). In connection with the closing of the transactions contemplated by the Merger Agreement (Spirit Acquisition), Boeing became the ultimate parent company of Spirit and its respective subsidiaries, including Spirit AeroSystems, Inc. (Spirit Sub). The Spirit Acquisition enables Boeing and Spirit to align our commercial production systems, including our Safety and Quality Management Systems, and our workforces to the same priorities, incentives and outcomes.

Total consideration for the Spirit Acquisition was $8,371 comprised of the following:

Boeing common stock exchanged for Spirit common stock [1]	$4,704
Settlement of loans, advances and other payments to Spirit	2,571
Debt repaid on Spirit's behalf	948
Premium on assumed Spirit Exchangeable Notes	109
Exchange of Spirit share-based awards [1]	39
Fair value of total consideration	$8,371

[1] Fair value of consideration reflects the price per share of Boeing common stock on the acquisition date.

In accordance with the Merger Agreement, 117.5 million shares of Spirit common stock were exchanged for 22.98 million shares of Boeing common stock at an exchange ratio of 0.1955. The exchange ratio was calculated as $37.25 divided by the $190.493 volume weighted average price per share of Boeing common stock on the New York Stock Exchange for the 15-trading-day period ended on December 4, 2025.

Since 2023, Boeing has provided funding in the form of loans and advance payments to Spirit to support its liquidity, rate readiness, and 787 tooling and capital expenditures. Pursuant to the terms of the Merger Agreement, Boeing also provided funding to Spirit for the portion of the payment to Airbus SE (Airbus) that Spirit was unable to satisfy with cash on hand as of the closing of the transactions contemplated by the Stock and Asset Purchase Agreement, dated April 27, 2025, between Spirit and Airbus, which closing occurred concurrently with the Spirit Acquisition. Such amounts totaling $2,571 were deemed to be consideration.

We expensed $53 of acquisition related costs in the Consolidated Statements of Operations as General and administrative expense during the year ended December 31, 2025. The results of Spirit's operations between the acquisition date and December 31, 2025, were not material. We have determined disclosure of 2025 and 2024 proforma revenue and earnings of Boeing combined with the acquired Spirit business is impracticable. Historical financial results of the acquired portion of the Spirit business are not readily available. To prepare proforma revenue and earnings would require revising historical estimates used in our long-term contract and program accounting as if the Spirit Acquisition had occurred at January 1, 2024 which is impracticable.

The preliminary allocation of the purchase price was as follows:

Cash and cash equivalents	$281
Accounts receivable	339
Unbilled receivables	126
Inventories	1,438
Property, plant and equipment	2,419
Goodwill	9,997
Acquired intangible assets	109
Other assets	116
Accounts payable	(953)
Accrued liabilities	(1,784)
Advances and progress billings	(97)
Short-term debt and current portion of long-term debt	(329)
Other long-term liabilities	(178)
Long-term debt	(3,279)
Other	166
Total net assets acquired	$8,371

The amounts recorded for acquired assets and assumed liabilities are preliminary and are based on the information available as of the reporting date. The primary areas that remain preliminary relate to the fair values of inventories, property, plant and equipment, goodwill, intangible assets, and off-market contracts. The Company will continue to adjust the provisional estimates as additional information becomes available and final valuation and analyses are completed. Provisional goodwill of $9,997 associated with the Spirit Acquisition was provisionally assigned to our BCA segment as we expect the majority of synergies from the Spirit Acquisition to relate to the commercial airplane segment. The acquired intangible assets primarily relate to customer relationships and have a weighted-average useful life of five years. Accrued liabilities includes $1,065 for the fair value of off-market customer contracts measured as the present value of the amount by which the terms of the contract deviated from the terms that a market participant could have achieved. Future estimated revenues from the amortization of off-market contract liabilities is as follows:

	2026	2027	2028	2029	2030
Estimated revenue	$113	$133	$129	$102	$97

We expect to finalize the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. Approximately $30 of the acquired goodwill and intangible assets is deductible for tax purposes.

Note 3 – Digital Aviation Solutions Divestiture

On October 31, 2025, we closed on the sale of portions of our BGS segment's Digital Aviation Solutions business (Digital Aviation Solutions Divestiture) to Thoma Bravo for proceeds of $10,550. The sale included Jeppesen, ForeFlight, AerData and OzRunways assets and liabilities and resulted in a gain of $9,566 recorded in Gain on dispositions, net in the Consolidated Statements of Operations.

Note 4 – Goodwill and Acquired Intangibles

Changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 were as follows:

	Commercial Airplanes	Defense, Space & Security	Global Services	Other	Total
Balance at December 31, 2023	$1,319	$3,235	$3,454	$85	$8,093
Acquisitions	9			9	18
Dispositions		(17)			(17)
Goodwill adjustments			(10)		(10)
Balance at December 31, 2024	**$1,328**	**$3,218**	**$3,444**	**$94**	**$8,084**
Spirit Acquisition	**9,997**				**9,997**
Digital Aviation Solutions Divestiture			**(810)**		**(810)**
Other dispositions			**(6)**		**(6)**
Goodwill adjustments			**10**		**10**
Balance at December 31, 2025	**$11,325**	**$3,218**	**$2,638**	**$94**	**$17,275**

As of December 31, 2025 and 2024, we had indefinite-lived intangible assets with carrying amounts of $0 and $197 relating to trade names. As of December 31, 2025 and 2024, we had an indefinite-lived intangible asset with a carrying amount of $202 related to in process research and development for a next-generation air vehicle.

The gross carrying amounts and accumulated amortization of our acquired finite-lived intangible assets were as follows at December 31:

	2025		2024	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Distribution rights	**$2,509**	**$1,670**	$2,501	$1,554
Product know-how	**222**	**213**	546	475
Customer base	**1,217**	**748**	1,315	851
Developed technology	**533**	**509**	573	528
Other	**219**	**195**	278	247
Total	**$4,700**	**$3,335**	$5,213	$3,655

Amortization expense for acquired finite-lived intangible assets for the years ended December 31, 2025 and 2024 was $204 and $223. Estimated amortization expense for the five succeeding years is as follows:

	2026	2027	2028	2029	2030
Estimated amortization expense	$197	$182	$155	$150	$144

Note 5 – Earnings Per Share

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for common shares and participating securities. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings.

Basic earnings per share is calculated by taking net earnings attributable to Boeing shareholders, less Mandatory convertible preferred stock dividends accumulated during the period and earnings available to participating securities, divided by the basic weighted average common shares outstanding.

Diluted earnings per share is calculated by taking net earnings attributable to Boeing shareholders, less Mandatory convertible preferred stock dividends accumulated during the period and earnings available to participating securities, divided by the diluted weighted average common shares outstanding. Diluted weighted average common shares outstanding is calculated using the treasury stock method for share-based compensation awards and the if-converted method for Mandatory convertible preferred stock and Exchangeable Notes. Under the if-converted method, if the potential conversion of our Mandatory convertible preferred stock and/or Exchangeable Notes is dilutive, net earnings attributable to Boeing shareholders is adjusted to add back the Mandatory convertible preferred stock dividends accumulated during the period and/or the periodic interest expense on the Exchangeable Notes, net of tax.

The elements used in the computation of Basic and Diluted earnings/(loss) per share were as follows:

(In millions - except per share amounts)

Years ended December 31,	2025	2024	2023
Basic			
Net earnings/(loss) attributable to Boeing shareholders	$2,235	($11,817)	($2,222)
Less: Mandatory convertible preferred stock dividends accumulated during the period	345	58	
Less: earnings available to participating securities	1		
Net earnings/(loss) available to common shareholders	$1,889	($11,875)	($2,222)
Diluted			
Basic Net earnings/(loss) available to common shareholders	$1,889	($11,875)	($2,222)
Add: Mandatory convertible preferred stock dividends accumulated during the period			
Add: interest expense on Exchangeable Notes, net of tax			
Net earnings/(loss) available to common shareholders	$1,889	($11,875)	($2,222)
Basic			
Basic weighted average shares outstanding	760.0	647.2	606.1
Less: participating securities[1]	0.2	0.3	0.3
Basic weighted average common shares outstanding	759.8	646.9	605.8
Diluted			
Basic weighted average shares outstanding	760.0	647.2	606.1
Dilutive potential common shares[2]	2.5		
Diluted weighted average shares outstanding	762.5	647.2	606.1
Less: participating securities[1]	0.2	0.3	0.3
Diluted weighted average common shares outstanding	762.3	646.9	605.8
Net earnings/(loss) per share:			
Basic	$2.49	($18.36)	($3.67)
Diluted	2.48	(18.36)	(3.67)

[1] Participating securities include certain instruments in our deferred compensation plan.

[2] Diluted earnings per share includes any dilutive impact of stock options, restricted stock units, performance restricted stock units, Mandatory convertible preferred stock and Exchangeable Notes.

The following table represents potential common shares that were not included in the computation of Diluted earnings/(loss) per share. Potential common shares from performance restricted stock units, restricted stock units and stock options were not included because their effect was antidilutive based on their strike price or the performance condition was not met. Potential common shares from Mandatory convertible preferred stock and Exchangeable Notes were not included because their effect was antidilutive based on the application of the if-converted method.

(Shares in millions)

Years ended December 31,	2025	2024	2023
Performance restricted stock units	0.5	0.7	
Restricted stock units	0.1	0.5	
Stock options	0.8	0.8	0.8
Mandatory convertible preferred stock	33.8		
Exchangeable Notes	0.1		

In addition, potential common shares of 11.6 million and 5.7 million for the years ended December 31, 2024 and 2023, were excluded from the computation of Diluted earnings/(loss) per share, because the effect would have been antidilutive as a result of incurring a net loss in those periods.

Note 6 – Income Taxes

The components of Earnings/(loss) before income taxes were:

Years ended December 31,	2025	2024	2023
U.S.	($3,492)	($12,813)	($2,512)
Non-U.S.	6,127	603	507
Total	$2,635	($12,210)	($2,005)

Income tax (benefit)/expense consisted of the following:

Years ended December 31,	2025	2024	2023
Current tax expense/(benefit)			
U.S. federal	$2	($277)	$9
Non-U.S.	287	184	179
U.S. state	9	14	19
Total current	298	(79)	207
Deferred tax expense/(benefit)			
U.S. federal	40	(71)	6
Non-U.S.	(25)	3	5
U.S. state	84	(234)	19
Total deferred	99	(302)	30
Total income tax expense/(benefit)	$397	($381)	$237

Net income tax payments in 2025 were as follows:

Year ended December 31,	2025
U.S. federal	$37
U.S. state	(5)
Non-U.S.	
Germany	83
Other	160
Total Non-U.S.	243
Total net income tax payments	$275

Net income tax payments were $187 and $204 in 2024 and 2023.

The following is a reconciliation of the U.S. federal statutory tax to actual income tax expense:

Year ended December 31,	2025	
	Amount	Rate
U.S. federal statutory tax	$553	21.0 %
State and local income tax, net of federal income tax effect [1]	73	2.8
Foreign tax effects		
Germany - Digital Aviation Solutions Divestiture [2]	(751)	(28.5)
Sweden - Digital Aviation Solutions Divestiture [2]	(393)	(14.9)
Other foreign	121	4.6
Effect of cross-border tax laws - Global Intangible Low-Taxed Income - Digital Aviation Solutions Divestiture [3]	1,242	47.1
Tax Credits - Research and development credits	(559)	(21.2)
Changes in valuation allowances [4]	(50)	(1.9)
Nontaxable or nondeductible items		
Non-prosecution agreement liability	93	3.5
Digital Aviation Solutions Divestiture	(61)	(2.3)
Changes in prior year worldwide unrecognized tax benefits	69	2.6
Other provision adjustments	60	2.3
Income tax expense	$397	15.1 %

[1] During the year ended December 31, 2025, the tax effect in this category was primarily driven by state taxes in California (greater than 50 percent).

[2] We recorded a tax expense of $59 in the foreign jurisdictions related to the Digital Aviation Solutions Divestiture. The German Digital Aviation Solutions Divestiture rate benefit was due to the statutory rate difference of ($203) (7.7)% and a participation exemption of ($548) (20.8)%. The Swedish rate benefit was entirely due to a participation exemption.

[3] Related to the Digital Aviation Solutions Divestiture, in the U.S., we recorded a Global Intangible Low-Taxed Income inclusion, which is offset by a decrease in the federal valuation allowance, resulting in no federal tax expense.

[4] The worldwide valuation allowance recorded in tax expense was $120 with $50 federal tax benefit shown on this line, $161 state tax expense included in State and Local Tax line item, and $9 foreign tax expense included in Foreign Tax Effects.

Years ended December 31,	2024		2023	
	Amount	Rate	Amount	Rate
U.S. federal statutory tax	($2,564)	21.0 %	($421)	21.0 %
Valuation allowance	3,145	(25.8)	1,150	(57.3)
Federal audit settlement[1]	(490)	4.0		
Research and development credits	(409)	3.3	(472)	23.6
State income tax provision, net of effects on U.S. federal tax	(223)	1.8	(75)	3.7
Tax on non-U.S. activities	113	(0.9)	35	(1.8)
Impact of subsidiary shares purchased from noncontrolling interests			(29)	1.5
Other provision adjustments	47	(0.3)	49	(2.5)
Income tax (benefit)/expense	($381)	3.1 %	$237	(11.8)%

[1] In the second quarter of 2024, we recorded a tax benefit of $490 related to the settlement of the 2018-2020 federal tax audit, which excludes an associated $155 valuation expense that is recorded in the Valuation allowance line.

Significant components of our deferred tax assets/(liabilities) at December 31 were as follows:

	2025	2024
Federal net operating loss, credit, interest and other carryovers[1]	$9,569	$4,719
Inventory and long-term contract methods of income recognition	(5,584)	(4,765)
State net operating loss, credit, interest and other carryovers[2]	2,035	1,353
Fixed assets, intangibles and goodwill	(1,847)	(1,526)
Accrued expenses and reserves	1,512	1,029
Other employee benefits	1,313	1,049
Pension benefits	880	1,045
International net operating loss, credit and capital loss carryovers	598	70
Other postretirement benefit obligations	562	587
Research Expenditures	278	3,936
Other	329	403
Gross deferred tax assets before valuation allowance	9,645	7,900
Valuation allowance	(9,754)	(7,837)
Net deferred tax (liabilities)/assets after valuation allowance	($109)	$63

[1] Of the deferred tax asset for federal net operating loss, credit, interest and other carryovers, $2,332 expires on or before December 31, 2045 and $7,237 may be carried over indefinitely.

[2] Of the deferred tax asset for state net operating loss, credit, interest and other carryovers, $1,035 expires on or before December 31, 2045 and $1,000 may be carried over indefinitely.

Net deferred tax (liabilities)/assets at December 31 were as follows:

	2025	2024
Deferred tax assets	$21,065	$17,991
Deferred tax liabilities	(11,420)	(10,091)
Valuation allowance	(9,754)	(7,837)
Net deferred tax (liabilities)/assets	($109)	$63

The Company's deferred income tax assets of $21,065 can be used in future years to offset taxable income and reduce income taxes payable. The Company's deferred income tax liabilities of $11,420 will partially offset deferred income tax assets and result in higher taxable income in future years and increase income taxes payable. Tax law determines whether future reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years. The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability. The deferred income tax assets and liabilities relate primarily to U.S. federal and state tax jurisdictions. From a U.S. federal tax perspective, the Company generated tax net operating losses in 2021, 2024 and 2025 and interest carryovers in 2021 through 2025 that can be carried forward indefinitely and federal research and development credits that can be carried forward 20 years.

Throughout 2024 and 2025, the Company was in a three-year cumulative pre-tax loss position. For purposes of assessing the recoverability of deferred tax assets, the Company determined that it could not include future projected earnings in the analysis due to recent history of losses.

As of December 31, 2025 and 2024, the Company has recorded valuation allowances of $9,754 and $7,837 primarily for certain domestic deferred tax assets, and certain domestic net operating losses, tax credit and interest carryforwards. To measure the valuation allowance, the Company estimated in what year each of its deferred tax assets and liabilities would reverse using systematic and logical methods to estimate the reversal patterns. The valuation allowance results from not having sufficient income from deferred tax liability reversals in the appropriate future periods to support the realization of deferred tax assets.

In 2025, the Company's valuation allowance increased by $1,917, primarily reflecting $1,833 recorded as part of acquisition accounting against acquired Spirit deferred tax assets, as well as tax credits and other carryforwards generated in 2025 that cannot be realized in 2025.

Until the Company generates sustained levels of profitability, additional valuation allowances may have to be recorded with corresponding adverse impacts on earnings and/or OCI.

Beginning in 2024, we determined that earnings from our non-U.S. subsidiaries are no longer considered to be indefinitely reinvested.

As of December 31, 2025 and 2024, the amounts accrued for the payment of income tax-related interest and penalties included in the Consolidated Statements of Financial Position were not significant. The amounts of interest included in the Consolidated Statements of Operations were not significant for 2025, 2024 and 2023.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2025	2024	2023
Unrecognized tax benefits – January 1	$688	$1,131	$915
Gross increases – tax positions in prior periods	84		38
Gross decreases – tax positions in prior periods	(4)	(453)	(3)
Gross increases – current period tax positions	253	216	181
Gross decreases – current period tax positions			
Settlements		(206)	
Unrecognized tax benefits – December 31	$1,021	$688	$1,131

As of December 31, 2025, 2024 and 2023, the total amount of unrecognized tax benefits include $975 $651 and $1,088, respectively, that would affect the effective tax rate, if recognized. As of December 31, 2025, these amounts were primarily associated with the amount of research tax credits claimed.

Federal income tax audits have been settled for all years prior to 2021. We expect the next cycle to cover the 2021-2023 tax years; however, the Internal Revenue Service has not confirmed a start date. We are also subject to examination in major state and international jurisdictions for the 2010-2024 tax years. We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.

The Organization for Economic Co-operation and Development (OECD) has issued Pillar Two model rules, introducing a new global minimum tax of 15%. While the United States has not adopted Pillar Two, other countries have enacted such legislation or are considering implementation. Given our limited operations in low-tax jurisdictions, Pillar Two has not materially increased our global tax costs. On January 5, 2026, the OECD released a comprehensive package for a "side-by-side arrangement" with respect to Pillar Two. Notably, once adopted, this new guidance will prevent other countries from imposing tax on the U.S. profits of American companies. We will continue to monitor U.S. and international legislative developments, including further announcements on the Side-by-Side package, to assess any potential impacts on our operations.

On July 4, 2025, the President signed into law the One Big Beautiful Bill Act (OBBBA). The OBBBA maintains the 21 percent corporate tax rate and makes permanent many of the beneficial expired and expiring tax provisions originally enacted in the Tax Cuts and Jobs Act of 2017, including the immediate expensing of domestic research and development expenditures, more favorable interest deductibility and 100 percent bonus depreciation with effective dates in 2025. Revisions to the international tax framework are effective in 2026. In the third quarter of 2025, we recorded impacts of the OBBBA, which were not material. In the fourth quarter of 2025, we elected to accelerate into 2025 the deduction of domestic research and development expenditures capitalized and unamortized as of December 31, 2024.

Note 7 – Accounts Receivable, net

Accounts receivable, net at December 31 consisted of the following:

	2025	2024
U.S. government contracts[1]	**$1,083**	$923
Commercial Airplanes	**129**	48
Global Services[2]	**1,436**	1,581
Defense, Space, & Security[2]	**125**	165
Other	**224**	6
Less allowances for expected credit losses	**(76)**	(92)
Total	**$2,921**	$2,631

[1] Includes Foreign Military Sales through the U.S. government (FMS)

[2] Excludes U.S. government contracts

Note 8 – Allowances for Losses on Financial Assets

The change in allowances for expected credit losses for the years ended December 31, 2025 and 2024 consisted of the following:

	Accounts receivable	Unbilled receivables	Other Current Assets	Financing receivables	Other Assets	Total
Balance at January 1, 2024	($89)	($19)	($50)	($51)	($122)	($331)
Changes in estimates	(45)	(19)	(8)	44	(85)	(113)
Write-offs	41		11		8	60
Recoveries	1					1
Balance at December 31, 2024	($92)	($38)	($47)	($7)	($199)	($383)
Balance at January 1, 2025	**($92)**	**($38)**	**($47)**	**($7)**	**($199)**	**($383)**
Changes in estimates	**(4)**	**(4)**	**(14)**	**7**	**(39)**	**(54)**
Write-offs	**18**		**18**		**110**	**146**
Recoveries	**2**				**17**	**19**
Balance at December 31, 2025	**($76)**	**($42)**	**($43)**	**$0**	**($111)**	**($272)**

Note 9 – Inventories

Inventories at December 31 consisted of the following:

	2025	2024
Commercial aircraft programs	**$70,785**	$75,192
Long-term contracts in progress	**720**	752
Capitalized precontract costs[1]	**1,411**	1,176
Commercial spare parts, used aircraft, general stock materials and other	**11,763**	10,430
Total	**$84,679**	$87,550

[1] Capitalized precontract costs at December 31, 2025 and 2024, includes amounts related to Commercial Crew, T-7A Red Hawk Production Options, and KC-46A Tanker. See Note 15.

Commercial Aircraft Programs

At December 31, 2025 and 2024, commercial aircraft programs inventory included the following amounts related to the 737 program: deferred production costs of $11,777 and $9,679 and unamortized tooling and other non-recurring costs of $750 and $909. At December 31, 2025, $12,490 of 737 deferred production costs, unamortized tooling and other non-recurring costs is expected to be recovered from units included in the program accounting quantity that have firm orders, and $37 are expected to be recovered from units included in the program accounting quantity that represent expected future orders.

At December 31, 2025 and 2024, commercial aircraft programs inventory included the following amounts related to the 777X program: $4,313 and $3,476 of work in process (including deferred production costs of $651 and $0) and $1,816 and $4,122 of unamortized tooling and other non-recurring costs. In April 2022, we decided to pause production of the 777X-9 during 2022 and 2023, which resulted in abnormal production costs of $513 during the year ended December 31, 2023. In the fourth quarter of 2023, the 777X program resumed production and, as a result, there were no abnormal production costs during the years ended December 31, 2025 and 2024. During the years ended December 31, 2025 and 2024, we determined that estimated costs to complete the 777X program plus the costs already included in 777X inventory exceed estimated revenues from the program. The resulting reach-forward loss of $4,899 in 2025 was recorded as a reduction of deferred production costs, unamortized tooling and other non-recurring costs. The reach-forward loss of $3,499 in 2024 was recorded as a reduction of deferred production costs and other non-recurring costs. The level of profitability on the 777X program will be subject to several factors. These factors include aircraft certification requirements and timing, flight test discoveries, design changes, change incorporation on completed aircraft, production disruption due to labor instability and supply chain disruption, customer considerations, delivery timing and negotiations, further production rate adjustments for the 777X or other commercial aircraft programs, and any change in the accounting quantity. One or more of these factors could result in additional reach-forward losses in future periods.

At December 31, 2025 and 2024, commercial aircraft programs inventory included the following amounts related to the 787 program: deferred production costs of $13,859 and $13,178, supplier advances of $932 and $1,379, and unamortized tooling and other non-recurring costs of $1,366 and $1,370. At December 31, 2025, $13,027 of 787 deferred production costs, unamortized tooling and other non-recurring costs are expected to be recovered from units included in the program accounting quantity that have firm orders, and $2,198 are expected to be recovered from units included in the program accounting quantity that represent expected future orders. We expensed abnormal production costs of $30, $256, and $1,014 during the years ended December 31, 2025, 2024 and 2023.

Commercial aircraft programs inventory included amounts credited in cash or other consideration (early issue sales consideration) to airline customers totaling $6,412 and $5,837 at December 31, 2025 and 2024.

Note 10 – Contracts with Customers

Unbilled receivables increased from $8,363 at December 31, 2024, to $9,158 at December 31, 2025, primarily driven by revenue recognized in excess of billings at BDS and BGS.

The following table summarizes our contract assets under long-term contracts that were unbillable or related to outstanding claims as of December 31:

	Unbilled		Claims	
	2025	2024	**2025**	2024
Current	**$6,556**	$6,348		$9
Expected to be collected after one year	**2,644**	2,053	**$89**	51
Less allowances for expected credit losses	**(42)**	(38)		
Total	**$9,158**	$8,363	**$89**	$60

Unbilled receivables related to commercial customer incentives expected to be collected after one year were $89 and $63 at December 31, 2025 and 2024. Unbilled receivables related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination or ultimate realization.

Advances and progress billings decreased from $60,333 at December 31, 2024, to $59,404 at December 31, 2025, primarily driven by revenue recognized at BDS and BCA.

Revenues recognized for the years ended December 31, 2025 and 2024, from amounts recorded as Advances and progress billings at the beginning of each year were $20,570 and $14,516.

Note 11 – Financing Receivables and Operating Lease Equipment

Financing receivables and operating lease equipment, net consisted of the following at December 31:

	2025	2024
Financing receivables:		
Investment in sales-type leases		$203
Notes		85
Total financing receivables		288
Less allowances for expected credit losses		7
Financing receivables, net		281
Operating lease equipment, at cost, less accumulated depreciation of $60 and $46	**$241**	240
Total	**$241**	$521

During the year ended December 31, 2025, our financing receivables were fully collected. Our financing arrangements at December 31, 2025, consist solely of operating leases that range in terms from one to four years, and may include options to extend or terminate. Certain operating leases include provisions to allow the lessee to purchase the underlying aircraft at a specified price.

At December 31, 2024, the components of investment in sales-type leases consisted of gross lease payments receivable of $229 and unearned income of $26. There were no unguaranteed residual assets at December 31, 2025 and 2024.

The majority of our financing receivables and operating lease equipment portfolio is concentrated in the following aircraft models at December 31:

	2025	2024
777 Aircraft (Accounted for as operating leases)	$170	$183
737 Aircraft (Primarily accounted for as operating leases)	45	47
747-8 Aircraft (Primarily accounted for as notes)		92
717 Aircraft (Accounted for as sales-type leases)		196

Impairment charges related to operating lease assets were $0, $5, and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

Lease income recorded in Sales of services on the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, included $6, $45, and $55 of interest income from sales-type leases and $47, $56, and $60 from operating lease payments, respectively.

Variable lease payments for sales-type leases and operating leases recognized in Sales of services for the years ended December 31, 2025, 2024 and 2023, were insignificant.

Profit at the commencement of sales-type leases recorded in Sales of services was $0, $9, and $32 for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, undiscounted cash flows for operating leases over the next five years and thereafter are as follows:

Year 1	$40
Year 2	34
Year 3	32
Year 4	13
Year 5	
Thereafter	
Total financing receipts	119
Less imputed interest	
Total	$119

Note 12 – Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2025	2024
Land	$443	$353
Buildings and land improvements	16,565	14,985
Machinery and equipment	18,335	16,660
Construction in progress	3,631	2,339
Gross property, plant and equipment	38,974	34,337
Less accumulated depreciation	(23,613)	(22,925)
Total	$15,361	$11,412

At December 31, 2025 and 2024, Property, plant and equipment included $519 and $370 of gross right-of-use assets and $196 and $154 of accumulated depreciation on finance leases.

Depreciation expense was $1,413, $1,349 and $1,328 for 2025, 2024 and 2023, respectively.

During 2025 and 2024, we acquired $64 and $76 of property, plant and equipment through non-cash investing and financing transactions. Accounts payable related to purchases of property, plant and equipment were $847 and $591 for the years ended December 31, 2025 and 2024.

Note 13 – Investments

Our investments, which are recorded in Short-term and other investments or Investments, consisted of the following at December 31:

	2025	2024
Time deposits [1]	$17,230	$11,960
Equity method investments [2]	997	948
Restricted cash & cash equivalents [1][3]	742	21
Available-for-sale debt investments [1]	524	517
Equity and other investments	34	34
Total	$19,527	$13,480

[1] Primarily included in Short-term and other investments on our Consolidated Statements of Financial Position.

[2] Dividends received were $14 and $55 during 2025 and 2024. Retained earnings at December 31, 2025 and 2024, included undistributed earnings from our equity method investments of $213 and $141.

[3] At December 31, 2025, Restricted cash & cash equivalents includes $689 placed in escrow pursuant to the May 2025 non-prosecution agreement with the U.S. Department of Justice. See Note 23 for additional discussion.

Contributions to investments and Proceeds from investments on our Consolidated Statements of Cash Flows primarily relate to time deposits and available-for-sale debt investments. Cash used for the purchase of time deposits during 2025, 2024 and 2023, was $51,295, $13,258 and $15,794, respectively. Cash proceeds from the maturities of time deposits during 2025, 2024 and 2023, were $46,025, $4,053 and $15,140, respectively.

Allowance for losses on available-for-sale debt investments is assessed quarterly. All instruments are considered investment grade, and we have not recognized an allowance for expected credit losses as of December 31, 2025. The fair value of available-for-sale debt investments approximates amortized cost.

Equity Method Investments

Our equity method investments consisted of the following at December 31:

	Segment	Ownership Percentages	Investment Balance	
			2025	2024
United Launch Alliance	BDS	50%	**$556**	$557
Other	BCA, BDS, BGS and Other		**441**	391
Total equity method investments			**$997**	$948

Note 14 – Leases

Our operating lease assets primarily represent manufacturing and research and development facilities, warehouses and offices. Total operating lease expense was $601, $530 and $457 for the years ended December 31, 2025, 2024 and 2023, of which $83, $75 and $76 was attributable to variable lease expenses, respectively.

For the years ended December 31, 2025, 2024 and 2023, cash payments against operating lease liabilities totaled $467, $408 and $323, and non-cash transactions totaled $414, $490 and $488 to recognize operating assets and liabilities for new leases and modifications.

Supplemental information related to leases included in the Consolidated Statements of Financial Position at December 31 is as follows:

	2025	2024
Operating leases:		
Operating lease right-of-use assets	**$2,123**	$1,984
Operating lease liabilities:		
Current portion of lease liabilities	**335**	324
Non-current portion of lease liabilities	**1,932**	1,770
Total operating lease liabilities	**$2,267**	$2,094
Weighted average remaining lease term *(years)*	**13**	12
Weighted average discount rate	**3.97%**	3.43%

Operating lease assets are included in Other assets, net, with the related liabilities included in Accrued liabilities and Other long-term liabilities.

Scheduled payments for operating lease liabilities are as follows:

	Operating leases
2026	$433
2027	571
2028	330
2029	250
2030	203
Thereafter	1,233
Total lease payments	3,020
Less imputed interest	(753)
Total	$2,267

As of December 31, 2025, we have entered into leases that have not yet commenced of $65 for offices. These leases will commence in 2026 with lease terms of 1 years to 20 years.

Note 15 – Liabilities, Commitments and Contingencies

Accrued Liabilities

Accrued liabilities at December 31 consisted of the following:

	2025	2024
Accrued compensation and employee benefit costs	$7,464	$6,110
Forward loss recognition	6,711	7,634
Product warranties	2,797	2,133
Other customer concessions and considerations	1,696	1,552
Off-market contracts	1,065	
Environmental	877	834
Accrued interest payable	877	796
Current portion of retiree healthcare and pension liabilities	442	452
737 MAX customer concessions and other considerations	383	641
Current portion of lease liabilities	335	324
Other	4,494	3,627
Total	$27,141	$24,103

737 MAX Customer Concessions and Other Considerations

During 2024, we recorded an earnings charge of $443, net of insurance recoveries, in connection with estimated considerations to customers for disruption related to the January 2024 737-9 door plug accident and grounding. This charge is reflected in the financial statements as a reduction to Sales of products.

The following table summarizes changes in the 737 MAX customer concessions and other considerations liability during 2025 and 2024.

	2025	2024
Beginning balance – January 1	$641	$1,327
Reductions for payments made	(192)	(929)
Reductions for concessions and other in-kind considerations	(66)	(267)
Changes in estimates		510
Ending balance – December 31	$383	$641

At December 31, 2025, $89 of the liability balance remains subject to negotiations with customers. The remaining contracted amount is primarily expected to be liquidated by lower customer delivery payments.

Environmental

The following table summarizes changes in environmental remediation liabilities during the years ended December 31, 2025 and 2024.

	2025	2024
Beginning balance – January 1	$834	$844
Reductions for payments made, net of recoveries	(95)	(120)
Changes in estimates	138	110
Ending balance – December 31	$877	$834

The liabilities recorded represent our best estimate or the low end of a range of reasonably possible costs expected to be incurred to remediate sites, including operation and maintenance over periods of up to 30 years. It is reasonably possible that we may incur costs that exceed these recorded amounts because of regulatory agency orders and directives, changes in laws and/or regulations, higher than expected costs and/or the discovery of new or additional contamination. As part of our estimating process, we develop a range of reasonably possible alternate scenarios that includes the high end of a range of reasonably possible cost estimates for all remediation sites for which we have sufficient information based on our experience and existing laws and regulations. There are some potential remediation obligations where the costs of remediation cannot be reasonably estimated. At December 31, 2025 and 2024, the high end of the estimated range of reasonably possible remediation costs exceeded our recorded liabilities by $1,171 and $1,002.

Product Warranties

The following table summarizes changes in product warranty liabilities recorded during the years ended December 31, 2025 and 2024.

	2025	2024
Beginning balance – January 1	$2,133	$2,448
Additions for current year deliveries	184	81
Reductions for payments made	(388)	(392)
Changes in estimates	737	(4)
Spirit Acquisition	131	
Ending balance – December 31	$2,797	$2,133

Commercial Aircraft Trade-In Commitments

In conjunction with signing definitive agreements for the sale of new aircraft, we have entered into trade-in commitments with certain customers that give them the right to trade in used aircraft at a specified price. The probability that trade-in commitments will be exercised is determined by using both quantitative information from valuation sources and qualitative information from other sources. The probability of exercise is assessed quarterly, or as events trigger a change, and takes into consideration the current economic and airline industry environments. Trade-in commitments, which can be terminated by mutual consent with the customer, may be exercised only during the period specified in the agreement and require advance notice by the customer.

Trade-in commitment agreements at December 31, 2025, have expiration dates from 2026 through 2033. At December 31, 2025 and 2024, total contractual trade-in commitments were $1,267 and $1,393. As of December 31, 2025 and 2024, we estimated that it was probable we would be obligated to perform on certain of these commitments with net amounts payable to customers totaling $67 and $275 and the fair value of the related trade-in aircraft was $61 and $270.

Financing Commitments

Financing commitments related to aircraft on order, including options and those proposed in sales campaigns, and refinancing of delivered aircraft, totaled $15,229 and $17,124 as of December 31, 2025 and 2024. The estimated earliest potential funding dates for these commitments as of December 31, 2025 are as follows:

	Total
2026	$2,362
2027	4,228
2028	3,715
2029	2,392
2030	1,257
Thereafter	1,275
Total	$15,229

As of December 31, 2025, $11,904 of these financing commitments relate to customers we believe have less than investment-grade credit. We have concluded that no reserve for future potential losses is required for these financing commitments based upon the terms, such as collateralization and interest rates, under which funding would be provided.

Other Financial Commitments

We have financial commitments to make additional capital contributions totaling $283 related to certain joint ventures over the next 12 years.

Standby Letters of Credit and Surety Bonds

We have entered into standby letters of credit and surety bonds with financial institutions primarily relating to the guarantee of our future performance on certain contracts and security agreements. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately $3,295 and $2,991 as of December 31, 2025 and 2024.

Company Owned Life Insurance

McDonnell Douglas Corporation insured its executives with Company Owned Life Insurance (COLI), which are life insurance policies with a cash surrender value. Although we do not use COLI currently, these obligations from the merger with McDonnell Douglas are still a commitment at this time. We have loans in place to cover costs paid or incurred to carry the underlying life insurance policies. As of December 31, 2025 and 2024, the cash surrender value was $331 and $342 and the total loans were $303 and $314. As we have the right to offset the loans against the cash surrender value of the policies, we present the net asset in Other assets on the Consolidated Statements of Financial Position as of December 31, 2025 and 2024.

Supply Chain Financing Programs

The Company has supply chain financing programs in place under which participating suppliers may elect to obtain payment from an intermediary. The Company confirms the validity of invoices from participating suppliers and agrees to pay the intermediary an amount based on invoice totals. The majority of amounts payable under these programs are due within 30 to 90 days. The following table summarizes changes in Accounts payable to suppliers participating in supply chain financing programs:

	2025	2024
Beginning balance – January 1	$2,703	$2,871
Additions	10,948	12,476
Reductions for payments made	(11,657)	(12,644)
Ending balance – December 31	$1,994	$2,703

We do not believe that future changes in the availability of supply chain financing would have a significant impact on our liquidity.

Government Assistance

Certain states and localities in which we operate offer or have offered various business incentives related to investment and/or job creation. Between 2010 and 2016, we received cash grants totaling $346 related to our investment in operations in South Carolina. The grants were recorded in Accrued liabilities and are being amortized, primarily to inventory, over the useful life of the Property, plant and equipment extending through 2052. During 2025 and 2024, we amortized $8 and $9 to Inventories, and recorded a benefit of $10 and $7 in cost of sales. At December 31, 2025 and 2024, Inventories included a benefit of $62 and $64 and Accrued liabilities included a balance of $80 and $87.

We are eligible to claim tax refunds from the State of Missouri and City of Irving, Texas, primarily related to job creation and retention through 2031. During 2025, 2024 and 2023, we received $32, $26, and $22 in cash and recorded a benefit primarily in cost of sales of $27, $30, and $28, respectively. At December 31, 2025 and 2024, Other current assets includes receivables of $26 and $30. As of December 31, 2025, $59 of refunds, plus interest, is subject to clawback if we fail to meet certain conditions, including employment levels.

We are eligible to claim cash grants through 2032 related to operations in Queensland, Australia. During 2023, we received cash of $5, which was recorded as a benefit in cost of sales. During 2024, we received cash of $40 to apply against future eligible expenses, which was recorded in Other long-term liabilities and is subject to clawback if we fail to meet certain conditions, including employment levels. At December 31, 2025, our remaining liability is $23.

Industrial Revenue Bonds (IRB) issued by St. Louis County, the city of St. Charles, Missouri, and the city of Wichita, Kansas, were used to finance the purchase and/or construction of real and personal property at our St. Louis, St. Charles and Wichita sites. Tax benefits associated with IRBs primarily include sales tax exemptions and five to 22-year property tax abatements. We record these properties on our Consolidated Statements of Financial Position. We have also purchased the IRBs, and therefore, are the bondholders as well as the borrower/lessee of the properties purchased with the IRB proceeds. The liabilities and IRB assets are equal and are reported net in the Consolidated Statements of Financial Position. As of December 31, 2025 and 2024, the assets and liabilities associated with the IRBs were $1,054 and $355.

Recoverable Costs on Government Contracts

Our final incurred costs for each year are subject to audit and review for allowability by the U.S. government, which can result in payment demands related to costs they believe should be disallowed. We work with the U.S. government to assess the merits of claims and where appropriate reserve for amounts disputed. If we are unable to satisfactorily resolve disputed costs, we could be required to record an earnings charge and/or provide refunds to the U.S. government.

Fixed-Price Contracts

Long-term contracts that are contracted on a fixed-price basis or have fixed-price options could result in losses in future periods. Certain of the fixed-price contracts are for the development of new products, services and related technologies. Estimating the cost and time for us and our suppliers to complete these contracts is inherently uncertain due to operational and technical complexities. This uncertainty requires us to make significant judgments and assumptions about future operational and technical performance, and the outcome of customer and/or supplier contractual negotiations. The risk that actual performance, technical or contractual outcomes could be different than those previously assumed creates financial risk that could trigger additional material earnings charges, termination provisions, order cancellations, or other financially significant exposure.

VC-25B Presidential Aircraft

The Company's firm fixed-price contract for the Engineering and Manufacturing Development (EMD) effort on the U.S. Air Force's (USAF) VC-25B Presidential Aircraft, commonly known as Air Force One, is a $4 billion program to develop and modify two 747-8 commercial aircraft. During 2025 and 2024, we increased the reach-forward loss on the contract by $60 and $379. The increased reach-forward loss in 2024 was primarily driven by higher than anticipated costs due to engineering design changes related to wiring and other structural requirements. The increased reach-forward loss in 2025 was due to increases in supplier costs. We expect finalization of the contract terms to reset the schedule and adjust the requirements in early 2026. Risk remains that we may record additional losses in future periods.

KC-46A Tanker

In 2011, we were awarded a contract from the USAF to design, develop, manufacture, and deliver four next-generation aerial refueling tankers as well as priced options for 13 annual production lots totaling 179 aircraft. Since 2016, the USAF has authorized 12 low rate initial production (LRIP) lots for a total of 169 aircraft. The EMD contract and authorized LRIP lots total approximately $32 billion as of December 31, 2025. The KC-46A Tanker is a derivative of the 767 commercial airplane program with the majority of the manufacturing costs being incurred in the 767 factory and the remaining costs being incurred in the military finishing and delivery centers. During 2025 and 2024, we increased the reach-forward loss on the KC-46A Tanker program by $714 and $2,002. The additional reach-forward loss during 2025 was primarily driven by higher estimated manufacturing and engineering costs for production support. As of December 31, 2025, we had approximately $64 of capitalized precontract costs and $72 of potential termination liabilities to suppliers related to future production lots. Risk remains that we may record additional losses in future periods.

MQ-25

In the third quarter of 2018, we were awarded the MQ-25 EMD contract by the U.S. Navy. The contract is a fixed-price contract that now includes development and delivery of seven aircraft and test articles at a contract price of $890. In connection with winning the competition, we recognized a reach-forward loss of $291 in the third quarter of 2018. In the first quarter of 2024, we were awarded a cost-type contract modification totaling $657 for two additional test aircraft plus other scope increases. During 2024, we increased the reach-forward loss by $339 reflecting higher than anticipated production costs and higher costs associated with ongoing design and software development challenges. We recorded an immaterial reach-forward loss in 2025. During the first half of 2025, we initiated final assembly operations at our new facility at Mid-America St. Louis Airport in Mascoutah, Illinois, and began ground-based flight testing. Flight test and assembly of the remaining EMD units will continue in 2026. Risk remains that we may record additional losses in future periods.

T-7A Red Hawk EMD Contract & Production Options

In 2018, we were awarded the T-7A Red Hawk program. The EMD portion of the contract was a $860 fixed-price contract and included five aircraft and seven simulators. The five EMD aircraft have been delivered as of December 31, 2024, and the flight testing is ongoing. In January 2025, the USAF announced an updated acquisition approach for the T-7A Red Hawk that allows the Company to provide a production-ready configuration to the customer prior to low-rate initial production, which better supports the operational needs of the customer and reduces future production risk. In June 2025, the customer ordered four production representative test vehicles. The production portion of the contract now includes production lots for 342 T-7A Red Hawk aircraft and related services that we believe are probable of being exercised. During 2024, we increased the reach-forward loss on the T-7A Red Hawk program by $1,770 primarily reflecting higher estimated supplier costs related to future production lots. We recorded an immaterial reach-forward loss in 2025. At December 31, 2025, we had approximately $377 of capitalized precontract costs and $869 of potential termination liabilities to suppliers related to certain long-lead items for future production lots. Risk remains that we may record additional losses in future periods.

Commercial Crew

The National Aeronautics and Space Administration has contracted us to design and build the CST-100 Starliner spacecraft to transport crews to the International Space Station (ISS) and in the second quarter of 2022, we successfully completed the uncrewed Orbital Flight Test. The Crewed Flight Test launched on June 5, 2024, and docked with the ISS. Its return to Earth was delayed to allow time to perform further testing of propulsion system anomalies and returned to Earth uncrewed in September 2024. During 2024, we increased the reach-forward loss by $523 primarily to reflect schedule delays and higher testing and certification costs as well as higher costs for post certification missions. We recorded an immaterial reach-forward loss in 2025. We and the customer are planning to launch an uncrewed mission during the first half of 2026 and a crewed mission later in 2026. We are continuing to work toward crew certification and resolve the propulsion system anomalies. At December 31, 2025, we had approximately $544 of capitalized precontract costs and $4 of potential termination liabilities to suppliers related to unauthorized future missions. Risk remains that we may record additional losses in future periods.

Severance

During the fourth quarter of 2024, we announced plans to reduce our overall workforce. As a result, in 2024, we recorded $295 of severance benefits payable to employees expected to leave the Company through involuntary terminations by the first half of 2025. The severance packages were consistent with our ongoing compensation and benefits plans. The remaining liability at December 31, 2025 and 2024, was $0 and $287.

Note 16 – Arrangements with Off-Balance Sheet Risk

We enter into arrangements with off-balance sheet risk in the normal course of business, primarily in the form of guarantees.

The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect amounts that we expect to pay. The carrying amount of liabilities represents the amount included in Accrued liabilities.

December 31,	Maximum Potential Payments		Estimated Proceeds from Collateral/ Recourse		Carrying Amount of Liabilities	
	2025	2024	**2025**	2024	**2025**	2024
Contingent repurchase commitments	**$186**	$295	**$186**	$295		
Credit guarantees	**15**	15			**$14**	$14

Contingent Repurchase Commitments In conjunction with signing a definitive agreement for the sale of commercial aircraft, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the sold aircraft at a specified price, generally 10 to 15 years after delivery. Our repurchase of the aircraft is contingent upon entering into a mutually acceptable agreement for the sale of additional new aircraft in the future. The commercial aircraft repurchase price specified in contingent repurchase commitments is generally lower than the expected fair value at the specified repurchase date. Estimated proceeds from collateral/recourse in the table above represent the lower of the contracted repurchase price or the expected fair value of each aircraft at the specified repurchase date.

If a future sale agreement is reached and a customer elects to exercise its right under a contingent repurchase commitment, the contingent repurchase commitment becomes a trade-in commitment. Our historical experience is that contingent repurchase commitments infrequently become trade-in commitments.

Credit Guarantees We have issued credit guarantees where we are obligated to make payments to a guaranteed party in the event that the original lessee or debtor does not make payments or perform certain specified services. Generally, these guarantees have been extended on behalf of guaranteed parties with less than investment-grade credit. Current outstanding credit guarantees expire through 2036.

Other Indemnifications In conjunction with our sales of Electron Dynamic Devices, Inc. and Rocketdyne Propulsion and Power businesses, we agreed to indemnify, for an indefinite period, the buyers for costs relating to pre-closing environmental conditions and certain other items. We are unable to assess the potential number of future claims that may be asserted under these indemnifications, nor the amounts thereof (if any). As a result, we cannot estimate the maximum potential amount of future payments under these indemnities. To the extent that claims have been made under these indemnities and/or are probable and reasonably estimable, liabilities associated with these indemnities are included in the environmental liability disclosure in Note 15.

Note 17 – Debt

In August 2025, we entered into a $3,000, 364-day revolving credit agreement expiring in August 2026. This facility replaced the $3,000, three-year revolving credit agreement which was scheduled to terminate in August 2025. The 364-day credit facility has a one-year term out option which allows us to extend the maturity of any borrowings until August 2027. Our legacy $3,000, five-year revolving credit agreement expiring in August 2028 and $4,000, five-year revolving credit agreement expiring in May 2029 each remain in effect. As of December 31, 2025, we had $10,000 available under credit line agreements.

We continue to be in compliance with all covenants contained in our debt and credit facility agreements.

In December 2025, as a result of the Spirit Acquisition, we assumed $3,608 of debt, $2,260 of which we immediately repaid. The remaining debt assumed primarily includes the following notes issued by Spirit Sub: $300 of 3.850% Senior Notes due 2026 (the Spirit 2026 Notes), $700 of 4.600% Senior Notes due 2028 (the Spirit 2028 Notes, and together with the Spirit 2026 Notes, the Spirit Senior Notes) and $230 of 3.250% Exchangeable Notes due 2028 (the Spirit Exchangeable Notes).

The Spirit Exchangeable Notes mature on November 1, 2028, unless earlier exchanged, redeemed or repurchased, and are exchangeable at an initial rate of 6.7067 shares of Boeing common stock per $1,000 principal amount, in whole dollars, of the Spirit Exchangeable Notes. Prior to August 1, 2028, if certain conditions are met, holders of the Spirit Exchangeable Notes may elect to exchange the Spirit Exchangeable Notes. On or after August 1, 2028, the holders of the Spirit Exchangeable Notes may elect to exchange the Spirit Exchangeable Notes without restriction. Upon exchange, we will pay cash and/or deliver shares of Boeing common stock, at our election, to the holders of the Spirit Exchangeable Notes.

In connection with closing of the Spirit Acquisition, The Boeing Company guaranteed the obligations of Spirit Sub with respect to the Spirit Senior Notes, and as a result, each of The Boeing Company and Spirit fully and unconditionally guarantee the Spirit Senior Notes on a senior unsecured basis. The guarantees rank equally in right of payment with all of Boeing's existing and future senior unsecured indebtedness.

Interest incurred, including amounts capitalized, was $2,956, $2,874 and $2,560 for the years ended December 31, 2025, 2024 and 2023, respectively. Total Company interest payments, net of amounts capitalized, were $2,630, $2,440 and $2,408 for the years ended December 31, 2025, 2024 and 2023, respectively. Interest capitalized was $185, $149, and $101 for the years ended December 31, 2025, 2024 and 2023, respectively.

Short-term debt and current portion of long-term debt at December 31 consisted of the following:

	2025	2024
Unsecured debt	$8,249	$850
Finance lease obligations	111	86
Other notes	101	342
Total	$8,461	$1,278

Debt at December 31 consisted of the following:

	2025	2024
Unsecured debt		
2.20% - 2.50% due through 2026	**$5,899**	$6,159
2.60% - 3.20% due through 2030	**5,088**	5,389
3.25% - 3.90% due through 2059 [1]	**10,136**	9,637
3.95% - 5.15% due through 2059	**8,166**	7,462
5.71% - 6.63% due through 2060	**18,996**	18,987
6.86% - 8.75% due through 2064	**5,265**	5,577
Other debt and notes		
Finance lease obligations due through 2044	**250**	239
Other notes	**298**	414
Total debt	**$54,098**	$53,864

[1] Includes $230 of Spirit Exchangeable Notes assumed as a result of the Spirit Acquisition, which will become exchangeable for shares of Boeing common stock and/or cash, at our election.

Scheduled principal payments for debt for the next five years are as follows:

	2026	2027	2028	2029	2030
Debt and other notes	$8,351	$4,403	$2,739	$2,508	$5,274

Scheduled payments for finance lease obligations are as follows:

2026	$124
2027	72
2028	35
2029	17
2030	7
Thereafter	23
Total finance lease payments	278
Less imputed interest	(28)
Total	$250

Note 18 – Postretirement Plans

Many of our employees have earned benefits under defined benefit pension plans. The majority of employees that had participated in defined benefit pension plans have transitioned to a company-funded defined contribution retirement savings plan.

We fund our major pension plans through trusts. Pension assets are placed in trust solely for the benefit of the plans' participants and are structured to maintain liquidity that is sufficient to pay benefit obligations as well as to keep pace over the long-term with the growth of obligations for future benefit payments.

We also have other postretirement benefits (OPB) other than pensions which consist principally of health care coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree health care is provided principally until age 65 for approximately three-fourths of those participants who are eligible for post-retirement health care coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime health care coverage.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation (PBO). On December 31, 2025, we merged seven of our pension plans to make use of overfunding in certain plans, reducing future required pension plan contributions. We have recognized the aggregate of all overfunded plans in Other assets and the aggregate of all underfunded plans in either Accrued retiree health care or Accrued pension plan liability, net. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next 12 months, is reflected in Accrued liabilities.

The components of net periodic benefit (income)/cost were as follows:

	Pension			Other Postretirement Benefits		
Years ended December 31,	**2025**	2024	2023	**2025**	2024	2023
Service cost	**$9**	$5	$2	**$51**	$51	$49
Interest cost	**2,676**	2,635	2,820	**135**	124	148
Expected return on plan assets	**(3,078)**	(3,311)	(3,441)	**(11)**	(10)	(9)
Amortization of prior service credits	**(73)**	(81)	(81)	**(2)**	(11)	(22)
Recognized net actuarial loss/(gain)	**299**	281	173	**(141)**	(176)	(175)
Net periodic benefit (income)/cost	**($167)**	($471)	($527)	**$32**	($22)	($9)
Net periodic benefit cost included in Earnings/(loss) from operations	**$9**	$5	$2	**$49**	$47	$62
Net periodic benefit income included in Other income, net	**(176)**	(476)	(529)	**(19)**	(73)	(58)
Net periodic benefit (income)/cost included in Earnings/(loss) before income taxes	**($167)**	($471)	($527)	**$30**	($26)	$4

On December 8, 2025, as part of the Spirit Acquisition, we acquired three defined benefit plans and two post-retirement medical plans. Eligibility for these plans is closed and the defined benefit plans' accruals are frozen for existing participants.

The following tables show changes in the benefit obligation, plan assets and funded status of both pensions and OPB for the years ended December 31, 2025 and 2024. Benefit obligation balances presented below reflect the PBO for our pension plans and accumulated postretirement benefit obligations (APBO) for our OPB plans.

	Pension		Other Postretirement Benefits	
	2025	2024	**2025**	2024
Change in benefit obligation				
Beginning balance	**$50,421**	$54,325	**$2,651**	$2,651
Service cost	**9**	5	**51**	51
Interest cost	**2,676**	2,635	**135**	124
Amendments	**6**	140		
Actuarial loss/(gain)	**1,501**	(2,493)	**(26)**	156
Gross benefits paid	**(4,507)**	(4,173)	**(331)**	(336)
Subsidies			**15**	8
Spirit Acquisition	**1,309**		**30**	
Exchange rate adjustment	**10**	(18)	**2**	(3)
Ending balance	**$51,425**	$50,421	**$2,527**	$2,651
Change in plan assets				
Beginning balance at fair value	**$45,574**	$48,891	**$183**	$163
Actual return on plan assets	**4,562**	738	**24**	22
Plan participants' contributions			**1**	1
Spirit Acquisition	**1,362**			
Benefits paid	**(4,367)**	(4,034)	**(2)**	(3)
Exchange rate adjustment	**16**	(21)		
Ending balance at fair value	**$47,147**	$45,574	**$206**	$183
Amounts recognized in Consolidated Statements of Financial Position at December 31 consist of:				
Other assets	**$145**	$1,289	**$76**	$21
Accrued liabilities	**(136)**	(139)	**(306)**	(313)
Accrued retiree health care			**(2,091)**	(2,176)
Accrued pension plan liability, net	**(4,287)**	(5,997)		
Net amount recognized	**($4,278)**	($4,847)	**($2,321)**	($2,468)

Actuarial gains and losses result from changes in actuarial assumptions (such as changes in the discount rate and revised mortality rates). Actuarial losses in 2025 and gains in 2024 related to projected benefit obligations were primarily the result of changes in discount rates.

Amounts recognized in Accumulated other comprehensive loss (AOCI) at December 31 were as follows:

	Pension		Other Postretirement Benefits	
	2025	2024	**2025**	2024
Net actuarial loss/(gain)	**$17,689**	$17,976	**($1,430)**	($1,534)
Prior service credits	**(843)**	(922)	**(7)**	(8)
Total recognized in AOCI	**$16,846**	$17,054	**($1,437)**	($1,542)

The accumulated benefit obligation (ABO) for all pension plans was $50,792 and $49,889 at December 31, 2025 and 2024. Key information for our plans with ABO and PBO in excess of plan assets as of December 31 was as follows:

	2025	2024
Accumulated benefit obligation	**$49,188**	$44,470
Fair value of plan assets	**45,397**	38,866

	2025	2024
Projected benefit obligation	**$49,820**	$45,002
Fair value of plan assets	**45,397**	38,866

Assumptions

The following assumptions, which are the weighted average for all plans, are used to calculate the benefit obligation at December 31 of each year and the net periodic benefit cost for the subsequent year.

December 31,	**2025**	2024	2023
Discount rate:			
Pension	**5.30 %**	5.60 %	5.10 %
Other postretirement benefits	**5.00 %**	5.40 %	5.00 %
Expected return on plan assets	**6.00 %**	6.00 %	6.00 %
Rate of compensation increase	**4.80 %**	4.30 %	4.30 %
Interest crediting rates for cash balance plans	**5.00 %**	5.00 %	5.00 %

The discount rate for each plan is determined based on the plans' expected future benefit payments using a yield curve developed from high quality bonds that are rated as Aa or better by at least half of the four rating agencies utilized as of the measurement date. The yield curve is fitted to yields developed from bonds at various maturity points. Bonds with the 10 percent highest and the 10 percent lowest yields are omitted. The present value of each plan's benefits is calculated by applying the discount rates to projected benefit cash flows.

The pension fund's expected return on plan assets assumption is derived from a review of actual historical returns achieved by the pension trust and anticipated future long-term performance of individual asset classes. While consideration is given to historical returns, the assumption represents a long-term, prospective return. The expected return on plan assets component of the net periodic benefit cost for the upcoming plan year is determined based on the expected return on plan assets assumption and the market-related value of plan assets (MRVA). Since our adoption of the accounting standard for pensions in 1987, we have determined the MRVA based on a five-year moving average of plan assets. As of December 31, 2025, the MRVA was approximately $1,398 more than the fair market value of assets.

Assumed health care cost trend rates were as follows:

December 31,	2025	2024	2023
Health care cost trend rate assumed next year	6.00 %	6.00 %	5.50 %
Ultimate trend rate	4.00 %	4.50 %	4.50 %
Year that trend reaches ultimate rate	2034	2031	2028

Plan Assets

Investment Strategy The overall objective of our pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our long-term investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified.

We periodically update our long-term, strategic asset allocations. We use various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. A key element of our strategy is to de-risk the plan as the funded status of the plan increases. We identify investment benchmarks to evaluate performance for the asset classes in the strategic asset allocation that are market-based and investable where possible. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the duration to fully implement investment allocation positions, and the timing of benefit payments and contributions. Short-term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and adjusted in accordance with our rebalancing policy. The actual and target allocations by asset class for the pension assets at December 31 were as follows:

	Actual Allocations		Target Allocations	
Asset Class	2025	2024	2025	2024
Fixed income	59 %	59 %	59 %	59 %
Global equity	20	19	20	20
Private equity	9	9	7	7
Real estate and real assets	7	7	7	7
Hedge funds	5	6	7	7
Total	100 %	100 %	100 %	100 %

Fixed income securities are invested primarily in a diversified portfolio of long duration instruments as well as Emerging Market, Structured, High Yield and Private Debt. Global equity securities are invested in a diversified portfolio of U.S. and non-U.S. companies, across various industries and market capitalizations.

Private equity investment vehicles are primarily limited partnerships (LPs) that mainly invest in U.S. and non-U.S. leveraged buyout, venture capital, growth and special situation strategies. Real estate and real assets include global private investments that may be held through investments in LPs or other fund structures. Real estate includes, but is not limited to, investments in office, retail, apartment and industrial properties. Real assets include, but are not limited to, investments in natural resources (such as energy, farmland and timber) and infrastructure.

Hedge fund investments seek to capitalize on inefficiencies identified across and within different asset classes or markets. Hedge fund strategy types include, but are not limited to, directional, event driven, relative value and long-short.

Investment managers are retained for explicit investment roles specified by contractual investment guidelines. Certain investment managers are authorized to use derivatives, such as equity or bond futures, swaps, options and currency futures or forwards. Derivatives are used to achieve the desired market exposure of a security or an index, transfer value-added performance between asset classes, achieve the desired currency exposure, adjust portfolio duration or rebalance the total portfolio to the target asset allocation.

As a percentage of total pension assets, derivative net notional amounts were 41.6% and 42.0% for fixed income, including to-be-announced mortgage-backed securities and treasury forwards, and (0.6)% and 0.8% for global equity and commodities at December 31, 2025 and 2024.

Risk Management In managing the pension assets, we review and manage risk associated with funded status risk, interest rate risk, market risk, counterparty risk, liquidity risk and operational risk. Liability matching and asset class diversification are central to our risk management approach and are integral to the overall investment strategy. Further, asset classes are constructed to achieve diversification by investment strategy, by investment manager, by industry or sector and by holding. Investment manager guidelines for publicly traded assets are specified and are monitored regularly through the custodian. Credit parameters for counterparties have been established for managers permitted to trade over-the-counter derivatives. Valuation is governed through several types of procedures, including reviews of manager valuation policies, custodian valuation processes, pricing vendor practices, pricing reconciliation and periodic, security-specific valuation testing.

Fair Value Measurements The following table presents our plan assets using the fair value hierarchy as of December 31, 2025 and 2024. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

	December 31, 2025				December 31, 2024			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Fixed income securities:								
Corporate	$15,774		$15,521	$253	$16,322		$16,288	$34
U.S. government and agencies	5,908		5,908		5,182		5,182	
Mortgage backed and asset backed	646		460	186	783		611	172
Municipal	524		524		613		613	
Sovereign	2,055		2,053	2	924		923	1
Mutual funds/ETFs	128	$128						
Other					5	$2	3	
Asset backed private loans	54			54				
Derivatives:								
Assets	1,858		1,858					
Liabilities	(1,827)	(1)	(1,826)		(194)		(194)	
Cash equivalents and other short-term investments	151		151		650		646	4
Equity securities:								
U.S. common and preferred stock	3,875	3,875			3,645	3,645		
Non-U.S. common and preferred stock	2,464	2,464			2,530	2,530		
Mutual funds/ETFs	55	55						
Derivatives:								
Assets	13		13					
Liabilities	(13)		(13)					
Real estate and real assets:								
Real estate								
Real assets	374	374			389	348	39	2
Derivatives:								
Assets					1		1	
Liabilities								
Total	**$32,039**	**$6,895**	**$24,649**	**$495**	$30,850	$6,525	$24,112	$213
Fixed income common/ collective/pooled funds	$1,550				$1,309			
Fixed income other	1,301				1,364			
Equity common/collective/ pooled funds	3,004				2,385			
Private equity	3,959				3,919			
Real estate and real assets	2,740				2,925			
Hedge funds	2,670				2,608			
Total investments measured at NAV as a practical expedient	$15,224				$14,510			
Cash	$89				$265			
Receivables	374				382			
Payables	(579)				(433)			
Total	**$47,147**				$45,574			

Fixed income securities are primarily valued upon a market approach, using matrix pricing and considering a security's relationship to other securities for which quoted prices in an active market may be available, or an income approach, converting future cash flows to a single present value amount. Inputs used in developing fair value estimates include reported trades, broker quotes, benchmark yields and base spreads.

Common/collective/pooled funds are typically common or collective trusts valued at their net asset values (NAVs) that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity.

Derivatives included in the table above are over-the-counter and are primarily valued using an income approach with inputs that include benchmark yields, swap curves, cash flow analysis, rating agency data and inter-dealer broker rates. Exchange-traded derivative positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.

Cash equivalents and other short-term investments (which are used to pay benefits) are held in a separate account which consists of a commingled fund (with daily liquidity) and separately held short-term securities and cash equivalents. All investments in this cash vehicle are valued daily using a market approach with inputs that include quoted market prices for similar instruments. In the event a market price is not available for instruments with an original maturity of one year or less, amortized cost is used as a proxy for fair value. Common and preferred stock equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments.

Private equity and private debt NAV valuations are based on the valuation of the underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data. For those investments reported on a one-quarter lagged basis (primarily LPs), we use NAVs adjusted for subsequent cash flows and significant events.

Real estate and real asset NAVs are based on the valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data. For those investments reported on a one-quarter lagged basis (primarily LPs), NAVs are adjusted for subsequent cash flows and significant events. Publicly traded infrastructure stocks are valued using a market approach based on quoted market prices of identical instruments.

Hedge fund NAVs are generally based on the valuation of the underlying investments. This is primarily done by applying a market or income valuation methodology depending on the specific type of security or instrument held.

Investments in private equity, private debt, real estate, real assets and hedge funds are primarily calculated and reported by the General Partner, fund manager or third-party administrator. Additionally, some investments in fixed income and equity are made via commingled vehicles and are valued in a similar fashion. Pension assets invested in commingled and LP structures rely on the NAV of these investments as the practical expedient for the valuations.

The following tables summarizes the changes of Level 3 assets, reconciled by asset class, held during the years ended December 31, 2025 and 2024. Transfers into and out of Level 3 are reported at the beginning-of-year values.

	January 1 2025 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31 2025 Balance
Fixed income securities:					
Corporate	$34	$3	$246	($30)	$253
Mortgage backed and asset backed	172	3	11		186
Sovereign	1		1		2
Asset backed private loans			54		54
Cash equivalents and other short-term investments	4		(4)		
Real assets	2		(2)		
Total	$213	$6	$306	($30)	$495

	January 1 2024 Balance	Net Realized and Unrealized (Losses)/Gains	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31 2024 Balance
Fixed income securities:					
Corporate	$59	($3)	($22)		$34
Mortgage backed and asset backed	161	2	5	$4	172
Sovereign			1		1
Other	3	(3)			
Cash equivalents and other short-term investments			4		4
Equity securities:					
Non-U.S. common and preferred stock		1	(1)		
Real assets	3		(2)	1	2
Total	$226	($3)	($15)	$5	$213

For the year ended December 31, 2025, the changes in unrealized gains/(losses) for Level 3 assets still held at December 31, 2025 were $7 for corporate fixed income securities, $1 for mortgage backed and asset backed fixed income securities, and $46 for asset backed private loans fixed income securities. For the year ended December 31, 2024, the changes in unrealized (losses)/gains for Level 3 assets still held at December 31, 2024 were ($7) for corporate fixed income securities and $1 for mortgage backed and asset backed fixed income securities.

OPB Plan Assets The majority of OPB plan assets are invested in two commingled index funds (with daily liquidity) which are held at a target allocation of approximately 60% in the equity fund and 40% in the debt fund. The commingled funds are valued daily at their NAVs which are calculated by the investment manager. The expected rate of return on these assets does not have a material effect on the net periodic benefit cost.

Cash Flows

Contributions Required pension contributions under the Employee Retirement Income Security Act (ERISA), as well as rules governing funding of our non-U.S. pension plans, are not expected to be significant in 2026. We do not expect to make discretionary contributions to our pension plans in 2026.

Estimated Future Benefit Payments The table below reflects the total pension benefits expected to be paid from the plans or from our assets, including both our share of the benefit cost and the participants' share of the cost, which is funded by participant contributions. OPB payments reflect our portion only.

Year(s)	2026	2027	2028	2029	2030	2031-2035
Pensions	$4,507	$4,415	$4,323	$4,219	$4,094	$18,650
Other postretirement benefits:						
Gross benefits paid	323	316	290	264	238	917
Subsidies	(9)	(9)	(8)	(8)	(8)	(37)
Net other postretirement benefits	$314	$307	$282	$256	$230	$880

Termination Provisions

Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by ERISA, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in our group insurance benefit programs.

Should we terminate certain pension plans under conditions in which the plan's assets exceed that plan's obligations, the U.S. government will be entitled to a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under U.S. government contracts.

Defined Contribution Plans

We provide certain defined contribution plans to all eligible employees. The principal plans are the Company-sponsored 401(k) plans. The expense for these defined contribution plans was $1,602, $1,670 and $1,564 in 2025, 2024 and 2023, respectively.

Note 19 – Share-Based Compensation and Other Compensation Arrangements

Share-Based Compensation

Our 2023 Incentive Stock Plan, permits awards of incentive and non-qualified stock options, stock appreciation rights, restricted stock or units, performance restricted stock or units, and other stock and cash-based awards to our employees, officers, directors, consultants, and independent contractors. The aggregate number of shares of our common stock authorized for issuance under the plan is 12,900,000, plus shares that remained or became available under our 2003 Incentive Stock Plan, as amended and restated. Following approval of our 2023 Incentive Stock Plan in 2023, no further awards have been or may be granted under our 2003 Incentive Stock Plan.

Shares issued under the 2023 Incentive Stock Plan will be funded out of treasury shares, except to the extent there are insufficient treasury shares, in which case new shares will be issued. We believe we currently have adequate treasury shares to satisfy these issuances during 2026.

Share-based plans expense is primarily included in Total costs and expenses and General and administrative expense, as well as a portion allocated to production as inventoried costs. The share-based plans expense and related income tax benefit were as follows:

Years ended December 31,	**2025**	2024	2023
Restricted stock units and other awards	**$427**	$409	$697
Income tax benefit (before consideration of valuation allowance)	**$92**	$107	$157

Stock Options

Options have been granted to our executive officers that are generally scheduled to vest and become exercisable three years after the grant date and expire ten years after the grant date. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may remain eligible to exercise some or all of their stock options depending on certain age and service conditions. The fair values of the stock options granted were estimated using a Monte-Carlo simulation model using the assumptions presented below. The model includes no expected dividend yield.

In 2025, we granted premium-priced stock options to our executive officers as part of our long-term incentive program. These stock options have an exercise price equal to 120% of the fair market value of our stock on the date of grant.

Grant Date	Options Granted	Expected Life	Expected Volatility	Risk Free Interest Rate	Grant Date Fair Value Per Option
2/19/2025	366,869	7.0 years	39.0 %	4.5 %	$79.53
2/24/2025	17,785	7.0 years	39.0 %	4.4 %	$77.31
8/15/2025	44,321	7.0 years	39.3 %	4.3 %	$101.53

Stock options granted during 2024 and 2023 were not material.

Stock option activity for the year ended December 31, 2025 was as follows:

	Shares	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Number of shares under option:				
Outstanding at beginning of year	903,999	$245.76		
Granted	428,975	227.33		
Expired	(18,729)	246.56		
Forfeited	(15,150)	260.98		
Outstanding at end of year	1,299,095	$239.49	7.0	$2
Exercisable at end of year	721,844	$254.33	5.4	$0

Options exercised during 2025 and 2024 were not material. The total intrinsic value of options exercised during the year ended December 31, 2023 was $80, with a related tax benefit of $18. At

December 31, 2025, there was $22 of total unrecognized compensation cost related to options which is expected to be recognized over a weighted average period of 2.3 years. The fair value of options vested during the years ended December 31, 2025 and 2024 was $26 and $32. No options vested during the year ended December 31, 2023.

Restricted Stock Units

In February 2025, 2024 and 2023, we granted to our executives 2,244,444, 2,008,499 and 327,523 restricted stock units (RSUs) as part of our long-term incentive program with grant date fair values of $184.53, $204.15 and $214.35 per unit, respectively. In March 2024, we granted to our executive officers 125,432 RSUs with a grant date fair value of $192.94 per unit as part of our long-term incentive program. If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the RSUs will not vest and all rights to the stock units will terminate. These RSUs are included in Long-Term Incentive Program in the table below.

In addition to RSUs awarded under our long-term incentive programs, we granted RSUs to certain executives and employees. As a result of the Spirit Acquisition in December 2025, we exchanged Spirit share-based compensation awards for 164,806 Boeing RSUs, of which 2,682 units are payable in cash. The fair value of these RSUs is $204.71 per unit, of which $16 will be recognized as compensation expense over the remaining service period. These RSUs are included in Other in the table below.

The fair values of all RSUs, except RSUs exchanged for Spirit share-based compensation awards, are estimated using the average of the high and low stock prices on the date of grant.

RSU activity for the year ended December 31, 2025 was as follows:

	Long-Term Incentive Program		Other	
	Shares	Weighted Average Fair Value per Unit	Shares	Weighted Average Fair Value per Unit
Number of units:				
Outstanding at beginning of year	6,340,571	$190.23	565,430	$177.20
Granted[(1)]	2,319,823	184.79	380,049	196.76
Forfeited	(368,748)	191.71	(58,327)	191.53
Distributed	(3,843,304)	181.19	(338,633)	170.78
Outstanding at end of year	4,448,342	$195.14	548,519	$192.97
Undistributed vested units	523,670		69,191	
Unrecognized compensation cost	$361		$45	
Weighted average remaining amortization period *(years)*	1.8		1.8	

[(1)] Includes 164,806 awards issued in exchange for Spirit share-based compensation awards as a result of the Spirit Acquisition.

Performance Restricted Stock Units

In March 2024 and February 2023, we granted 153,306 and 199,899 performance restricted stock units (PRSUs) to our executive officers as part of our long-term incentive program that will result in that number of PRSUs being paid out if the target performance metric is achieved. The PRSUs granted under this program have grant date fair values of $192.94 and $214.35 per unit. The award payout can range from 0% to 200% of the initial PRSU grant based on cumulative free cash flow achievement over a three-year period from January 1 of the grant year as compared to the target set at the start of the performance period. The PRSUs granted in 2024 also include a product safety downward modifier pursuant to which the payout following the end of the three-year performance period may be reduced by 25% or down to 0% if two specified product safety operational goals are not timely completed. The PRSUs granted under this program will vest at the payout amount determined on the third anniversary of the grant date and settle in common stock (on a one-for-one basis). If an executive terminates employment because of retirement, layoff, disability, or death, the executive (or beneficiary) remains eligible under the award and, if the award is earned, may receive some or all of their stock units depending on certain age and service conditions. In all other cases, the PRSUs will not vest and all rights to the stock units will terminate. During the year ended December 31, 2025, there were 20,571 forfeitures and no distributions. At December 31, 2025, there was no unrecognized compensation cost.

Performance-Based Restricted Stock Units

Performance-Based Restricted Stock Units (PBRSUs) are stock units that pay out based on the Company's total shareholder return (TSR) as compared to a group of peer companies over a three-year period. The award payout can range from 0% to 200% of the initial PBRSU grant. During 2023, these performance awards expired with a payout of 0%. No units were outstanding during 2025.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan which permits eligible employees to purchase Boeing common stock at 95% of the fair market value on the last trading day of each three-month period using payroll deduction. The aggregate number of shares of our common stock authorized for issuance under the plan is 12,000,000. During 2025, approximately 336,831 shares were purchased at an average price of $182.28 per share.

Deferred Compensation

The Company has deferred compensation plans which permit certain employees and executives to defer a portion of their salary, bonus, certain other incentive awards and retirement contributions. Participants can diversify these amounts among 23 investment funds including a Boeing stock unit account.

Total expense/(income) related to deferred compensation was $182, $114 and $188 in 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the deferred compensation liability which is being marked to market was $1,685 and $1,675.

Note 20 – Shareholders' Equity

As of December 31, 2025 and 2024, there were 1,200,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized.

Changes in Share Balances

The following table shows changes in each class of shares:

	Common stock	Treasury stock	Mandatory convertible preferred stock
Balance at January 1, 2023	1,012,261,159	414,671,383	
Issued		(13,651,201)	
Acquired		1,725,954	
Balance at December 31, 2023	1,012,261,159	402,746,136	
Issued		(140,120,845)	5,750,000
Acquired		419,549	
Balance at December 31, 2024	**1,012,261,159**	**263,044,840**	**5,750,000**
Issued		(35,657,515)	
Acquired		175,562	
Balance at December 31, 2025	**1,012,261,159**	**227,562,887**	**5,750,000**

On December 8, 2025, we issued 22,977,008 shares of common stock, $5.00 par value per share, from shares held in Treasury Stock in exchange for Spirit common stock as a result of the Spirit Acquisition. For additional discussion, see Note 2 to our Consolidated Financial Statements.

On October 30, 2024, we issued 129,375,000 shares of common stock, $5.00 par value per share, from shares held in Treasury Stock. As a result of the transaction, we received cash proceeds of $18,181, net of underwriting fees and other issuance costs.

Mandatory Convertible Preferred Stock

On October 31, 2024, we issued 115,000,000 depositary shares, representing 5,750,000 shares of our 6.00% Series A Mandatory Convertible Preferred Stock (Mandatory convertible preferred stock). The Mandatory convertible preferred stock has a $1,000.00 per share liquidation preference and $1.00 per share par value. As a result of the transaction, we received cash proceeds of $5,651, net of underwriting fees and other issuance costs.

Dividends are cumulative at an annual rate of 6.00% on the liquidation preference of $1,000.00 per share of Mandatory convertible preferred stock and may be paid in cash, shares of our common stock or a combination of cash and shares of our common stock. Dividends that are declared will be payable on January 15, April 15, July 15 and October 15 to holders of record on the January 1, April 1, July 1, and October 1 immediately preceding the relevant dividend payment date. Dividends paid on Mandatory convertible preferred stock in 2025 and 2024 were $331 and $0. In December 2025, dividends of $86 were declared to holders of record as of January 1, 2026, representing $15.00 per share, and were paid in cash on January 15, 2026.

The following table illustrates the conversion rate per share of Mandatory convertible preferred stock, subject to certain anti-dilution adjustments, based on the applicable market value of the common stock:

Applicable Market Value of Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than $171.5854	5.8280 shares of common stock
Equal to or less than $171.5854 but greater than or equal to $142.9797	Between 5.8280 and 6.9940 shares of common stock, determined by dividing $1,000 by the applicable market value
Less than $142.9797	6.9940 shares of common stock

Unless earlier converted, each share of Mandatory convertible preferred stock will automatically convert on October 15, 2027, into between 5.8280 shares and 6.9940 shares of our common stock, depending on the applicable market value of the common stock and subject to certain anti-dilution adjustments described in the certificate of designations related to our Mandatory convertible preferred stock (Certificate of Designations). The applicable market value of our common stock will be determined based on the average volume-weighted average price per share of the common stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately prior to October 15, 2027.

If a fundamental change, as defined in the Certificate of Designations, occurs on or prior to October 15, 2027, then holders of Mandatory convertible preferred stock will be entitled to convert all or any portion of their shares into shares of our common stock at the fundamental change conversion rate, as defined in the Certificate of Designations, for a specified period of time and also to receive an amount to compensate such holders for unpaid accumulated dividends and any remaining future scheduled dividend payments.

Other than during a fundamental change conversion period, at any time prior to October 15, 2027, holders of Mandatory convertible preferred stock may elect to convert all or any portion of their shares at a conversion rate of 5.8280 shares of common stock per share of Mandatory convertible preferred stock, subject to certain anti-dilution and other adjustments as described in the Certificate of Designations.

Additional Paid-in Capital

During the year ended December 31, 2025, Additional paid-in capital included an increase of $109 related to the assumption of Exchangeable Notes as a result of the Spirit Acquisition.

During the year ended December 31, 2023, Additional paid-in capital included a decrease of $267 related to a non-cash transaction to purchase shares in a consolidated subsidiary from the noncontrolling interests.

Accumulated Other Comprehensive Loss

Changes in AOCI by component for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Currency Translation Adjustments	Unrealized Gains and Losses on Certain Investments	Unrealized Gains and Losses on Derivative Instruments	Defined Benefit Pension Plans & Other Postretirement Benefits	Total [1]
Balance at January 1, 2023	($167)		($24)	($9,359)	($9,550)
Other comprehensive income/(loss) before reclassifications	33	$2	41	(722) [2]	(646)
Amounts reclassified from AOCI			(5)	(104) [3]	(109)
Net current period Other comprehensive income/(loss)	33	2	36	(826)	(755)
Balance at December 31, 2023	($134)	$2	$12	($10,185)	($10,305)
Other comprehensive loss before reclassifications	(44)		(258)	(356) [4]	(658)
Amounts reclassified from AOCI			35	13	48
Net current period Other comprehensive loss	(44)		(223)	(343)	(610)
Balance at December 31, 2024	($178)	$2	($211)	($10,528)	($10,915)
Other comprehensive income before reclassifications	225		262	19	506
Amounts reclassified from AOCI	$17		37	78	132
Net current period Other comprehensive income	242		299	97	638
Balance at December 31, 2025	$64	$2	$88	($10,431)	($10,277)

[1] Net of tax.

[2] Primarily related to remeasurement of assets and benefit obligations related to the Company's pension and other postretirement benefit plans resulting in an actuarial loss of ($722) (net of tax of $13) for the year ended December 31, 2023. See Note 18.

[3] Amounts reclassified from AOCI for the year ended December 31, 2023, primarily related to amortization of prior service credits totaling ($102) (net of tax of $1).

[4] Primarily related to remeasurement of assets and benefit obligations related to the Company's pension and other postretirement benefit plans resulting in an actuarial loss of ($225) (net of tax of ($1)) and prior service credits of ($140) (net of tax of $0) for the year ended December 31, 2024. See Note 18.

Note 21 – Derivative Financial Instruments

Cash Flow Hedges

Our cash flow hedges include foreign currency forward contracts, commodity swaps and commodity purchase contracts. We use foreign currency forward contracts to manage currency risk associated with certain expected sales and purchases through 2032. We use commodity derivatives, such as fixed-price purchase commitments and swaps to hedge against potentially unfavorable price changes for commodities used in production. Our commodity contracts hedge forecasted transactions through 2029.

Derivative Instruments Not Receiving Hedge Accounting Treatment

We hold certain foreign currency forward contracts which do not qualify for hedge accounting treatment. At December 31, 2024, we had agreements to purchase and sell aluminum to address long-term strategic sourcing objectives and non-U.S. business requirements. These agreements were derivative instruments for accounting purposes. The quantities of aluminum in these agreements offset and were priced at prevailing market prices. At December 31, 2025, these agreements have expired and no notional amounts remain.

Notional Amounts and Fair Values

The notional amounts and fair values of derivative instruments in the Consolidated Statements of Financial Position as of December 31 were as follows:

	Notional amounts[1]		Other assets		Accrued liabilities	
	2025	2024	**2025**	2024	**2025**	2024
Derivatives designated as hedging instruments:						
Foreign exchange contracts	**$5,736**	$5,139	**$143**	$23	**($77)**	($213)
Commodity contracts	**435**	388	**92**	65	**(1)**	(12)
Derivatives not receiving hedge accounting treatment:						
Foreign exchange contracts	**320**	103	**3**	1	**(10)**	(17)
Commodity contracts		129				
Total derivatives	**$6,491**	$5,759	**238**	89	**(88)**	(242)
Netting arrangements			**(45)**	(24)	**45**	24
Net recorded balance			**$193**	$65	**($43)**	($218)

[1] Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

Gains/(losses) associated with our hedging transactions and forward points recognized in Other comprehensive income/(loss) are presented in the following table:

Years ended December 31,	**2025**	2024	2023
Recognized in Other comprehensive income/(loss), net of taxes:			
Foreign exchange contracts	**$210**	($248)	$61
Commodity contracts	**52**	(10)	(20)

Gains/(losses) associated with our hedging transactions and forward points reclassified from AOCI to earnings are presented in the following table:

Years ended December 31,	**2025**	2024	2023
Foreign exchange contracts			
Revenues	**$1**	($1)	
Costs and expenses	**(29)**	(25)	($15)
General and administrative	**2**	(8)	(17)
Commodity contracts			
Costs and expenses	**($18)**	($7)	$31
General and administrative expense	**6**	6	7

Gains/(losses) related to undesignated derivatives on foreign exchange and commodity cash flow hedging transactions recognized in Other income, net were insignificant for the years ended December 31, 2025, 2024 and 2023.

Based on our portfolio of cash flow hedges, we expect to reclassify gains of $16 (pre-tax) out of AOCI into earnings during the next 12 months.

We have derivative instruments with credit-risk-related contingent features. If we default on our five-year credit facility, our derivative counterparties could require settlement for foreign exchange and certain commodity contracts with original maturities of at least five years. The fair value of those contracts in a net liability position at December 31, 2025 was $3. For other particular commodity contracts, our counterparties could require collateral posted in an amount determined by our credit ratings. At December 31, 2025, there was no collateral posted related to our derivatives.

Note 22 – Fair Value Measurements

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs. The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	December 31, 2025			December 31, 2024		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Assets						
Money market funds	$3,793	$3,793		$6,475	$6,475	
Available-for-sale debt investments:						
Commercial paper	163		$163	165		$165
Corporate notes	344		344	335		335
U.S. government agencies	27		27	17		17
Other equity investments	9	9		9	9	
Derivatives	193		193	65		65
Total assets	$4,529	$3,802	$727	$7,066	$6,484	$582
Liabilities						
Derivatives	($43)		($43)	($218)		($218)
Total liabilities	($43)		($43)	($218)		($218)

Money market funds, available-for-sale debt investments and equity securities are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Derivatives include foreign currency and commodity contracts. Our foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. Commodity derivatives are valued using an income approach based on the present value of the commodity index price less the contract rate multiplied by the notional amount.

Certain assets have been measured at fair value on a nonrecurring basis. The following table presents the nonrecurring losses recognized for the years ended December 31 due to long-lived asset impairment and the fair value of the related assets as of the impairment date:

	2025		2024	
	Fair Value	**Total Losses**	Fair Value	Total Losses
Property, plant and equipment			$32	($54)
Investments		**($41)**		(32)
Other assets	**$2**	**(4)**	6	(21)
Operating lease equipment			15	(5)
Total	**$2**	**($45)**	$53	($112)

Level 3 Investments and Other assets were primarily valued using an income approach based on the discounted cash flows associated with the underlying assets. Level 2 and Level 3 Property, plant and equipment were valued based on a third-party valuation using a combination of income and market approaches and adjusted for as-is condition. These approaches are considered estimates of net operating income, capitalization rates, and/or comparable property sales. Level 3 operating lease equipment was valued by calculating a median collateral value from a consistent group of third-party aircraft value publications. The values provided by the third-party aircraft publications are derived from their knowledge of market trades and other market factors. Management reviews the publications quarterly to assess the continued appropriateness and consistency with market trends. Under certain circumstances, we adjust values based on the attributes and condition of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by third-party publications, or on the expected net sales price for the aircraft.

Fair Value Disclosures

The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the Consolidated Statements of Financial Position at December 31 were as follows:

	December 31, 2025				
	Carrying Amount	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
Assets					
Notes receivable, net	**$21**	**$21**		**$13**	**$8**
Liabilities					
Debt, excluding finance lease obligations	**(53,848)**	**(53,769)**		**(53,769)**	

	December 31, 2024				
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Assets					
Notes receivable, net	$940	$953		$941	$12
Liabilities					
Debt, excluding finance lease obligations	(53,625)	(51,089)		(51,089)	

The fair value of Notes receivable classified as Level 2 is estimated with discounted cash flow analysis using interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The fair value of Notes receivable classified as Level 3 is based on our best estimate using available counterparty financial data. The fair value of our debt that is traded in the secondary market is classified as Level 2 and is based on current market yields. For our debt that is not traded in the secondary market, the fair value is classified as Level 2 and is based on our indicative borrowing cost derived from dealer quotes or discounted cash flows. With regard to other financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of our indemnifications and financing commitments because the amount and timing of those arrangements are uncertain. Items not included in the above disclosures include cash, restricted cash, time deposits and other deposits, Accounts receivable, Unbilled receivables, Other current assets, Accounts payable and long-term payables. The carrying values of those items, as reflected in the Consolidated Statements of Financial Position, approximate their fair value at December 31, 2025 and 2024. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs, with the exception of cash (Level 1).

Note 23 – Legal Proceedings

We are subject, from time to time, to various legal proceedings and claims related to our business that cover a wide range of matters, including those related to products, contracts, labor and employment, securities, antitrust and trade regulations, intellectual property, and other matters. In addition, we are subject to various government inquiries and investigations from which civil, criminal or administrative proceedings could result or have resulted in the past. Such proceedings involve or could involve claims by the U.S. or foreign governments for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under U.S. government regulations, a company, or one or more of its operating divisions or subdivisions, can be suspended or debarred from government contracts, have certain of its production certificates suspended or revoked, or lose its export privileges, based on the results of investigations.

On May 29, 2025, Boeing and the Department of Justice (the Department) entered into a non-prosecution agreement (the Agreement) to resolve the Department's determination that Boeing did not fulfill its obligations under the January 2021 deferred prosecution agreement relating to the October 2018 Lion Air flight 610 accident and the March 2019 Ethiopian Airlines flight 302 accident (the MAX accidents). The Agreement requires, among other things, Boeing to pay a fine of $244 and provide $445 of additional compensation for the family members of those who died in the MAX accidents. The $244 fine, which was accrued for and expensed in 2024, and the $445 compensation fund for family members, which was accrued for and expensed in the second quarter of 2025, are held in escrow accounts pending final court approval of the Department's motion to dismiss the criminal information against Boeing (the Motion). On November 6, 2025, the U.S. District Court for the Northern District of Texas (the Court) approved the Motion; however, representatives of family members appealed the Court's decision, which appeal is pending before the U.S. Court of Appeals for the Fifth Circuit.

Certain legal actions and investigations arising out of the MAX accidents and subsequent grounding of the 737 MAX are still pending, including fewer than five civil lawsuits by family members of those who died in the MAX accidents. In addition, securities lawsuits are pending, including a motion for class certification on a federal securities class action before the U.S. District Court for the Northern District of Illinois. Multiple investigations and legal actions, including securities lawsuits, were also initiated as a result of the January 2024 737-9 door plug accident.

Given the status of these legal actions and investigations, we cannot reasonably estimate a range of loss, if any, not covered by available insurance and in excess of any accrued amounts, that may result from these matters.

Note 24 – Segment and Revenue Information

We operate in three reportable segments: BCA, BDS, and BGS. All other activities fall within Unallocated items, eliminations and other. See page 59 for the Summary of Business Segment Data, which is an integral part of this note.

BCA develops, produces and markets commercial jet aircraft principally to the commercial airline industry worldwide. Revenue on commercial aircraft contracts is recognized at the point in time when an aircraft is completed and accepted by the customer.

BDS engages in the research, development, production and modification of the following products and related services: manned and unmanned military aircraft and weapons systems, surveillance and engagement, strategic defense and intelligence systems, satellite systems and space exploration. BDS revenue is generally recognized over the contract term (over time) as costs are incurred.

BGS provides parts, maintenance, modifications, logistics support, training, data analytics and information-based services to commercial and government customers worldwide. BGS segment revenue and costs include certain products and services provided to other segments. Revenue on commercial spare parts contracts is recognized at the point in time when a spare part is delivered to the customer. Revenue on other contracts is generally recognized over the contract term (over time) as costs are incurred.

Our chief operating decision maker is currently our President and Chief Executive Officer (CEO). The primary profitability measurement used by the CEO to review segment operating results is Segment operating (loss)/earnings. The CEO uses Segment operating (loss)/earnings to allocate resources (including employees, financial and capital resources) for each segment predominantly in the annual planning process. Segment operating (loss)/earnings is used to monitor segment results compared to prior period, forecasted results, and the annual plan.

The following table reconciles segment Revenues to Segment operating (loss)/earnings:

	BCA	BDS	BGS
For the year ended December 31, 2023			
Revenues	$33,901	$24,933	$19,127
Less:			
Research and development expense, net	2,036	919	107
Other segment items[(1)]	33,500	25,778	15,691
Segment operating (loss)/earnings	($1,635)	($1,764)	$3,329
For the year ended December 31, 2024			
Revenues	$22,861	$23,918	$19,954
Less:			
Research and development expense, net	2,386	917	132
Other segment items[(1)]	28,444	28,414	16,204
Segment operating (loss)/earnings	($7,969)	($5,413)	$3,618
For the year ended December 31, 2025			
Revenues	**$41,494**	**$27,234**	**$20,923**
Less:			
Research and development expense, net	**2,202**	**877**	**125**
Gain on Digital Aviation Solutions Divestiture[(2)]			**(9,566)**
Other segment items[(1)]	**46,371**	**26,485**	**16,890**
Segment operating (loss)/earnings	**($7,079)**	**($128)**	**$13,474**

[(1)] Primarily includes costs of products and services and general and administrative expenses.

[(2)] See Note 3 for additional discussion.

While our principal operations are in the United States, Canada and Australia, some key suppliers and subcontractors are located in Europe and Japan. Revenues, including foreign military sales, are reported by customer location and consisted of the following:

Years ended December 31,	2025	2024	2023
Asia	**$16,466**	$11,994	$10,013
Europe	**11,419**	8,734	10,520
Middle East	**7,023**	4,635	6,594
Oceania	**1,587**	1,565	1,655
Canada	**1,781**	1,472	1,256
Africa	**1,625**	1,143	825
Latin America, Caribbean and other	**1,479**	1,246	1,524
Total non-U.S. revenues	**41,380**	30,789	32,387
United States	**48,083**	36,171	45,380
Estimated potential concessions and other considerations to 737 MAX customers, net of insurance recoveries		(443)	27
Total revenues	**$89,463**	$66,517	$77,794

Revenues from the U.S. government (including FMS), primarily recorded at BDS and BGS, represented 35%, 42% and 37% of consolidated revenues for 2025, 2024 and 2023, respectively. Approximately 4% and 3% of operating assets were located outside the United States as of December 31, 2025 and 2024.

The following tables present BCA, BDS and BGS revenues from contracts with customers disaggregated in a number of ways, such as geographic location, contract type and the method of revenue recognition. We believe these best depict how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors.

BCA revenues by customer location consisted of the following:

Years ended December 31,	2025	2024	2023
Revenue from contracts with customers:			
Asia	$11,733	$8,060	$6,328
Europe	6,536	3,956	6,172
Middle East	4,202	2,012	4,311
Other non-U.S.	2,504	1,815	2,431
Total non-U.S. revenues	24,975	15,843	19,242
United States	16,357	7,326	14,501
Estimated potential concessions and other considerations to 737 MAX customers, net of insurance recoveries		(443)	27
Total revenues from contracts with customers	41,332	22,726	33,770
Intersegment revenues, eliminated on consolidation	162	135	131
Total segment revenues	$41,494	$22,861	$33,901
Revenue recognized on fixed-price contracts	100 %	100 %	100 %
Revenue recognized at a point in time	100 %	99 %	99 %

BDS revenues on contracts with customers, based on the customer's location, consisted of the following:

Years ended December 31,	2025	2024	2023
Revenue from contracts with customers:			
U.S. customers	$21,070	$18,589	$20,051
Non-U.S. customers[1]	6,164	5,329	4,882
Total segment revenue from contracts with customers	$27,234	$23,918	$24,933
Revenue recognized over time	99 %	99 %	99 %
Revenue recognized on fixed-price contracts	58 %	54 %	58 %
Revenue from the U.S. government[1]	91 %	91 %	91 %

[1] Includes revenues earned from FMS.

BGS revenues consisted of the following:

Years ended December 31,	**2025**	2024	2023
Revenue from contracts with customers:			
Commercial	**$12,015**	$11,736	$11,020
Government	**8,508**	7,832	7,751
Total revenues from contracts with customers	**20,523**	19,568	18,771
Intersegment revenues eliminated on consolidation	**400**	386	356
Total segment revenues	**$20,923**	$19,954	$19,127
Revenue recognized at a point in time	**53 %**	53 %	51 %
Revenue recognized on fixed-price contracts	**86 %**	86 %	87 %
Revenue from the U.S. government[1]	**31 %**	29 %	30 %

[1]   Includes revenues earned from FMS.

Earnings in Equity Method Investments

During the years ended December 31, 2025, 2024 and 2023, our share of income from equity method investments was $33, $104, and $70, respectively. In 2025, 2024 and 2023, earnings from equity method investments were primarily driven by investments held at our BDS segment.

Backlog

Our total backlog includes contracts that we and our customers are committed to perform. The value in backlog represents the estimated transaction prices on performance obligations to our customers for which work remains to be performed. Backlog is converted into revenue, primarily based on the cost incurred or at delivery and acceptance of products, depending on the applicable revenue recognition model.

Our backlog at December 31, 2025 was $682,207. We expect approximately 13% to be converted to revenue through 2026 and approximately 55% through 2029, with the remainder thereafter. There is significant uncertainty regarding the timing of when backlog will convert into revenue. We may experience reductions to backlog and/or significant order cancellations due to various factors including delivery delays, production disruptions and delays to entry into service of the 777X, 737-7 and/or 737-10.

Unallocated Items, Eliminations and other

Unallocated items, eliminations and other include common internal services that support Boeing's global business operations and eliminations of certain sales between segments. We generally allocate costs to business segments based on the U.S. Government Cost Accounting Standards (CAS).

Components of Unallocated items, eliminations and other (expense)/income are shown in the following table.

Years ended December 31,	2025	2024	2023
Share-based plans	($49)	$171	$62
Deferred compensation	(182)	(114)	(188)
Amortization of previously capitalized interest	(92)	(93)	(95)
Research and development expense, net	(411)	(377)	(315)
Eliminations and other unallocated items	(2,297)	(1,634)	(1,223)
Unallocated items, eliminations and other	($3,031)	($2,047)	($1,759)

Eliminations and other unallocated items expense during the years ended December 31, 2025 and 2024 included earnings charges of $445 and $244 related to agreements with the U.S. Department of Justice. For additional discussion, see Note 23 to our Consolidated Financial Statements.

Pension and Other Postretirement Benefit Expense

Pension costs are allocated to BDS and BGS businesses supporting government customers using CAS, which employ different actuarial assumptions and accounting conventions than GAAP. These costs are allocable to government contracts. Other postretirement benefit costs are allocated to business segments based on CAS, which is generally based on benefits paid. FAS/CAS service cost adjustment represents the difference between the Financial Accounting Standards (FAS) pension and postretirement service costs calculated under GAAP and costs allocated to the business segments. Non-operating pension and postretirement expenses represent the components of net periodic benefit costs other than service cost. These expenses are included in Other income, net. Components of FAS/CAS service cost adjustment are shown in the following table:

Years ended December 31,	2025	2024	2023
Pension FAS/CAS service cost adjustment	$784	$811	$799
Postretirement FAS/CAS service cost adjustment	261	293	257
FAS/CAS service cost adjustment	$1,045	$1,104	$1,056

Assets

Segment assets are summarized in the table below.

December 31,	2025	2024
Commercial Airplanes	$91,837	$84,177
Defense, Space & Security	16,723	15,350
Global Services	16,026	16,704
Unallocated items, eliminations and other	43,649	40,132
Total	$168,235	$156,363

Assets included in Unallocated items, eliminations and other primarily consist of Cash and cash equivalents, Short-term and other investments, tax assets, capitalized interest and assets managed centrally on behalf of the three principal business segments and intercompany eliminations.

Capital Expenditures

Years ended December 31,	2025	2024	2023
Commercial Airplanes	$626	$508	$420
Defense, Space & Security	373	296	192
Global Services	187	212	127
Unallocated items, eliminations and other	1,756	1,214	788
Total	$2,942	$2,230	$1,527

Capital expenditures for Unallocated items, eliminations and other relate primarily to assets managed centrally on behalf of the three principal business segments.

Depreciation and Amortization

Years ended December 31,	2025	2024	2023
Commercial Airplanes	$455	$400	$464
Defense, Space & Security	221	209	219
Global Services	296	304	320
Centrally Managed Assets [1]	981	923	858
Total	$1,953	$1,836	$1,861

[1] Amounts shown in the table represent depreciation and amortization expense recorded by the individual business segments. Depreciation and amortization for centrally managed assets are allocated to business segments based on usage and occupancy. In 2025, $747 was allocated to the primary business segments, of which $361, $300 and $86 was allocated to BCA, BDS and BGS, respectively. In 2024, $705 was allocated the primary business segments, of which $339, $289 and $77 was allocated to BCA, BDS and BGS, respectively. In 2023, $650 was allocated to the primary business segments, of which $311, $264 and $75 was allocated to BCA, BDS and BGS, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Boeing Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost Estimates for Fixed-Price Development Contracts — Refer to Notes 1 and 15 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue over time for long-term contracts as goods are produced or services are rendered. The Company uses costs incurred as the method for determining progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods or rendering of services and comparing those costs to the estimated final revenue amount. Margins on fixed-price development contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. The operational and technical complexities of fixed-price development contracts create financial risk, which could increase the estimates of costs and result in lower margins or material reach-forward losses. The ongoing effects of supply chain and operational inefficiencies compound these complexities and related financial risks.

Given the operational and technical complexities of certain of the Company's fixed-price development contracts, including the KC-46A Tanker, Commercial Crew, VC-25B Presidential Aircraft, T-7A Redhawk, and MQ-25 contracts and the limited amount of historical data available in certain instances and significant judgments necessary to estimate future costs at completion, auditing these estimates involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cost estimates for the KC-46A Tanker, Commercial Crew, VC-25B Presidential Aircraft, T-7A Redhawk, and MQ-25 fixed-price development contracts included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used in developing its cost estimates.

- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key cost and schedule estimates, including the effects of supply chain and labor disruptions. We also evaluated the range and probabilities of reasonably possible outcomes, and where management set its point estimate within the range.

- We evaluated the appropriateness of the timing of the incorporation of changes to key cost estimates, including evaluating the timeline of key events and knowledge points that led to management's determination that a change in estimate was necessary.

- We inquired of project management, engineers, supply chain leadership, and others directly involved with the execution of contracts to evaluate management's ability to achieve the key cost and schedule estimates, as well as evaluate project status and challenges which may affect total estimated costs to complete.

- We observed the project work site to evaluate tangible or physical progress of the project against assumptions used by management in developing its cost and schedule estimates.

- We tested the accuracy and completeness of the key data used in developing estimates. We developed independent expectations of reasonable outcomes using the program's data and compared our expectations to management's estimates.

- We performed retrospective reviews when evaluating the thoroughness and precision of management's estimation process and effectiveness of the related internal controls by comparing actual outcomes to previous estimates and the related financial statement impact, and evaluating key judgments made by management when determining the timing of changes to key estimates.

- We tested the effectiveness of internal controls, including those over significant judgments made and assumptions used to develop key estimates, key data used in developing the cost estimates and the mathematical extrapolation of such data.

Program Accounting Estimates for the 777X program — Refer to Notes 1 and 9 to the financial statements

Critical Audit Matter Description

The Company uses program accounting to compute the cost of sales and margin for each commercial airplane program. However, as the 777X is a developmental program that has not yet delivered any aircraft, there is no cost of sales recorded unless the program has determined that estimated program costs exceed estimated program revenue, resulting in a reach-forward loss. The Company has recognized approximately $4.9 billion in reach-forward losses on the 777X program in 2025. The introduction of new aircraft programs brings increased risk related to meeting development, production, and certification timing. The 777X program is currently experiencing production challenges and certification delays, leading to significant uncertainty in the production schedule. These uncertainties could potentially result in production disruptions and delays to the timing of entry into service which further increases the complexity and subjectivity involved in management's cost and revenue estimates for the program. Production disruptions and delays to entry into service for the 777X program have also increased the risk associated with forecasted revenue estimates used in determining the program margin, primarily due to the difficulty in assessing the value of consideration expected to be provided to retain customers. Changes to cost estimates related to certification and production challenges, as well as changes in estimates for customer consideration could result in material reach-forward losses. Auditing the estimated costs and estimated customer consideration for the 777X program involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated costs and customer consideration for the 777X program included the following, among others:

- We evaluated the appropriateness and consistency of management's methods and assumptions in developing and updating cost estimates for the 777X program to complete production of aircraft meeting final certification specifications and address production challenges.

- We inquired with multiple members of Management, both inside and outside of accounting, to understand the current status of the 777X program, events affecting certification, delivery schedules, and production schedules, and the status of customer negotiations.

- We evaluated communications with regulatory bodies to assess consistency between management's certification timeline assumptions and cost and revenue estimates.

- We assessed the reasonableness of the Program's certification schedule and production costs, including performing a lookback analysis on management's ability to estimate certification timing and production unit time.

- We evaluated the appropriateness and consistency of management's methods and assumptions in developing and updating estimated customer consideration, including comparison to historical re-contracting outcomes and evaluation of customer communications.

- We conducted internet searches to identify reports related to the regulatory environment and customer statements. We evaluated whether any contradictory evidence existed that would indicate that the Program would not meet its certification timeline and planned production schedule and if any other media information was inconsistent with our knowledge of the Company and 777X program.

- We tested the effectiveness of internal controls, including those over significant judgments made and assumptions used to develop key estimates, key data used in developing the cost estimates, the mathematical extrapolation of such data, and management's judgment regarding the range of possible outcomes relating to the specific cost and estimated customer consideration.

Program Accounting Estimates for the 737 program — Refer to Notes 1 and 9 to the financial statements

Critical Audit Matter Description

The Company uses program accounting to compute the cost of sales and gross margin for each commercial airplane program. The process of determining a commercial airplane program's gross margin involves estimating the future revenue and costs of the program to complete the accounting quantity. The 737 program's production rate schedule continues to be an area of focus for the Company and subject to continued oversight from the Federal Aviation Administration (FAA). The influence of these factors over the 737 production rate schedule impacts the timing of future production rate increases and results in increased complexities and related financial risks. There is uncertainty in the 737 program's production rate schedule that could impact forecasted cost and revenue, with a corresponding impact to the 737 program's gross margin.

Specifically, the uncertainty in the 737 production rate schedule leads to greater subjectivity in management's determination of the related cost estimates. Therefore, given the uncertainty and significant judgments necessary to estimate the 737 program's future production rate schedule, auditing these cost estimates involved extensive audit effort, a high degree of auditor judgment, and required audit professionals with specialized industry experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the production rate schedule used in program accounting estimates for the 737 program included the following, among others:

- We inquired of those directly involved with the production line to evaluate production status and challenges which may affect the Program's ability to increase production rate.

- We assessed the ongoing communications between the FAA and Boeing on the continued monitoring of the production health.

- We assessed the status of the comprehensive product safety and quality plan and related production health metrics to evaluate if there was contradictory evidence that the Program would not meet its production rate schedule.

- We performed inquiries with multiple members of Management (both inside and outside of accounting) to understand the Program and Company's current status and events that could impact the production rate schedule.

- We performed internet searches to identify potential reports of regulatory requirements, remedies or business considerations, certification timeline, key suppliers delays and other indicators of further delays for the 737 production rate schedule. We evaluated whether any contradictory evidence existed that would indicate that the Program would not meet its planned production rate schedule and if any other media information was inconsistent with our knowledge of the Company and 737 program.

- We assessed the reasonableness of the Program's production rate schedule, including performing a lookback analysis on management's ability to estimate monthly production output.

- We tested the effectiveness of internal controls, including those over the production rate assumption and significant judgments made to develop the forecasted cost estimates for the 737 program.

/s/ Deloitte & Touche LLP

Seattle, Washington

January 30, 2026

We have served as the Company's auditor since at least 1934; however, an earlier year could not be reliably determined.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Boeing Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Boeing Company and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company, and our report dated January 30, 2026 expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Spirit AeroSystems Holdings, Inc., which was acquired on December 8, 2025, and whose financial statements constitute approximately 9 percent of Total assets and less than 1 percent of each Total revenues and Earnings from operations of the consolidated financial statement amounts for the year then ended. Accordingly, our audit did not include the internal control over financial reporting at Spirit AeroSystems Holdings, Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Seattle, Washington

January 30, 2026

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2025 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, did not include an assessment of the effectiveness of internal control over financial reporting of Spirit AeroSystems Holdings, Inc. (Spirit), which was acquired on December 8, 2025. The operating results of Spirit are included in our Consolidated Financial Statements from the period subsequent to the acquisition date and represent approximately nine percent of our Total assets as of December 31, 2025 and less than one percent of each our Total revenues and Earnings from operations for the year then ended. We will perform an assessment of the effectiveness of Spirit's internal control over financial reporting within one year of the date of acquisition.

Our internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who has issued an audit report which is included in Item 8 of this report and is incorporated by reference herein.

(c) Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2025, none of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Our executive officers and their ages as of January 30, 2026, are as follows:

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Uma M. Amuluru	48	Executive Vice President and Chief Human Resources Officer since April 2024. Ms. Amuluru joined Boeing in 2017 and her previous positions include Vice President and Assistant General Counsel, Boeing Defense, Space & Security from April 2023 to March 2024; Chief Compliance Officer and Vice President, Global Compliance from May 2020 to April 2023; and Vice President and Assistant General Counsel, Engineering, Test & Technology, IT and Manufacturing, Supply Chain & Operations from October 2018 to May 2020.
Dana S. Deasy	66	Chief Information Digital Officer and Senior Vice President, Information Digital Technology & Security since December 2024. Mr. Deasy most recently served as Chief Information Officer for the U.S. Department of Defense from 2018 to 2021. Prior to that, he served as Global Chief Information Officer and Managing Director of JPMorgan Chase & Co. from 2013 to 2017, and Global Chief Information Officer & Group Vice President of BP, Plc from 2007 to 2013.
Brett C. Gerry	54	Chief Legal Officer and Executive Vice President, Global Compliance since May 2020. Mr. Gerry previously served as Senior Vice President and General Counsel from May 2019 to May 2020; President of Boeing Japan from February 2016 to May 2019; Vice President and General Counsel, Boeing Commercial Airplanes from March 2009 to March 2016; and Chief Counsel, Network and Space Systems from September 2008 to March 2009.
Jesus Malave, Jr.	57	Executive Vice President and Chief Financial Officer since August 2025. Prior to joining Boeing, Mr. Malave served as Chief Financial Officer of Lockheed Martin Corporation from January 2022 to April 2025. Prior to that, he served as Senior Vice President and Chief Financial Officer of L3Harris Technologies, Inc. from June 2019 to January 2022. Mr. Malave previously served in various roles at United Technologies Corporation (UTC), including as Vice President and Chief Financial Officer of UTC's Carrier Corporation from April 2018 to June 2019; as Vice President and Chief Financial Officer of UTC's Aerospace Systems from January 2015 to April 2018; and as Head of Investor Relations from June 2012 to December 2014. Mr. Malave serves on the board of GE Vernova Inc.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Howard E. McKenzie	59	Chief Engineer and Executive Vice President, Engineering, Test & Technology since March 2023. Mr. McKenzie joined Boeing in 1987 and his previous positions include Vice President and Chief Engineer of Boeing Commercial Airplanes from August 2021 to March 2023; Vice President and Chief Engineer of Boeing Global Services from June 2020 to August 2021; Vice President of Boeing Test and Evaluation from June 2019 to June 2020; and Vice President and Chief Project Engineer for the 777 program from October 2017 to June 2019.
Brendan J. Nelson	67	Senior Vice President; President, Boeing Global since January 2023. Dr. Nelson previously served as President of Boeing Australia, New Zealand and South Pacific from February 2020 to January 2023. Prior to joining Boeing, he served as the Director of the Australian War Memorial from December 2012 to December 2019 and as the Australian Ambassador to Belgium, Luxembourg, the European Union and NATO from February 2010 to November 2012.
Robert K. Ortberg	65	President and Chief Executive Officer, and a member of the Board, since August 8, 2024. Mr. Ortberg's previous positions include Special Advisor to the Office of the Chief Executive Officer of RTX Corporation from February 2020 to March 2021 and Chief Executive Officer of Collins Aerospace, a United Technologies company, from December 2018 to February 2020. Prior to that, he served in a number of leadership positions at Rockwell Collins, Inc., including Chairman, President and Chief Executive Officer from 2015 to 2018; President and Chief Executive Officer from 2013 to 2015; President from 2012 to 2013; Executive Vice President, Chief Operating Officer of Government Systems from 2010 to 2012; and Executive Vice President, Chief Operating Officer of Commercial Systems from 2006 to 2010. Mr. Ortberg also serves on the board of directors of Aptiv PLC and served on the board of directors of RTX Corporation.
Stephen K. Parker	54	Executive Vice President; President and Chief Executive Officer of Boeing Defense, Space & Security since July 2025. Mr. Parker joined Boeing in 1988, and his previous positions include interim President and Chief Executive Officer of Boeing Defense, Space & Security from September 2024 to June 2025; Vice President and Chief Operating Officer, Boeing Defense, Space & Security from October 2022 to July 2025; Vice President and General Manager, Bomber & Fighters Division from March 2021 to October 2022; Vice President and General Manager, Vertical Lift from November 2019 to February 2021; Vice President and T-X Program Manager from October 2018 to November 2019; and Vice President and F-15 Program Manager from August 2016 to October 2018.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Stephanie F. Pope	53	Executive Vice President; President and Chief Executive Officer, Boeing Commercial Airplanes since March 2024. Ms. Pope joined Boeing in 1994, and her previous positions include Chief Operating Officer from January 2024 to February 2025, Executive Vice President, President and Chief Executive Officer, Boeing Global Services from April 2022 to December 2023; Vice President and Chief Financial Officer of Boeing Commercial Airplanes from December 2020 to March 2022; Vice President and Chief Financial Officer of Boeing Global Services from January 2017 to December 2020; Vice President of Finance and Controller for Boeing Defense, Space & Security from August 2016 to December 2016; and Vice President, Financial Planning & Analysis from February 2013 to July 2016.
D. Christopher Raymond	61	Executive Vice President, President and Chief Executive Officer, Boeing Global Services since January 2024. Mr. Raymond joined Boeing in 1986 and his previous positions include Senior Vice President and Chief Sustainability Officer from October 2020 to December 2023; Vice President of Sustainability, Strategy and Corporate Development from April 2019 to October 2020; Vice President and General Manager of Autonomous Systems, a division within Boeing Defense, Space & Security, from April 2015 to July 2018; and a series of other Vice President and General Manager of several businesses for Boeing Defense, Space & Security.
Ann M. Schmidt	50	Senior Vice President and Chief Communications & Brand Officer since December 2024. Ms. Schmidt joined Boeing in 2005, and her previous positions include interim Chief Communications Officer from August 2024 to December 2024; Vice President, Corporate Communications and Employee Engagement from December 2022 to July 2024; Vice President, Corporate Communications from January 2021 to December 2022; Director, Executive Council Business Operations and Chief of Staff to Boeing CEO from October 2016 to January 2021; and Director, Executive and Employee Communications, Boeing Commercial Airplanes from January 2013 to September 2016.
Jeffrey S. Shockey	59	Executive Vice President of Government Operations, Global Public Policy & Corporate Strategy since February 2025. Prior to that, Mr. Shockey most recently served as Senior Vice President, Global Government Relations of RTX Corporation from August 2021 to February 2025. From 2018 to 2021, Mr. Shockey served as Vice President of Global Sales and Marketing at Boeing. Mr. Shockey previously served as Vice President, Federal Affairs and International Policy of Boeing from January 2016 to January 2018. Prior to joining Boeing, Mr. Shockey served as Staff Director of the House Permanent Select Committee on Intelligence from 2015 to 2016.

Codes of Ethics. We have adopted a Code of Ethical Business Conduct for Directors; and the Boeing Code of Conduct that applies to all employees (together, the Codes of Conduct). The Codes of Conduct are posted on our website, www.boeing.com/company/general-info/corporate-governance.page. We intend to satisfy the disclosure requirements regarding any amendments to, or waivers of, the Codes of Conduct covering our CEO, CFO and/or Controller by posting such information on our website.

No family relationships exist among any of the executive officers, directors or director nominees.

Additional information required by this item will be included under "Election of Directors (Item 1) – Director Nominees," "Corporate Governance – Board Committees," and "Compensation Discussion and Analysis – Other Program Features and Policies – Insider Trading Policy," in our proxy statement, which will be filed with the SEC no later than 120 days after December 31, 2025 (the "2026 Proxy Statement"), and that information is incorporated by reference herein. We will provide disclosure of delinquent Section 16(a) reports, if any, in our 2025 Proxy Statement under "Stock Ownership Information - Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included under "Compensation Committee Report," "Compensation Discussion and Analysis," "Compensation of Executive Officers" (other than "Pay Versus Performance"), and "Compensation of Directors" in the 2026 Proxy Statement, and that information is incorporated by reference herein. The information contained in "Compensation Committee Report" shall not be deemed to be filed with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates such information into future filings under the Securities Act of 1933 or the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

Our equity compensation plans approved by our shareholders provide for the issuance of common stock to officers and other employees, directors and consultants. The following table sets forth information regarding outstanding stock options and stock units, and shares available for future issuance under these plans as of December 31, 2025:

Plan Category	Number of shares to be issued upon exercise of outstanding options and units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders[1]			
Stock options	1,299,095	$239.49	
Deferred compensation	442,995		
Other stock units[2]	5,417,239		
Equity compensation plans not approved by shareholders[3]	None	None	None
Total	7,159,329	$239.49	13,770,650 [4][5]

[1] Includes the employee stock purchase plan and the 2023 Incentive Stock Plan and its predecessor plan.

[2] Includes 585,184 shares of Boeing common stock issuable in respect of performance restricted stock units. The shares included represent the maximum number of shares that may be issued upon vesting if the maximum performance goal is achieved for the three-year performance period.

[3] Excludes 162,081 shares of Boeing common stock issuable in respect of outstanding awards originally granted under the Spirit AeroSystems Holdings, Inc. Amended and Restated 2014 Omnibus Incentive Plan, which the Company assumed and were automatically converted into restricted stock unit awards denominated in shares of Boeing common stock in connection with the Spirit Acquisition. No additional awards will be granted under this plan.

[4] Includes 11,068,738 shares issuable under our employee stock purchase plan. There were 83,905 shares subject to purchase under the employee stock purchase plan as of December 31, 2025.

[5] Excludes shares of Boeing common stock that may be offered and sold under our 401(k) Plan.

For further information, see Note 19 to our Consolidated Financial Statements.

The additional information required by this item will be included under "Stock Ownership Information" in the 2026 Proxy Statement, and that information is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included under "Corporate Governance - Related-Person Transactions," "Corporate Governance - Director Independence," and "Corporate Governance - Board Committees" in the 2026 Proxy Statement, and that information is incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

The information required by this item will be included under "Ratify the Appointment of Independent Auditor (Item 3) - Independent Auditor Fees" in the 2026 Proxy Statement, and that information is incorporated by reference herein.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1. **Financial Statements**

   Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

2. **Financial Statement Schedules**

   All schedules are omitted because they are not applicable, not required or the information is included in the consolidated financial statements.

3. **Exhibits**

2.1†	Agreement and Plan of Merger, dated June 30, 2024, by and among Spirit AeroSystems Holdings, Inc., The Boeing Company and Sphere Acquisition Corp. (Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 1, 2024)
2.2†	Membership Interest Purchase Agreement, dated as of April 22, 2025, among The Boeing Company, JNPR Aero, LLC and Project Maroon, LLC (Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 22, 2025)
3.1	Amended and Restated Certificate of Incorporation of The Boeing Company dated May 5, 2006 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 1, 2006)
3.2	By-Laws of The Boeing Company, as amended and restated, effective August 29, 2023 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 29, 2023)
3.3	Certificate of Designations, filed with the Secretary of State of the State of Delaware and effective October 31, 2024 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated October 28, 2024)
4.1	Description of The Boeing Company Securities Registered under Section 12 of the Exchange Act (Exhibit 4.1 to the Company's Form 10-K for the year ended December 31, 2024)
4.2	Senior Debt Securities Indenture dated as of February 1, 2003, between The Boeing Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank), as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Form S-3 dated March 9, 2009)

4.3	First Supplemental Indenture, dated as of May 1, 2024 between The Boeing Company and The Bank of New York Mellon, N.A., as successor trustee to JPMorgan Chase Bank, as Trustee (Exhibit 4.1 to the Company's Current Report on Form 8-K dated April 29, 2024)
4.4	Form of Certificate for the 6.00% Series A Mandatory Convertible Preferred Stock (Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 28, 2024)
4.5	Deposit Agreement, dated as of October 31, 2024, among The Boeing Company, Computershare Inc. and Computershare Trust Company, N.A., acting jointly as Depositary, and the holders from time to time of the depositary receipts described therein (Exhibit 4.2 to the Company's Current Report on Form 8-K dated October 28, 2024)
4.6	Form of Depositary Receipt for the Depositary Shares (Exhibit 4.3 to the Company's Current Report on Form 8-K dated October 28, 2024)
10.1	Five-Year Credit Agreement, dated as of August 24, 2023, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 24, 2023)
10.2	Five-Year Credit Agreement, dated as of May 15, 2024, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Citibank N.A. and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book managers (Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 15, 2024)
10.3	364-Day Credit Agreement, dated as of August 25, 2025, among The Boeing Company for itself and on behalf of its Subsidiaries, as a Borrower, the Lenders party hereto, Citibank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A. as Syndication Agent and Citibank, N.A. and JPMorgan Chase Bank N.A., as Joint Lead Arrangers and Joint Book Managers (Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 25, 2025)
10.4	Joint Venture Master Agreement, dated as of May 2, 2005, by and among Lockheed Martin Corporation, The Boeing Company and United Launch Alliance, L.L.C. (Exhibit (10)(i) to the Company's Form 10-Q for the quarter ended June 30, 2005)
10.5	Delta Inventory Supply Agreement, dated as of December 1, 2006, by and between United Launch Alliance, L.L.C. and The Boeing Company (Exhibit (10)(vi) to the Company's Form 10-K for the year ended December 31, 2006)
10.6	Non-Prosecution Agreement, dated May 29, 2025 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 29, 2025)
10.7	Summary of Non employee Director Compensation (Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2019)*
10.8	Deferred Compensation Plan for Directors of The Boeing Company, as amended and restated effective January 1, 2008 (Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 28, 2007)*
10.9	The Boeing Company Global Annual Incentive Plan, as amended and restated effective January 1, 2026 (formerly known as The Boeing Company Annual Incentive Plan)*

10.10	The Boeing Company 1997 Incentive Stock Plan, as amended effective May 1, 2000, and further amended effective January 1, 2008 (Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 28, 2007)*
10.11	Supplemental Executive Retirement Plan for Employees of The Boeing Company, as amended and restated effective June 1, 2021 (Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2023)*
10.12	Amendment No. 1 to the Supplemental Executive Retirement Plan for Employees of The Boeing Company, effective October 31, 2025*
10.13	The Boeing Company Executive Supplemental Savings Plan, as amended and restated effective January 1, 2025 (Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2024)*
10.14	Amendment No. 1 to The Boeing Company Executive Supplemental Savings Plan, effective April 23, 2025*
10.15	Amendment No. 2 to The Boeing Company Executive Supplemental Savings Plan, effective January 1, 2025*
10.16	The Boeing Company Executive Layoff Benefits Plan, as amended and restated effective January 1, 2025 (Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2024)*
10.17	The Boeing Company 2003 Incentive Stock Plan, as amended and restated effective January 1, 2025 (Exhibit 10.14 to the Company's Form 10-K for the year ended December 31, 2024)*
10.18	The Boeing Company 2023 Incentive Stock Plan, as amended and restated effective January 1, 2025 (Exhibit 10.15 to the Company's Form 10-K for the year ended December 31, 2024)*
10.19	Form of U.S. Notice of Terms of Non-Qualified Stock Option (Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2021)*
10.20	Form of International Notice of Terms of Non-Qualified Stock Option (Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2021)*
10.21	Form of Notice of Terms of Supplemental Non-Qualified Stock Option (Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 29, 2021)*
10.22	Form of U.S. Notice of Terms of Non-Qualified Premium-Priced Stock Option (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.23	Form of International Notice of Terms of Non-Qualified Premium-Priced Stock Option (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2022)*
10.24	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.25	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (Stock-Settled) (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.26	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2023)*
10.27	Form of International Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Stock-Settled) (Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2023)*

10.28	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.29	Form of International Notice of Terms of Long-Term Incentive Restricted Stock Units (Stock-Settled) (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.30	Form of U.S. Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.31	Form of International Notice of Terms of Long-Term Incentive Performance Restricted Stock Units (Stock-Settled) (Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2024)*
10.32	Form of U.S. Notice of Terms of Cash Based Award for CEO (Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 30, 2024)*
10.33	Form of U.S. Notice of Terms of Supplemental Restricted Stock Units for CEO (Exhibit 10.2 to the Company's Current Report on Form 8-K dated July 30, 2024)*
10.34	Form of U.S. Notice of Terms of Performance Non-Qualified Stock Option for CEO (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 30, 2024)*
10.35	Form of U.S. Notice of Terms of Supplemental Restricted Stock Units (Exhibit 10.44 to the Company's Form 10-K for the year ended December 31, 2024)*
10.36	Form of U.S. Notice of Terms of Long-Term Incentive Non-Qualified Premium-Priced Stock Option (Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2025)*
10.37	Form of Non-U.S. Notice of Terms of Long-Term Incentive Non-Qualified Premium-Priced Stock Option (Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2025)*
10.38	Form of U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2025)*
10.39	Form of Non-U.S. Notice of Terms of Long-Term Incentive Restricted Stock Units (Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2025)*
10.40	Form of U.S. Notice of Terms of Supplemental Restricted Stock Units (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2025)*
10.41	Form of U.S. Notice of Terms of Cash-Based Award (Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 27, 2025)*
10.42	Form of U.S. Notice of Terms of Supplemental Non-Qualified Premium-Priced Stock Options (Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 27, 2025)*
10.43	Letter Agreement with Jesus Malave (Exhibit 10.5 to the Company's Form 10-Q for the quarter ended June 30, 2025)*ϕ
19	The Boeing Company Insider Trading Policy (Exhibit 19 to the Company's Form 10-K for the year ended December 31, 2024)
21	List of Company Subsidiaries
22	Subsidiary Guarantor and Issuer of Guaranteed Securities
23	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
97	The Boeing Company Clawback Policy (Exhibit 97 to the Company's Form 10-K for the year ended December 31, 2023)
99.1	Commercial Program Method of Accounting (Exhibit (99)(i) to the Company's Form 10-K for the year ended December 31, 1997)
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document contained in Exhibit 101

† Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will provide a copy of omitted schedule and/or exhibit to the SEC upon request.

ϕ Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon request.

* Management contract or compensatory plan.

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of the Company are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2026


THE BOEING COMPANY
(Registrant)


By: /s/ Michael J. Cleary

Michael J. Cleary – Senior Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 30, 2026.

/s/ Robert K. Ortberg	/s/ Lynn J. Good
Robert K. Ortberg – President and Chief Executive Officer and Director (Principal Executive Officer)	Lynn J. Good – Director
/s/ Jesus Malave, Jr.	/s/ Stayce D. Harris
Jesus Malave, Jr. – Executive Vice President and Chief Financial Officer (Principal Financial Officer)	Stayce D. Harris – Director
/s/ Michael J. Cleary	/s/ Akhil Johri
Michael J. Cleary – Senior Vice President and Controller (Principal Accounting Officer)	Akhil Johri – Director
/s/ Robert A. Bradway	/s/ David L. Joyce
Robert A. Bradway – Director	David L. Joyce – Director
/s/ Mortimer J. Buckley III	/s/ Steven M. Mollenkopf
Mortimer J. Buckley – Director	Steven M. Mollenkopf – Chair of the Board
/s/ Lynne M. Doughtie	/s/ John M. Richardson
Lynne M. Doughtie – Director	John M. Richardson – Director
/s/ David L. Gitlin	/s/ Bradley D. Tilden
David L. Gitlin – Director	Bradley D. Tilden – Director

Cautionary Note About Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "should," "expects," "intends," "projects," "plans," "believes," "estimates," "targets," "anticipates," and other similar words or expressions, or the negative thereof, generally can be used to help identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future financial condition and operating results, industry projections and outlooks, plans, objectives and goals, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on expectations and assumptions that we believe to be reasonable when made, but that may not prove to be accurate.

Forward-looking statements are not guarantees and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Among these factors are risks related to: (1) general conditions in the economy and our industry, including those due to regulatory changes; (2) our reliance on our commercial airline customers; (3) the overall health of our aircraft production system, production quality issues, commercial airplane production rates, our ability to successfully develop and certify new aircraft or new derivative aircraft, and the ability of our aircraft to meet stringent performance

and reliability standards; (4) changing budget and appropriation levels and acquisition priorities of the U.S. government, as well as significant delays in U.S. government appropriations; (5) our dependence on our subcontractors and suppliers, as well as the availability of highly skilled labor and raw materials; (6) work stoppages or other labor disruptions; (7) competition within our markets; (8) our non-U.S. operations and sales to non-U.S. customers, including tariffs, trade restrictions and government actions; (9) changes in accounting estimates; (10) realizing the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures, including anticipated synergies and quality improvements related to our acquisition of Spirit AeroSystems Holdings Inc.; (11) our dependence on U.S. government contracts; (12) our reliance on fixed-price contracts; (13) our reliance on cost-type contracts; (14) contracts that include in-orbit incentive payments; (15) management of a complex, global IT infrastructure; (16) compromised or unauthorized access to our, our customers' and/or our suppliers' information and systems; (17) potential business disruptions, including threats to physical security or our information technology systems, extreme weather (including effects of climate change) or other acts of nature, and pandemics or other public health crises; (18) potential adverse developments in new or pending litigation and/or government inquiries or investigations; (19) potential environmental liabilities; (20) effects of climate change and legal, regulatory or market responses to such

change; (21) credit rating agency actions and our ability to effectively manage our liquidity; (22) substantial pension and other postretirement benefit obligations; (23) the adequacy of our insurance coverage; (24) the dilutive effect of future issuances of our common stock; and (25) the preferential treatment of our 6% mandatory convertible preferred stock.

Additional information concerning these and other factors can be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Non-GAAP Measures

Reconciliation of GAAP Measures to Non-GAAP Measures

The table below reconciles the non-GAAP financial measures of Core operating loss and Core loss per share with the most directly comparable GAAP financial measures of Loss from operations and Diluted loss per share. See pages 47-48 of Form 10-K.

U.S. dollars in millions, except per share data

	2025	2024	2023	2022	2021
Revenues	**89,463**	66,517	77,794	66,608	62,286
Earnings/(loss) from operations, as reported	**4,281**	(10,707)	(773)	(3,519)	(2,870)
Operating margins	**4.8%**	(16.1%)	(1.0%)	(5.3%)	(4.6%)
Pension FAS/CAS service cost adjustment	**(784)**	(811)	(799)	(849)	(882)
Postretirement FAS/CAS service cost adjustment	**(261)**	(293)	(257)	(294)	(291)
FAS/CAS service cost adjustment	**(1,045)**	(1,104)	(1,056)	(1,143)	(1,173)
Core operating earnings/(loss) (non-GAAP)	**3,236**	(11,811)	(1,829)	(4,662)	(4,043)
Core operating margins (non-GAAP)	**3.6%**	(17.8%)	(2.4%)	(7.0%)	(6.5%)
Diluted earnings/(loss) per share, as reported	**2.48**	(18.36)	(3.67)	(8.30)	(7.15)
Pension FAS/CAS service cost adjustment	**(1.03)**	(1.26)	(1.32)	(1.43)	(1.50)
Postretirement FAS/CAS service cost adjustment	**(0.34)**	(0.45)	(0.42)	(0.49)	(0.49)
Nonoperating pension income	**(0.24)**	(0.74)	(0.87)	(1.47)	(0.91)
Nonoperating postretirement income	**(0.02)**	(0.11)	(0.10)	(0.10)	—
Provision for deferred income taxes on adjustments	**0.34**	0.54	0.57	0.73	0.61
Core earnings/(loss) per share (non-GAAP)	**1.19**	(20.38)	(5.81)	(11.06)	(9.44)
Diluted weighted average common shares outstanding (in millions)	**762.3**	646.9	605.8	594.9	587.6

Selected Programs, Products and Services

Boeing Commercial Airplanes   Stephanie F. Pope, Executive Vice President; President and CEO, Boeing Commercial Airplanes; Renton, Washington, USA

---

737 Family   **Orders:** 13,644*   **Deliveries:** 9,240*

737-7



737-8



737-9



737-10



The 737 MAX family includes the 737-7, 737-8 (and a high-capacity version — the 737-8-200), 737-9 and 737-10, as well as Boeing Business Jets models. Each model offers important benefits to operators, from lower fuel consumption to improved efficiency and performance.

More than 140 customers and operators around the world have placed firm orders for over 7,000 737 MAX airplanes. By the end of 2025, Boeing had delivered more than 2,100 737 MAX airplanes. Together, the fleet has flown more than 7 million revenue flights totaling more than 19 million flight-hours.

---

767 Family   **Orders:** 1,445*   **Deliveries:** 1,351*

767-300 Freighter



767-2C



The 767-300 Freighter, based on the 767-300ER (Extended Range), is an exceptionally fuel-efficient freighter per trip for the medium widebody cargo market.

The 767 Freighter also offers excellent operational flexibility, low noise levels, the most efficient payload configuration and an all-digital flight deck to support time-critical cargo schedules even at airports with stringent noise and emissions standards.

The 767-2C is the commercial platform of the KC-46A Pegasus tanker variant and is based on the 767-200ER airframe.

*Amounts are as of Dec. 31, 2025. Orders are presented net of ASC 606 adjustments.

Selected Programs, Products and Services

Boeing Commercial Airplanes

continued

777/777X Family

Orders: 2,382 (total for all 777s, including 777X)*; 1,822 (777)*; 560 (777X)* **Deliveries:** 1,776*

777-200LR



777-300ER



777 Freighter



777-8



777-9



777-8 Freighter



Renowned for its efficiency, industry-leading reliability and passenger comfort, the Boeing 777 family helps operators create long-range success around the world. That's why so many of the world's elite airlines fly the 777, and 12 leading customers have already ordered the newest passenger members of the 777X family — the 777-8 and 777-9. The 777-8 and 777-9 passenger airplanes feature breakthroughs in aerodynamics and engines to further advance Boeing's market-leading widebody family. The 777-9 will offer greater efficiency, expected to deliver 20% lower fuel use and emissions per seat than the 777-300ER and 10% lower operating costs than the competition.

The superior range (up to 8,745 nautical miles [16,190 kilometers] for the 777-8) and payload capability (seating 426 in a typical two-class configuration for the 777-9) give operators an advantage in the world's fastest-growing markets. The 777-8 and 777-9 offer customers low-risk, profitable growth for the future. For even greater flexibility, the 777-8 and 777-9 will integrate seamlessly with today's 777 and 787 Dreamliner families, already proven partners in fleets around the world.

Performance is just part of the story with the 777-8 and 777-9. With a wider cabin, innovative custom architecture and passenger comfort advancements from the 787 Dreamliner, they will offer an exceptional flight experience. The 777 family also includes the 777 Freighter, Boeing's bestselling freighter of all time. With 224,900 pounds (102 tonnes) of revenue payload capability, the 777 Freighter is the largest and longest-range twin-engine freighter available today, with the lowest trip costs of any large freighter.

Featuring advanced technology from the new 777X and proven performance from the 777 Freighter, the 777-8 Freighter offers the highest payload and lower operating cost per tonne, perfect for operators creating a more sustainable and profitable future. With nearly identical payload and range capabilities, 30% better fuel efficiency and emissions, 25% better operating costs per tonne and a noise footprint up to 60% smaller, the 777-8 Freighter will be the ideal choice as operators replace aging 747-400 Freighters later this decade.

In addition to passenger jets, the 777, 777-8 and 777-9 are superior business jets. Boeing launched the 777X line of Boeing Business Jets with the BBJ 777-8 and BBJ 777-9. The BBJ 777X will offer the largest cabin and longest range of any twin-engine business jet — capable of flying nonstop between any two cities on Earth.

*Amounts are as of Dec. 31, 2025. Orders are presented net of ASC 606 adjustments.

Selected Programs, Products and Services

Boeing Commercial Airplanes   continued

---

787 Dreamliner Family   **Orders:** 2,275*   **Deliveries:** 1,249*

787-8 Dreamliner



787-9 Dreamliner



787-10 Dreamliner



The 787 Dreamliner is the most innovative commercial airplane family flying today. The airplane's combination of capability, efficiency, reliability and sustainability allows operators to profitably open new routes, flying people directly where they'd like to go in exceptional comfort.

Boeing designed the 787 Dreamliner to bring big-jet range and speed to a midsize airplane. Since entering service, the 787 family has made more than 520 new nonstop routes possible with up to 25% lower fuel consumption than the airplanes it replaces.

The 787 Dreamliner family's long range (up to 7,565 nautical miles [14,010 kilometers]) and large payload capability (up to 336 passengers in a typical two-class configuration) provide operators with unprecedented fuel efficiency, low operating costs and excellent cargo capacity.

Boeing Business Jets also offers 787-8, 787-9 and 787-10 models, which provide the range to fly nonstop almost anywhere in the world.

The revolutionary, award-winning design of the 787 Dreamliner delivers an unrivaled flying experience preferred by passengers around the world. The 787 continues to play a transformational role in how airlines build and expand networks, while delighting passengers in the process. It features the largest windows of any widebody airplane, a lower cabin pressurization altitude with more comfortable humidity, large overhead bins, soothing LED lighting and technology to provide a smoother ride. All of these features allow passengers to arrive at their destinations feeling more refreshed.

*Amounts are as of Dec. 31, 2025. Orders are presented net of ASC 606 adjustments.

Selected Programs, Products and Services

Boeing Defense, Space & Security

Stephen Parker, Executive Vice President; President and CEO, Boeing Defense, Space & Security; St. Louis, Missouri, USA

Military Rotorcraft

Deliveries: 19 AH-64 Apache (new); 42 AH-64 Apache (remanufactured); 3 CH-47 Chinook (new); 11 CH-47 Chinook (renewed); 9 MH-139A Grey Wolf

AH-64 Apache



CH-47 Chinook



MH-139A Grey Wolf



V-22 Osprey



Boeing is reshaping the next generation of military rotorcraft by pairing proven airframes with cutting-edge technologies to meet the needs of defense forces worldwide. Our rotorcraft lineup includes the H-47 Chinook for medium-to-heavy-lift cargo missions, the AH-64 Apache attack helicopter, the AH-6 Little Bird for light attack and reconnaissance, the V-22 Osprey tiltrotor that blends helicopter vertical lift with airplane speed and range, and the newest addition, the multimission MH-139A Grey Wolf.

U.S. services branches — the Army, Navy, Air Force and Marines — along with allied forces in more than 20 countries, rely on Boeing rotorcraft to carry out global missions today and into the future.

Global demand for these products remains strong. During 2025, Boeing delivered the first AH-64E Apache attack helicopters to the Royal Moroccan Air Force and Australian Army, while completing the British Army's fleet of 50 remanufactured aircraft and Indian Army's fleet of six new-build aircraft. In November 2025, the U.S. Army awarded Boeing a nearly $4.7 billion contract that included 96 AH-64E Apaches for Poland — the largest order outside the United States in the program's history. The company also continues to evolve the Apache for the future to support the Army's transformation vision, having conducted the final Software Baseline Verification Test and virtual demos integrating Launched Effects on the newest E-model Apache known as Version 6.5.

The Army approved a rapid fielding effort in September 2025 that will streamline acquisition and production of the CH-47F Block II — the next iteration of the tandem rotor heavy-lift aircraft that expands lift and reach capabilities and serves as a foundation for affordable future upgrades.

Throughout 2025, the company was awarded numerous contracts. In addition to the Apache award, the Army contracted Boeing to produce nine CH-47F Block II and 10 MH-47G Block II aircraft while the U.S. Air Force and U.S. Navy awarded Boeing contracts for eight MH-139A aircraft and five CMV-22 aircraft.

Boeing completed four more Army CH-47F Block II Chinook deliveries and began production of the first CH-47F Block II aircraft for Germany.

The MH-139A program continues to make progress. The Air Force completed its Initial Operational Test and Evaluation, paving the way for a full-rate production decision in 2026. During 2025, Boeing completed deliveries to Malmstrom Air Force Base, the first operational unit to receive its full fleet of aircraft.

The V-22 program officially completed its program of record with Air Force Special Operations Command, delivering the final CV-22 Osprey in partnership with Bell Textron Inc. to close out an order of 56 aircraft. The Boeing team also completed production of the final fuselage for the Marines MV-22 aircraft. The program continues to focus on delivering remaining orders for the Navy as it prepares to conclude production and transition to sustainment support.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Air Dominance and Global Strike

Deliveries: 14 F/A-18 Models; 9 F-15 Models

EA-18G Growler



F/A-18E/F Super Hornet



F-15EX Eagle II



T-7A Red Hawk



B-52

Boeing delivers advanced, affordable, complementary air power with next-generation capabilities that are ready now. Platforms include the digitally transformed F-15EX Eagle II; the Block III F/A-18 Super Hornet and Super Hornets that have gone through the Service Life Modification (SLM) line; the EA-18G Growler, which remains the most advanced airborne electronic attack platform in service; the T-7A Advanced Pilot Training System, which will prepare all future U.S. Air Force fighter and bomber pilots; and the F-47 Next-Generation Air Dominance (NGAD) Platform.

As the cornerstone of the NGAD Family of Systems, the F-47 is the world's first sixth-generation fighter. It is designed to integrate next-generation stealth, sensor fusion, and long-range strike capabilities to counter the most sophisticated adversaries in contested environments. Its adaptability and modular design ensure seamless integration with emerging technologies, positioning it as a dominant platform for decades to come. In March 2025, the Air Force awarded Boeing the contract for the Engineering and Manufacturing Development (EMD) of the platform. The EMD phase includes maturing, integrating and testing all aspects of the F-47. This phase will produce a small number of test aircraft for evaluation. The contract also includes options for low-rate initial production.

The Air Force awarded Boeing a nearly $1.2 billion contract in 2020 for its first lot of eight F-15EX fighter aircraft. During 2024, Boeing completed Lot 1 deliveries, including two combat-capable F-15EX to the Oregon Air National Guard, triggering the Air Force to declare initial operating capability. In 2025, Boeing delivered an additional seven combat-capable F-15EX aircraft to the Oregon Air National Guard, bringing their fleet to nine. Boeing is currently on contract with the Air Force to build lots 2 through 6 for a total of 98 aircraft. The F-15 Eagle Passive Active Warning Survivability System (EPAWSS) modification program, which expands the capabilities of F-15Es already in the fleet, is inducting Air Force F-15Es into the program and delivering those back to the Air Force equipped with current-generation Electronic Warfare capability. In 2019, Boeing was awarded a contract to build an additional 12 F-15QA fighter jets for the Qatar Emiri Air Force, and during 2025, Boeing completed the delivery of the 12 F-15QA jets. In December 2025, Boeing was awarded an $8.6 billion contract to design, integrate, instrument, test, produce and deliver 25 F-15IA aircraft to the Israeli Air Force, with an option to produce and deliver an additional 25 jets; additionally, other countries have announced interest in both new-build aircraft and upgrade options for existing fleets.

The F/A-18 Super Hornet delivers next-generation multirole strike fighter capability and has open architecture hardware ready to outpace emerging threats well into the future. In 2024, Boeing and the Navy signed a contract for 17 additional Block III F/A-18 Super Hornets, which will carry new-build production into 2027. The F/A-18 SLM line, which extends the life and capabilities of Super Hornets already in the fleet, is inducting the Navy Block II Super Hornets into the program and delivering those fighters back to the Navy with Block III capability and additional flight-hours.

EA-18G Growler modifications are underway, and Boeing and the Navy will modernize and upgrade the entire Growler fleet, including the addition of some Block III F/A-18 Super Hornet capability.

The Air Force designated the T-7A Red Hawk advanced trainer as a pathfinder in digital design, manufacturing and flight testing. The contract, awarded in 2018 and the Air Force program of record, calls for 351 jets and 46 high-resolution simulators embracing live-virtual- constructive capabilities and associated ground support equipment. All five engineering and manufacturing

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Air Dominance and Global Strike

development (EMD) jets have been contractually delivered to the Air Force, with the first Red Hawk being delivered to Joint Base San Antonio-Randolph AFB, Texas — Home to the Air Force Air Education and Training Command in 2025. Initial production has also started in St. Louis and a robust flight-test program continues there and at Edwards AFB, California. The T-7A Red Hawk is designed to improve pilot training and prepare a new generation of fighter and bomber pilots for future missions.

The Boeing B-52 provides the U.S. with immediate nuclear and conventional global strike capability. With a high mission-capable rate, large payload capacity, long range and persistence, and the ability to employ both nuclear and conventional precision standoff weapons, the B-52 remains a cornerstone of U.S. national security and strategic deterrence. In 2025, Boeing delivered the first B-52 Radar Modernization Program (RMP) rapid prototype aircraft to the Air Force for testing at Edwards Air Force Base in California. The RMP upgrades are a critical part of the B-52's broader modernization efforts to keep U.S. global strike capability ahead of threats through the 2050s and beyond. Additionally, Boeing was awarded a $2 billion contract from the Air Force to continue development of the B-52 Commercial Engine Replacement Program. As part of this effort, Boeing will modify and test two B-52 aircraft with engine upgrades in advance of full-rate production. The aircraft will also receive an upgraded power generation and distribution system, hydraulic and pneumatic systems, cockpit controls and displays, flight avionics and onboard engine start capability.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Commercial Derivatives

Deliveries: 14 KC-46A Pegasus; 6 P-8A Poseidon

C-32



C-40A



KC-46A



P-8



E-7 Airborne Early Warning and Control (AEW&C)

VC-25B



Boeing commercial derivative aircraft combine the versatility of commercial airplanes with advanced military capability to support global security requirements. Boeing commercial derivative aircraft programs include the KC-46A Pegasus aerial refueling tanker, derived from the 767-2C; the P-8 maritime patrol aircraft, derived from the Next-Generation 737-800; the E-7 Airborne Early Warning & Control (AEW&C) platform, derived from the Next-Generation 737-700; and the VC-25B presidential aircraft, based on a uniquely modified 747-8 Intercontinental platform. Boeing has designed and produced commercial derivative aircraft for more than half a century.

The KC-46A is the world's most advanced multimission tanker. The KC-46A continues to demonstrate its unparalleled capabilities, having flown more than 150,000 flight-hours and offloaded more than 400 million pounds (181 million kilograms) of fuel to receivers globally. In November 2025, the Air Force awarded Boeing a Lot 12 production contract for 15 additional Pegasus multimission tankers, bringing the global contract total to 183 aircraft and enhancing capability for the joint force and allies. Boeing has delivered 101 KC-46A tankers to the Air Force, six KC-46A tankers to the Japan Air Self-Defense Force, and is on contract to provide four KC-46A tankers for the Israel Air Force.

Boeing currently has 207 P-8s on contract, with 176 P-8 aircraft delivered to global customers. Customers include the United States, Australia, India, the United Kingdom, Norway, New Zealand, Republic of Korea, Germany and most recently Canada. The active global operating fleet has amassed more than 700,000 flight-hours. During 2025, Boeing delivered the first P-8A for the German Navy. There continues to be demand for the P-8 as it evolves to meet the needs of today's mission while maintaining the economies-of-scale advantage of military derivative aircraft.

The E-7 AEW&C aircraft continues to demonstrate its proven capabilities for the Royal Australian Air Force (RAAF), Turkish Air Force and Republic of Korea Air Force. Boeing is manufacturing two U.S. E-7A AEW&C aircraft under a contract awarded by the Air Force in August 2024. In 2025, the RAAF E-7 Wedgetail demonstrated its manned-unmanned teaming capabilities with the MQ-28 Collaborative Combat Aircraft to target a fighter-class drone. There are three Next-Generation 737 aircraft undergoing E-7 modification in Birmingham, UK, with a Line Engineering Building opened at Royal Air Force Lossiemouth to support the Wedgetail upon its arrival.

Boeing continues to make great strides in the VC-25B program's modification phase, which includes major structural modifications, electrical power upgrades, a mission communication system, a medical facility, the executive interior and autonomous ground operations capabilities. The work on the two 747-8 Intercontinental aircraft is being performed at a Boeing facility in San Antonio.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Autonomous Systems

MQ-25 Stingray



MQ-28 Ghost Bat



Orca Extra Large Unmanned Undersea Vehicle (XLUUV)



Insitu Systems



Liquid Robotics Wave Glider



From seabed to space, Boeing autonomous systems improve safety and increase the success of human-directed missions with platforms such as Boeing's MQ-25, MQ-28 and Orca Extra Large Unmanned Undersea Vehicle (XLUUV). Subsidiary offerings including the Insitu ScanEagle, Integrator, Integrator Extended Range and Integrator VTOL as well as the Liquid Robotics Wave Glider deliver expanded autonomy mission sets for customers around the world.

During 2025, Boeing moved the first Engineering Development Model (EDM) MQ-25A Stingray™ from St. Louis to the MQ-25 production facility at MidAmerica St. Louis Airport in Mascoutah, Illinois, to begin final assembly. The transported MQ-25A was the first aircraft to arrive and enter production at the brand-new $200 million, 300,000-square-foot (27,871-square-meter) manufacturing facility. After its arrival, Boeing completed final assembly and handed the aircraft over to the Navy to begin ground testing. The aircraft has now received its flight-certified software, completed its initial engine runs and is receiving commands from the Unmanned Carrier Aviation Mission Control System (UMCS), marking a significant advancement toward the first MQ-25A flight planned for early 2026.

Boeing also continues to test and validate the design of the MQ-25A, and this year completed all of the required first-flight condition tests on the Static Test Article, a critical structural evaluation that validates design integrity and clears the initial EDMs for flight testing. The Static Test Article is now preparing for drop testing — a key demonstration to verify that the unmanned aerial refueler can safely land and recover on the flight deck of a Navy aircraft carrier.

Additionally, Boeing and the Navy signed a $26.8 million contract modification to accelerate production of two MQ-25A aircraft at the MidAmerica facility — System Demonstration Test Article #3 (SDTA3) and the Fatigue Test Article. SDTA3 will be the first MQ-25A built start to finish at MidAmerica, allowing for early learning prior to low-rate initial production.

In 2025, Boeing and the RAAF proved the operational effectiveness of the MQ-28 Collaborative Combat Aircraft (CCA) through the successful completion of a series of RAAF-defined demonstrations. This included deployment to an operational RAAF base, teaming with an E-7A Wedgetail AEW&C aircraft, data fusion and sharing between multiple MQ-28 aircraft and transmission of that data to a crewed platform. The year ended with a historic milestone: teaming an MQ-28 with a RAAF E-7A Wedgetail and F/A-18F Super Hornet to fire a missile and destroy a fighter-class target drone. With more than 100 flights and 150 flight-hours completed to date, the MQ-28 program is one of the most mature CCA programs in allied nations.

The Orca Extra Large Unmanned Undersea Vehicle (XLUUV) program was established in 2017 to address an emergent operational need. The Orca XLUUV is a long-endurance autonomous submarine that measures 51 feet (16 meters) in length and 8.5 feet (2.6 meters) across. The vehicle can accommodate a 34-foot (10-meter) payload section for a total length of 85 feet (26 meters), and can carry Unmanned Undersea Vehicles (UUVs) of various sizes within its payload section. The modular payload section can alternatively house a wide variety of mission-relevant payloads.

Delivery of the first Orca XLUUV prototype vehicle, XLE0, occurred in December 2023. Boeing completed risk reduction and integration testing of XLE0 in 2024. Boeing delivered XLE1, the first operational vehicle, in September 2025, and in coordination with the Navy is completing its Operational, Test and Evaluation program. Boeing is continuing fabrication of the remaining operational vehicles, for a total of five operational vehicles. The operational Orca

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

Autonomous Systems

XLUUVs will augment traditional undersea systems. Throughout the test program, the Navy's Unmanned Undersea Vehicle Squadron will continue to gain valuable insight and experience in vehicle operations.

Uncrewed aerial vehicle systems (UAS) such as the Integrator Extended Range offered by Boeing subsidiary Insitu provide additional capability with satellite-enabled communications. With offices in the United States, Australia, the United Kingdom and the United Arab Emirates, Insitu manufactures a family of runway-independent, long-endurance UAS, including the ScanEagle, Integrator and Integrator Extended Range, which have logged nearly 1.5 million flight-hours supporting the armed forces of more than 35 nations. With three decades of experience and more than 3,500 uncrewed aircraft manufactured, Insitu's technologies help defense and government customers around the globe make quicker, more informed decisions to get the warfighter home safely.

In 2025, Liquid Robotics released a new, larger variant of the Wave Glider Uncrewed Surface Vehicle (USV), allowing for additional payload capacity, increased energy storage, and longer missions in austere and extreme environments. Wave Gliders also set a new benchmark, surpassing over 3 million nautical miles (6 million kilometers) in cumulative distance traveled. Liquid Robotics continues to grow its market share through delivering and supporting national and international defense customers.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Precision Engagement Systems

Joint Direct Attack Munition (JDAM)

JDAM Extended Range (JDAM ER)

Laser JDAM



Small Diameter Bomb (SDB)

Ground Launched SDB (GLSDB)

SDB



Harpoon



Standoff Land Attack Missile Expanded Response (SLAM ER)



Ground-Based Midcourse Defense (GMD)

Ground-Based Interceptor (GBI)

Minuteman III Intercontinental Ballistic Missile (ICBM)




Patriot Advanced Capability-3 (PAC-3) Seeker



Boeing's precision-guided munitions, layered air and missile defense, and strategic deterrent capabilities give operators advanced, integrated solutions to meet global defense and security needs today and tomorrow — ranging from affordable mass and maritime strike to protection against sophisticated drone and advanced missile threats.

In 2025, Boeing received multiple contracts to continue to meet the evolving needs of the U.S. and its international partners worldwide. The company also carried out critical tests and is preparing to support a possible service-life extension for the Minuteman III ICBM.

Boeing completed a 35,000-square-foot (3,252-square-meter) expansion of its factory that produces the PAC-3 seeker, which will enable Boeing to increase annual PAC-3 seeker production capacity to meet increasing air and missile defense demand.

The company also continues to meet or exceed production targets for customers and make significant investments to advance capability for the Joint Direct Attack Munition (JDAM), Small Diameter Bomb (SDB), Aegis Ballistic Missile Defense (ABMD) Standard Missile-3 (SM-3), Harpoon, Standoff Land Attack Missile Expanded Response (SLAM ER) and derivatives.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Human Space Exploration

CST-100 Starliner



International Space Station (ISS)



Space Launch System (SLS)



United Launch Alliance (ULA)



With experience gained from supporting every major U.S. endeavor to space, Boeing is focused on the future and proud to be part of all of NASA's human space exploration efforts. Boeing developed the CST-100 Starliner spacecraft to ensure NASA and the U.S. have redundant crew launch capabilities, enabling critical research on the International Space Station (ISS) laboratory and test bed. Boeing built and successfully tested heavy-lift propulsion to deep space with the Space Launch System (SLS) rocket.

Boeing is designing, building, testing and flying the CST-100 Starliner under a contract with NASA's Commercial Crew Program for the safe, reliable and sustainable transportation of astronauts to and from the ISS. Through 2025, Boeing and NASA worked closely to analyze the mission data and identify the root causes of the anomalies observed during the Crewed Flight Test. Hardware and operational modifications were tested and will be validated, and important cultural and organizational changes were implemented ahead of the program's upcoming mission, Starliner-1, scheduled to occur no earlier than April 2026. This mission will integrate insights and knowledge gained from earlier flight tests and testing efforts, prioritizing safety above all else. Starliner-1 will deliver essential cargo to the ISS while ensuring the highest standards of safety and reliability through in-flight validation of the spacecraft system. Boeing remains committed to supporting NASA's goal of sustained human presence in low Earth orbit through ongoing development and certification of the Starliner spacecraft.

2025 marked the 25th anniversary of continued human presence aboard the International Space Station. As NASA's prime contractor, Boeing designed and developed key structural elements — Unity Node (the first U.S.-built component), Destiny Laboratory Module and truss segments — and continues to provide engineering, operations, payload integration and vehicle sustainability. Additionally, Boeing manages technical integration across all segments, including visiting vehicles and international partner components. Innovations delivered by Boeing over two decades include superefficient lithium-ion batteries and roll-out solar arrays powered by Spectrolab solar cells that expand station capability. The ISS continues to inspire students and educators in STEM fields through initiatives such as Genes in Space, co-founded by Boeing and miniPCR bio. This program enables young scientists to develop experiments and conduct groundbreaking genetic research, further expanding the horizons of biological science. The ISS remains a test bed for technologies critical to future exploration and commercial low Earth orbit destinations.

NASA's SLS rocket, featuring the Boeing-built core stage, is the only proven deep-space optimized, super-heavy-lift rocket built to carry astronauts and large cargo in a single launch — taking humankind farther and faster than any rocket in history. Boeing is the prime contractor for the design, development, test and production of the SLS core stage, upper stage and flight avionics suite.

Core Stage 2 (CS2) will power the Artemis II mission, which is slated to fly the first crew around the Moon in over 50 years. In March 2025, CS2 was stacked in the Vehicle Assembly Building at Kennedy Space Center, where it was integrated with the two boosters, prior to stacking the Interim Cryogenic Propulsion Stage (ICPS) and NASA's Orion spacecraft. Stacking operations for the Artemis II mission was completed in October 2025. Meanwhile, core stage structures for the Artemis III, IV and V missions are currently in production at both NASA's Michoud Assembly Facility in New Orleans and Kennedy Space Center.

Boeing is also building the new, more powerful Exploration Upper Stage (EUS) that is designed to enable significantly improved deep space performance across mass, volume and velocity and will replace the Boeing- and ULA-built ICPS used in the first configuration of the rocket.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

Human Space Exploration

Production on EUS 1 for Artemis IV is underway.

ULA is a joint venture between Boeing and Lockheed Martin. ULA's newest rocket, the Vulcan rocket, provides industry-leading capabilities to fly to the most challenging and exotic orbits, while delivering the most accurate payload insertions in the world for all customers across the national security, civil and commercial markets, delivering any payload, at any time, directly to any orbit.

Following years of development and completing a comprehensive certification plan including two successful certification missions, the ULA Vulcan rocket was certified by the United States Space Force to fly National Security Space Launch (NSSL) missions. This translated into the first successful national security launch delivering a critical mission directly to geosynchronous orbit designed to enhance and strengthen our nation's space capabilities.

Contributing to the ULA increased launch cadence, ULA partnered with multiple commercial customers including Amazon and Viasat. ULA launched four Amazon Leo (formerly Project Kuiper) missions to low Earth orbit continuing Amazon's initiative to provide fast, reliable internet to customers around the world, including those in unserved and underserved communities; and Viasat launching the ViaSat 3-F2 mission is expected to double its existing global bandwidth.

Selected Programs, Products and Services

Boeing Defense, Space & Security   continued

National Security Space and Satellites

SES O3b mPOWER (702X Satellites)



Wideband Global SATCOM (WGS)-11 and WGS-12



X-37B Orbital Test Vehicle



Fire-control On Orbit-support-to-the-war Fighter (FOO Fighter) Missile Track Custody - Millennium



Boeing delivers what satellite customers need most: trusted connectivity, awareness and control when it counts. We pair Boeing's six decades of satellite heritage with open ground systems, mission operations and services, and the agility of Millennium Space Systems and Spectrolab. The result is capability that moves from design to factory to orbit with speed and reliability.

In 2025, we delivered more satellites than any year since 2000. Deliveries included two O3b mPOWER satellites to SES, Satelit Nusantara Lima to PSN in Indonesia, and ViaSat-3 F2 to Viasat. These platforms expand coverage areas, help close connectivity gaps and improve economics for operators connecting users at sea, on land and in the air. In addition to several spacecraft for national security customers, Millennium also delivered two TRACERS satellites to NASA to study magnetospheric reconnection and its effects on Earth's atmosphere that will allow for better understanding of impacts to space-based infrastructures.

Boeing's national security space team also won a franchise program with the Space Force awarding Boeing a $2.8 billion Evolved Strategic SATCOM (ESS) contract in July. The award covers development and production of the first two satellites, with options for two more, to strengthen survivable, secure communications for the nation's nuclear command, control and communications mission.

The autonomous X-37B spaceplane concluded its seventh mission with a March 7 landing at Vandenberg Space Force Base. The vehicle demonstrated a fuel-efficient, first-of-its-kind aerobraking maneuver allowing it to make sustainable orbital changes. These achievements inform future space operations. An eighth mission launched again on Aug. 21 with an expanded service module, carrying experiments that will test quantum navigation for GPS-denied environments and laser communications.

Millennium completed all design reviews and officially launched production on Fire-control On Orbit-support to-the-war Fighter (FOO Fighter), the Space Development Agency's advanced missile defense constellation. Millennium's Missile Track Custody program remains on track to support the Space Force's launch plans, which adds a proliferated, modular missile warning/missile tracking capability to the national defense.

Teams pressed ahead on key programs for the U.S. Space Force, including several ground systems that will modernize and bring powerful processing and allocation capability to the Boeing-built Wideband Global SATCOM (WGS) constellation, namely the Global SATCOM Configuration Control Element (GSCCE) and Protected Tactical Enterprise Service (PTES) programs. The team also continues progress on the advanced WGS-11 and WGS-12 satellites. These next-generation spacecraft will fly hardened software-defined payloads that can steer capacity where needed, resist jamming and keep the warfighter connected.

We also continue scaling to meet demand, expanding our production footprint to deliver on our growing order book, which includes Millennium's constellations. We are maintaining hot production lines and investing in quantum, artificial intelligence and photonics to enable tomorrow's resilient space architecture.

Selected Programs, Products and Services

Boeing Global Services

D. Christopher Raymond, Executive Vice President; President and CEO, Boeing Global Services; Plano, Texas, USA

Digital Services



Boeing's Digital Services business helps airlines improve the way they maintain, fly and operate their fleets. We combine deep aircraft expertise, decades of operational data and modern software to turn information into predictive insights that improve availability, reliability and efficiency with measurable results such as fewer disruptions, faster turnarounds and lower life cycle costs.

Our portfolio spans maintenance and flight performance, delivering real-time insight across every stage of the aircraft life cycle. Maintenance solutions such as aircraft health monitoring, document management, fleet connectivity and asset life cycle management help crews work smarter and maintain fleets with precision. Flight performance technologies give pilots and dispatchers the insight to optimize planning, routing and in-flight decisions with greater efficiency and confidence.

Training Solutions



Training Solutions is a leader in aviation learning and simulator services that further enhance aviation safety as well as meet the career-long training needs of pilots, maintainers and cabin crew in commercial, defense and early-career aviation learning. The business develops and delivers training programs, technology, simulation and analytics tools — as well as software, technical services and data solutions, and training center support. Enabled by Boeing's global infrastructure, data-driven approach and research facilities, Training Solutions provides superior customer support and has evolved its world-class offerings into comprehensive solutions.

Cabin, Modifications and Maintenance



Boeing Global Services provides commercial and government customers around the world with fleet solutions backed by original equipment manufacturers (OEMs) that optimize readiness, reliability and life cycle value. Our global engineering and maintenance network delivers modifications, sustainment and upgrades for a range of aircraft types across airframe, performance and systems (AP&S), avionics, connectivity and interiors. Commercial services also include life-extending conversion programs to meet growing cargo demand, including the 737-800 and 767-300 Boeing Converted Freighters.

We support commercial operators with cabin and interiors development, including through joint ventures and subsidiaries that bring specialized design and production capability for seating, galleys and other cabin components. For government and defense customers, we deliver sustainment, maintenance and modification programs that preserve mission readiness and extend platform availability, backed by Boeing engineering, technical data and global execution.

Parts & Distribution



Parts & Distribution operates one of the industry's most comprehensive aftermarket parts and distribution services networks. Whether customers need high-value parts, tailored solutions, consumables or expendables, they have access to the world's most robust supply chain and the flexibility, scale and purchasing power to operate efficiently. Using supply chain expertise and advanced analytics capabilities, Boeing supports all aspects of fleet management, including airplane-on-ground support, component repair, used serviceable material offerings, and engine and component exchange programs.

Our OEM knowledge and global distribution network provide supply chain solutions, when and where it matters most for customers who expect stability, reliability and flexibility for their Boeing and non-Boeing platforms. Boeing's diverse and expansive Parts & Distribution portfolio delivers for commercial, defense, rotorcraft, and business and general aviation customers around the globe.

Selected Programs, Products and Services

Boeing Commercial Airplanes, Product Development

Brian Yutko, Vice President, Product Development;
Seattle, Washington, USA

Wisk



Boeing views Advanced Air Mobility, including electric vertical takeoff and landing (eVTOL) aircraft, as a long-term complement to our core commercial, defense and services businesses. These efforts are a way for us to mature technologies like electric power, advanced automation, flight controls and new development and certification approaches and thoughtfully apply them to the future of flight.

Wisk, a wholly-owned Boeing Advanced Air Mobility subsidiary, is pursuing FAA certification of an all-electric, autonomous eVTOL aircraft designed for short-range passenger transport under a limited concept of operations. In December 2025, Wisk flew its 6th Generation aircraft, a four-seat autonomous air taxi intended to operate on defined routes and in controlled environments. Programs like this allow the company to package new technologies into a complete product that demonstrate a rigorous safety case, while generating learning that can inform future Boeing products, services and development methods over time.

Wisk operates as a nonintegrated Boeing subsidiary headquartered in the San Francisco Bay Area, with locations around the world. With over a decade of experience and more than 1,750 flight tests, Wisk is focused on safe, sustainable daily mobility solutions, while Boeing concentrates on larger transport-category airplanes and global services. Together, we are exploring how Advanced Air Mobility solutions could eventually create new business opportunities for Boeing and our customers, while learning from the technology and development methods along the way.

Shareholder Information

Corporate Headquarters

The Boeing Company
929 Long Bridge Drive
Arlington, VA 22202
703-465-3500
www.boeing.com

Transfer Agent

Our transfer agent is Computershare Trust Company, N.A. (Computershare). The transfer agent is responsible for registered shareholder records, issuance of stock, replacement of lost stock certificates, consolidation of accounts, and distribution of dividends and tax reporting documents, including Form 1099. Requests concerning these or other related shareholder matters are most efficiently answered by contacting:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
888-777-0923
781-575-3400 (outside the United States)
www.computershare.com/investor

Registered shareholders also can access their accounts to view their account history, account statements and tax reporting documents; change their address; certify their tax identification number; replace checks; request duplicate statements; make additional investments; and download a variety of forms related to stock transactions at www.computershare.com/investor.

Electronic Delivery

Shareholders are encouraged to enroll in the electronic delivery program to receive all shareholder communications, including proxy voting materials, electronically instead of by mail. Registered shareholders can enroll at www.computershare.com/investor.

Duplicate Shareholder Accounts

Registered shareholders with duplicate accounts may contact Computershare for instructions regarding the consolidation of those accounts. We recommend that registered shareholders always use the same form of their names in all stock transactions to be handled in the same account. Registered shareholders may also ask Computershare to eliminate excess mailings of annual reports going to shareholders in the same household.

Change of Address

For Boeing registered shareholders:
Contact Computershare through one of the means described above.

For Boeing beneficial shareholders:
Contact your brokerage firm or bank to give notice of your change of address.

Investor Relations Contact

The Boeing Company
Mail Code 9U2-14
800 N 6th Street
Renton, WA 98057-5411
www.boeing.com/investors

Request an Annual Report

Mail Services
The Boeing Company
Mail Code 3T-00
P.O. Box 3707
Seattle, WA 98124-2207
425-965-4550
mailservices@boeing.com

In addition, an electronic version of the annual report is available at www.boeing.com. You can also view electronic versions of the proxy statement, Form 10-K or Form 10-Q at www.boeing.com or on the Securities and Exchange Commission website at www.sec.gov.

Stock Exchanges

The company's common stock is traded principally on the New York Stock Exchange; the trading symbol is BA.

Independent Auditors

Deloitte & Touche LLP
1015 2nd Ave Suite 500
Seattle, WA 98104
206-716-7000

Equal Opportunity Employer

It is the policy of The Boeing Company to attract and retain the best-qualified people available without regard to race, color, religion, national origin, gender, sexual orientation, gender identity, age, physical or mental disability, genetic factors, military/veteran status or other characteristics protected by law.

Boeing's MQ-28 on the runway in Australia.

The Boeing Company
929 Long Bridge Drive
Arlington, VA 22202
USA

Portions of The Boeing Company Annual Report were printed with 100% certified wind-powered energy on Forestry Stewardship Council®-certified paper that contains at least 10% postconsumer waste.

Printed in the USA.


B10
N4022T